December 20, 2011

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Leviathan Minerals Group Incorporated
Form 8-K
Filed August 26, 2011
File No. 0-53926

Dear Ms. Parker:

This letter is in response to the comments contained in the Securities and Exchange Commission letter, dated September 26, 2011 (the "Comment Letter"), to Leviathan Minerals Group Incorporated (the “Company”), concerning the Form 8-K filed by the Company with the Securities and Exchange Commission on August 26, 2011.

The comments from the Comment Letter are repeated below and, for convenience of reference, the number beside each of the following comments corresponds to the paragraph numbering indicated in the Comment Letter. Please note that we have not changed the page numbers in the headings or comments from the Comment Letter, but the page numbers referred to in our responses below refer to the enclosed draft Amendment and draft financial statements.

On behalf of the Company, the following are our responses to the Staff’s comments:

General

1. Where comments on a section also relate to disclosure in another section, please make parallel changes to all affected disclosure. This will eliminate the need for us to repeat similar comments. Also, your response letter should include page number references keying each response to the page of the filing where the responsive disclosure can be found. This will expedite our review of the filing.

Where the comments on a section also relate to disclosure in another section, the Company made parallel changes to all affected disclosure. This response letter includes page number references keying each response to the page of the filing or footnote of the financial statements where the responsive disclosure can be found.

2. Please send us the supporting documentation for all statistical claims that you make in your filings. For instance, we note the following claims, among others:

●	“Bangka Island is located in the world’s largest tin belt and world’s principal tin producing center.” (page 5)

●	Two of the top ten tin producers operate in Bangka Island – PT Timah and PT Koba Tin.” In addition, clarify whether you mean “top ten tin producers” in the world, or some other defined area. (page 5)

●
“About 80% of the world’s tin deposits are in the form of unconsolidated alluvial deposits located across the Indonesian tin belt, an area that extends approximately 3,000 kilometers from Thailand, to the Malaysian Peninsula, and down through Indonesia.” (page 6)

●	“According to a CRU Monitor report, Indonesia is the second largest tin producer in the world after China, controlling 20% market share or around 64,300 metric tons.” (pages 6, 19)

●	“Indonesia is also the world’s top tin exporter with over 90% of its tin products exported to the international market.” (page 6, 19)

●	“According to the International Tin Research Institute (ITRI), global consumption is expected to grow 7.9% year over year lifted by demand from the electronics sector.” (page 7)

●	“The electronics manufacturing sector is important to the tin industry as the sector consumes around 52% of the world’s tin production in the form of tin solder.” (page 7)

●	“INBS Research expects electronic purchases to increase 5% CAGR over the next three to US$367 billion in 2013.” (page 7)

●	Please send us the source material for the charts reproduced at page 8.

The above list is not intended to exhaustive. Please mark the supporting documents to show precisely the location of each piece of information on which you are relying for the claims you make in your filing. In addition, please tell us whether your source material is publicly available, and whether you paid any compensation for the receipt of such information.

The supporting documentation for all statistical claims has been mailed to the SEC.

Description of Business, page 4

3. We note your disclosure at page 21 that Dynamic Event Limited is the parent company of Top Yield Holdings Limited. Please include Dynamic Event as well as its holders, Messrs. Supardi and Tjandra, in the corporate organizational chart on page 4.

Dynamic Event Limited as well as its holders, Messrs. Supardi and Tjandra, have been added to the corporate organizational chart on page 4

Our Products and Business Strategy, page 5

4. Please refer to the following sentence at the top of page 6: “Under MSG, it has 35 individual concessions (all of which are Exploration IUP) surrounding Bangka Island.” Please clarify, if true, that PT Mitra Sukses Globaldino (which you abbreviate on page 2 as “PT MSG”) holds the concessions. In the sentence as written, it is unclear which entity you are referring to.

The Company has revised the filing on page 6 to indicate that PT MSG holds the concessions and revised the disclosure to reflect the Staff’s other comments herein.

5. Please refer to the following sentence on page 6: “Our smelting facilities have the capacity to produce 6,000 tonnes of tin ingots with 99.85% purity.” We note similar sentences on page 10. Please clarify, if true, that this is annual capacity. In addition, please clarify the actual annual production from your facilities.

Our smelting facilities have the annual capacity to produce 6,000 tonnes of tin ingots. For the calendar year ended December 31, 2010, we produced 1,718 tonnes of tin ingots. For the six months ended June 30, 2011, we produced 1,443 tonnes of tin ingots. We have revised page 6 of our Form 8-K to include this additional information.

Industry and Market Overview, page 6

6. Please provide historical information regarding Indonesian tin mine production over a more extended period of time, or tell us why the period of time encompassing only 2009 is sufficiently representative. In this regard, explain why the chart indicates “2010E,” which we assume to mean estimated, when 2010 has concluded. Explain the basis for the projections that tin mine production would increase from 2011 to 2015.

The Company has replaced the chart, using a different source, to provide five years of Indonesian mine production.

Competition, page 7

7. Where you refer at page 8 to “the problems affecting PT Timah,” please briefly describe the nature of those problems.

The problems affecting PT Timah’s inland production, namely the flooding and debilitating weather, were disclosed in the first sentence of the paragraph.

Manufacturing and Sources of Raw Materials, page 9

8. Please enlarge the “Cutter Suction Dredge” image on page 9, as currently it is too small to read.

The Company has removed the “Cutter Suction Dredge” image. To make all print legible would require a full-page illustration which would over-emphasize the importance of Cutter Suction Dredges to the operations of the Company.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Company Overview, page 11

9. Please provide more detailed analysis for the reasons underlying material quantitative changes in operating and liquidity measures from period to period. Your discussion should not merely repeat numerical data contained in the financial statements. For example, where you indicate at page 13 that the company earned revenue from tin ingots after having no such revenue in the prior period, explain that fundamental business change. The example is not exclusive; please review your entire MD&A in light of this comment. For guidance, see Part III.D of SEC Release No. 34-26831 (May 18, 1989).

We have revised our Management Discussion and Analysis section to provide detail analysis for the reasons underlying the material quantitative changes in operating and liquidity measures from period to period. Please see revised Management Discussion and Analysis section included in the amended Form 8K as an exhibit to this response to the SEC Comment Letter.

10. Similarly, please provide information responsive to Items 303(a)(1) and (2) of Regulation S-K regarding known trends affecting liquidity, material commitments for capital expenditures and known material trends in capital resources.

We have revised our Management Discussion and Analysis section to provide detail analysis for the reasons underlying the material quantitative changes in operating and liquidity measures from period to period. Please see revised Management Discussion and Analysis section included in the amended Form 8K included as an exhibit to this response to the SEC Comment Letter.

11. We understand there have been recent changes in the composition of your business and that your accounting for various investments has changed from an equity method to full consolidation. Add disclosure to emphasize these recent events and to explain how they have impacted your financial presentation and the comparability of your operations over the periods presented.

We have revised our Management Discussion and Analysis section to provide detail analysis for the reasons underlying the material quantitative changes in operating and liquidity measures from period to period. Please see revised Management Discussion and Analysis section included in the amended Form 8K included as an exhibit to this response to the SEC Comment Letter.

Overview of Results of Operations, page 13

12. Your discussion of operations will require further details and analysis to comply with Instructions 1 through 5 to Item 303(a) of Regulation S-K. We anticipate some discussion of the reasons underlying the changes reflected in your financial results, also identifying material uncertainties and addressing the indicative value of your reported financial information. Please revise accordingly.

We have revised our Management Discussion and Analysis section to provide detail analysis for the reasons underlying the material quantitative changes in operating and liquidity measures from period to period. Please see revised Management Discussion and Analysis section included in the amended Form 8K included as an exhibit to this response to the SEC Comment Letter.

Directors and Executive Officers, page 21

13. Please revise Mr. Supardi’s biographical sketch to provide greater detail. For example, we note your disclosure at page 21 that Mr. Supardi “has been involved in a joint venture with Jinshunda Group in chromite mining in Sulawesi and in gold mining in West Kalimantan, Indonesia since June 2008.” Clarify in what capacity he has been involved. The same goes for his “partnership with Lei Shing Hong (Singapore).”

Mr. Supardi was an investor in Jinshunda Group in chromite mining in Sulawesi, gold mining in West Kalimantan, Indonesia, and Lei Shing Hong (Singapore). The Company revised Mr. Supardi’s biographical information.

14. We note your disclosure at page 22 that Mr. Levi “has been appointed to serve as a director of the Company effective as of the Effective Date.” Please disclose here the effective date.

The Effective Date was August 22, 2011 and was referenced in Section 1.10. The Company has amended the biographies of the directors and officers to be more consistent.

15. We note your disclosure at page 23 that “Except as noted above, there are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.” Please clarify your reference, “Except as noted above[.]”

The reference was to Section 5.02 and to the past resignations of Mr. Nguyen and Mr. Vollmers. The Company has changed the disclosure to remove the phrase “Except as noted above”.

Transactions with Related Person, page 23

16. Please explain why the material terms of the August 22, 2011 Exchange Agreement, including the naming of the interested parties, are not discussed here. Similarly, please explain why the $5,020,000 of Notes is not discussed here.

The Company has revised this section to describe the material terms of the August 22, 2011 Exchange Agreement and the sale and issuance of the $5,020,000 of Notes.

Exhibits

17. We note that the agreements that you have filed as exhibits are unsigned. Please re-file such agreements with conformed signatures, to indicate that the agreements as filed represent the executed versions. In addition, when you re-file the Securities Purchase Agreement filed as Exhibit 10.3, please include a complete version of Schedule A, the schedule of investors. Currently, the schedule of investors, along with their respective investment amounts, is blank.

The Company filed an amended Form 8-K on December 12, 2011 to re-file the agreements with conformed signatures and the requested schedules.

Exhibit 99.1 – Top Yield Holdings Limited Financial Statements for the Years Ended December 31, 2010 and 2009

We have attached to this letter as an exhibit a draft of our restated financial statements for Top Yield Holding Limited. Our financial statements that were previously filed have significantly changed due to several accounting errors which are discussed in Note 17 - Restatement.

General

18. You need to obtain an audit of your 2009 financial statements to comply with Rule 8-02 of Regulation S-X. Once this is complete, you will need to amend your filing to include an audit opinion covering both years presented.

Since Top Yield was established on January 10, 2010, there are no historical financial statements to be provided. We have included the financial statements of PT ALK as Top Yield’s successor as of and for the year ended December 31, 2009 and for the period from January 1, 2010 to April 14, 2010 (the date in which Top Yield gained control of PT ALK. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

19. Please revise your financial statements to resolve the discrepancy between the retained earnings and equity balances reported as of December 31, 2010 on pages 3 and 5. You should include error correction disclosures as necessary to comply with FASB ASC 250- 10-40-7 and related guidance.

We have corrected the discrepancy between the retained earnings and equity balances reported on the December 31, 2010 financial statements. We have included error correction disclosures as part of the restated financial statements. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment letter.

20. Tell us about your page 3 “Due from inter-companies” line item. Please include details of the individual amounts which comprise the total, the manner by which these became your receivables, identities of the counterparties, and an explanation of how you are related to each of them. If you are referring to entities within the consolidated group as the line caption suggests, we expect that you will need to revise your financial statements to eliminate intercompany balances and any related activity. Otherwise, you should revise the caption to more clearly reflect the nature of the amounts presented on this line item.

“Due from inter-companies” was an incorrect term in our previous financial statements. We should have used the term “due from related parties”. We have corrected this term in our restated 2010 and 2009 financial statements. In addition, we have included greater discussion of our related party transactions in Note 14 in our restated 2010 and 2009 financial statements included as an exhibit to the SEC Comment letter.

21. Please revise your presentation on page 6 to remove the measure operating cash flows before movements in working capital since this is non-GAAP. Additionally, revise your cash flow statement to start your operating cash flow reconciliation with net income to comply with FASB ASC 230-10-45-28.

We have replaced “operating cash flow before movements in working capital” with “changes in assets and liabilities, net of amounts acquired “in the restated 2010 and 2009 financial statements.

Note 1 – Organization and Principal Activities, page 7

22. We note you disclose that Top Yield was incorporated on January 28, 2010 and is a holding company for its subsidiaries HAS and EC. We also note you disclose that you acquired 100% of the EC shares on February 10, 2010. Please expand your disclosure to include the date you acquired HAS shares, a description of the assets purchased and liabilities assumed, the amount and form of consideration exchanged, and information that reveals the nature and extent of HAS operations if any. It should be clear how you have accounted for the HAS acquisition.

We have revised our disclosures to describe the series of transactions that resulted in Top Yield and its subsidiaries. Please see Note 1 - Organization of Business, in the Notes to the Consolidated Financial Statements.

23. Expand your disclosure to include details about each of the transactions and agreements which have led to the organization depicted on page 4 of your Form 8-K. We expect these details would include informational content consistent with that requested in the preceding comment. Also revise all sections of your filing including the financial statements as necessary to utilize acronyms consistently when referring to the various entities. Please ensure that you disclose all of the information necessary to comply with FASB ASC 805- 10-50, as applicable.

The Company has revised the organization chart on page 4 of the Form 8-K to include additional information. The Company has also included additional information in Note 1 and Note 5 of the Top Yield Financial Statements.

24. Tell us how the organization depicted on page 4 of your Form 8-K was conceived and orchestrated. Identify all individuals participating in the reorganization of these entities and in negotiating the underlying agreements; explain their motivations. And for each stage of the reorganization explain whether you believe there was a change in control of any entity, and show how you have applied the criteria in FASB ASC 810-10-25 in formulating your view.

The Company has revised the organization chart on page 4 of the Form 8-K to include additional information. The Company has also included additional information in Note 1 and Note 5 of the Top Yield Financial Statements.

25. Disclose the terms of the two assignment of dividend agreements and the purchase options mentioned on page 4 of your Form 8-K, explain the reasons for these agreements and the accounting implications.

The shareholders of Top Yield, who are also owners of PT Mulia Andalan Persada ("PT MAP"), also entered into an agreement with us to assign any and all dividends, bonuses and all other distributions (in cash or in kind) that PT MAP receives in respect of its shares in PT AP.  The shareholders of Top Yield, owners of PT Mulia Andalan Persada ("PT MAP"), were also required to enter into an agreement with us to assign any and all dividends, bonuses and all other distributions (in cash or in kind) PT MAP receives in respect of its shares in PT AP.  The shareholders to Top Yield, who are also owners of PT Havilah Sukses Bersama ("PT HSB"), also entered into an agreement with us to assign any and all dividends, bonuses and all other distributions (in cash or in kind) PT HSB receives in respect of its shares in PT ALK.

FASB ASC 810-10-45-20  states net income or loss and comprehensive income or loss, as described in Topic 220, shall be attributed to the parent and the noncontrolling interest.  Prior to the assignment of the dividend agreements we attributed net income or loss to the noncontrolling interest based its ownership interest.  Subsequent to the assignment of the dividend agreements we will attribute net income or loss to the noncontrolling interest based on the rights to future earnings of the entity.  As a result of the assigned dividend agreements, we will attribute 100% of the future earnings of PT AP and PT ALK to the parent company and will not attribute future earnings to the noncontrolling interests as long as PT MAP and PT HSB own a noncontrolling share of PT AP and PT ALK, respectively.

The Company has an option, for a period of five (5) years from the Effective Date, to purchase 80% of the issued and outstanding equity interests of PT Mitra Sukses Globaldino, a company incorporated in the Republic of Indonesia ("PT MSG"), pursuant to the terms and conditions of a Share Option and Right of First Refusal Agreement by and among the Company and those certain equity owners owning 80% of the issued and outstanding equity interests of PT MSG.  The purchase price will be equal to a value of not more than 79.2 per cent of the fair market value of 80% of the share capital in PT MSG as determined by an independent appraiser and (i) on the basis of an arm's length transaction between a willing, but not anxious, seller and a willing, but not anxious, buyer.  The purchase price may be paid using shares of the Company's common stock.

Note 2 – Summary of Significant Accounting Policies, page 8

(b) Basis of Presentation, page 8

26. We note your disclosure explaining that for comparative purpose, you presented the financial statements for the year ended December 31, 2009 on a pro forma basis, as if Top Yield has acquired 99% of HAS shares and 100% of EC shares. These financial statements do not satisfy your reporting obligation. You must present audited historical financial statements for the year ended December 31, 2009 to comply with Rule 8-02 of Regulation S-X.

Since Top Yield was established on January 10, 2010, there are no historical financial statements to be provided. We have included the financial statements of PT ALK as Top Yield’s successor as of and for the year ended December 31, 2009 and for the period from January 1, 2010 to April 14, 2010 (the date in which Top Yield gained control of PT ALK. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

27. Given your representation that you prepared your financial statements in accordance with GAAP, also considering the matter discussed in the preceding comment and that other errors have been identified in this letter, you should immediately file a Form 8-K to report the information required under Item 4.02, concerning non-reliance on previously issued financial statements.

On October 7, 2011, we filed a Form 8-K to report the information required under Item 4.02, concerning non-reliance on the 2010 and 2009 filed financial statements.

The Form 8-K is as follows:

On October 7, 2011 the Audit Committee of the Board of Directors (the "Audit Committee") of Leviathan Minerals Group Incorporated (the "Company"), after consultation with management of the Company, including the Company’s Chief Financial Officer, concluded that the audited financial statements of Top Yield Holdings Ltd. ("Top Yield") as of December 31, 2010 and 2009 and the years then ended, the unaudited financial statements of Top Yield as of June 30, 2011 and 2010 and the periods then ended, the Pro Forma Financial Statements of the Company and Top Yield as of December 31, 2010 and the year then ended and the Pro Forma Financial Statements of the Company and Top Yield as of June 30, 2011 and the period then ended (collectively, the "Financial Statements"), all as filed with the Securities and Exchange Commission (the "SEC") as Exhibits 99.1, 99.2 and 99.3 to the Company’s Current Report on Form 8-K on August 26, 2011 (the "Form 8-K"), should be restated in response to certain comments received by the SEC.

The Form 8-K was filed, in part, as a result of the Company's acquisition of 100% of the issued and outstanding equity interests of Top Yield in exchange for shares of the Company's common stock. As a result of the acquisition, the Company changed its name to Leviathan Minerals Group Incorporated.

The Company’s Audit Committee, in consultation with management, concluded that in light of the required restatement discussed above, the previously issued Financial Statements included in the Company’s Form 8-K should no longer be relied upon.

The Company’s Chief Financial Officer and Audit Committee discussed the foregoing issues, findings and conclusions with Baker Tilly Virchow Krause, LLP ("BTVK"), the Company’s independent registered accountant. As previously reported in a Form 8-K filed by the Company on May 3, 2011, the Company engaged BTVK as its independent registered public accountant on April 29, 2011. BTVK did not audit the Financial Statements prepared by Top Yield and filed with the Form 8-K. The Company is working diligently to prepare restated Financial Statements and have BTVK audit and review, as required, such Financial Statements.

(j) Ore Reserve, page 10

28. We expect that you will need to eliminate estimates of mineralization that do not constitute proven or probable reserves as defined by Industry Guide 7. Given that you have made these disclosures in the notes to your financial statements please clarify whether your auditor included this information in the scope of the audit.

We have eliminated the estimates of mineralization that do not constitute proven or probable reserves as defined by Industry Guide 7 in the December 31, 2010 and 2009 financial statements. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

(m) Revenue Recognition, page 11

29. Please expand your disclosure to describe the nature of your operations with details sufficient to understand your principal sources of revenue, identifying your principal products and services, and the point at which you recognize revenue in the physical conveyance of products or rendering of services.

We have revised our revenue recognition disclosure to describe the nature of our operations including principal sources of revenue and our revenue recognition policy. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

We are a vertically integrated mining company engaged in the business of the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia. We export our tin ingots to customers in Singapore. We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectability is reasonably assured. We recognize revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. Revenue from product sales are recognized on a gross basis as the indicators for recording revenue on a gross basis are persuasive.

PT AP sells 100% of the tin sand that is mined from its concessions directly or indirectly to PT ALK. EC is in the business of trading tin sand/ores whereby EC contracts with third party mining companies to extract tin sand from the concessions owned by PT AP and sells the tin sand/ores to PT ALK.

As of February 10, 2010, Top Yield acquired EC. As of April 14, 2010, Top Yield was deemed to have financial control of PT ALK and PT AP. As such, after April 14, 2010, all intercompany transactions between PT AP, PT ALK and EC are eliminated in consolidation. We have corrected the financial statements as of December 31, 2010 to eliminate intercompany balances after April 14, 2010.

Note 8 – Segment Information page 17

30. It appears that you have included the Note 8 header in two different sections, on pages 17 and 19, and have not utilized Note 5 in any section header. Please revise your Note numbers to order each section distinctly and sequentially.

We have revised the formatting of our Notes to the Consolidated Financial Statements as of December 31, 2010 and 2009. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

31. We note that you are reporting service income on a net basis in revenue, representing the amount charged to customers “…for engaging third party dredging and exploration services over the cost incurred.” Please expand your disclosure under Note 2 (m) to describe this aspect of your operations including your accounting policy with details sufficient to understand your rationale in reporting service income net of your service cost. Submit the analysis that you performed in considering the guidance in FASB ASC 605-45-45.

We have revised our revenue recognition disclosure to describe the nature of our operations including principal sources of revenue and our revenue recognition policy.

We are a vertically integrated mining company engaged in the business of the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia. We export our tin ingots to customers in Singapore. We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectability is reasonably assured. We recognize revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. Revenue from product sales are recognized on a gross basis as the indicators for recording revenue on a gross basis are persuasive.

EC is in the business of trading tin sand/ores whereby EC contracts with third party mining companies to extract tin sand from the concessions owned by PT AP and sells the tin sand/ores to PT ALK. In the previously issued financial statements, we reported service income as revenue earned by EC and did not eliminate this intercompany revenue to PT ALK. After April 14, 2010 when Top Yield was deemed to have financial control of PT ALK and PT AP, all intercompany sale transactions between EC and PT ALK should have been eliminated in consolidation. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

32. Please disclose along with your table showing the breakdown of cost of sales how the absorption of price variance over standard dredging and exploration cost relates to the actual dredging and exploration costs incurred in terms of your accounting and presentation. It should be clear how the standard dredging and exploration costs are reported and why you believe the variance is properly segregated and included in cost of sales.

“Absorption of price variance over standard dredging and exploration cost” was an incorrect term in our previous financial statements. Please note that we have removed Note 8 from our restated 2010 and 2009 financial statements.

Our costs of applicable to sales consist of:
●	direct materials (tin sand)
●	direct labor and
●	indirect expenses such as maintenance, fuel, indirect materials, etc.

Exploration and development costs are expensed as incurred and are included in selling, general and administrative expenses. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs are amortized using the straight line method over the estimated life of the probable reserve and is then included as a component of costs applicable to sales.

33. Please expand your disclosure to include all of the information prescribed by FASB ASC 280-10-50-20 through 50-42, concerning your segments, products and services, geographical areas and major customers.

We have revised our disclosure to comply with FASB ASC 280-10-50-20 through 50-42, which requires us to disclose “operating segments” based on the manner in which management disaggregates the Company’s operations for making internal operating decisions. We operate as one segment as our revenue consists solely of tin ingot sales and we operate in one geography. Please see restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

Note 7 – Other Operating Income, page 19

34. Please revise your disclosures under this heading, also in Note 8 and your policy discussion on page 12 to more clearly describe the circumstances under which you engage in hedging activities and purchase or sell forward contracts. Further details are necessary to comply with FASB ASC 815-10-50. Please explain the reasons for purchasing tin ore rather than sourcing this commodity from your mining operations. The extent to which you rely on this mechanism for satisfying terms of your sales agreements should be clear. We would also like to understand your manner of accounting for the forward contract resulting in the $3.6 million gain reported for the year ended December 31, 2010, and whether this coincided with settlement and receipt of proceeds, or represents only a fair value adjustment. Tell us why no portion of the gain on forward contract appears in your reconciliation of cash flows from operating activities on page 6.

We have revised our disclosure to comply with FASB ASC 815-10-50. Please see Note 2 - Summary of Significant Accounting Policies and Note 10 - Derivatives in the restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

We purchase tin sand from third parties in addition to mining tin sand from our concessions. We purchase tin sand in order to keep our smelting operations running year round due to the seasonality of mining tin sand from our concessions. In addition, our production of tin sand concessions does not allow us to fully utilize our smelting operations. As a result we need to purchase tin sand in order to better utilize our smelting operations.

Note 9 – Non-Operating Income, page 19

35. You state that you were able to acquire Europe – China Commercial Union Holding Limited (EC) for $1, even though its fair value was $3.2 million, because you have “great bargain power.” And we see that you recorded the difference as a component of other comprehensive income (OCI) on pages 4 and 5. Please expand your disclosure to describe the assets acquired and liabilities assumed, also describe your relationship with EC and its owners prior to your acquisition, identify the extent of common ownership, and explain how you exercised your bargain power so that it is clear why the owners of EC agreed to accept a nominal value in exchange for their interests.

Tell us why you recorded the $3.2 million gain in other comprehensive income rather than your statement of operations as may occur in a bargain purchase under FASB ASC 805-30-25. We expect that the incremental disclosure we have requested for Note 1 above would encompass this transaction.

We have corrected our accounting of the EC acquisition to record the purchase under ASC 805. Please see Note 5 - Business Combinations in the restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

Note 10 – Non-Operating Expense, page 20

36. We understand that you recognized impairment of your investment in AP and ALK in 2010 as non-operating expense, which appears in other comprehensive income on page 4. Please explain why the impairment loss would not appear in your income statement, pursuant to FASB ASC 323-10-35-4.

In the previously issued financial statements, the AP and ALK transactions were erroneously accounted as equity transactions using the equity method of accounting. As such, adjustments were erroneously recorded to the investments in PT AP and PT ALK to reflect PT HAS’ proportional amount of the operating results of PT AP and PT ALK.

We have corrected our accounting related to our investment in PT AP and PT ALK in the 2010 financial statements.

The December 31, 2010 financial statements have been corrected to consolidate PT AP and PT ALK with PT HAS and Top Yield. PT AP was purchased by Mr. David Supardi and Mr. Ape Tjandra in a series of transactions from December 2009 through April 2010. Subsequent to these transactions, Mr. David Supardi and Mr. Ape Tjandra contributed their ownership in PT AP to PT HAS and PT Havilah Sukses Bersama (PT HSB), both entities owned jointly by Mr. David Supardi and Mr. Ape Tjandra. As PT AP was contributed to PT HAS by entities under common control, management concluded that PT AP’s assets should be recorded at historical cost. Non-controlling interest was recorded related to the 50% ownership by HSB in PT AP’s statement of operations and balance sheet.

Please see Note 5 - Business Combinations in the restated 2010 and 2009 financial statements included as an exhibit to this response to the SEC Comment Letter.

Exhibit 99.2 – Top Yield Holdings Limited Financial Statements for the Six Months Ended June 30, 2011

General

37. Please make revisions to your interim financial statements in Exhibit 99.2 as necessary to address all related comments issued on Exhibit 99.1 above.

We have revised our June 30, 2011 interim financial statements as to address all related comments to the December 31, 2010 and 2009 financial statements. Please see restated June 30, 2011 financial statement included as an exhibit to this response to the SEC Comment Letter.

38. You will need to revise your interim financial statements to include the balance sheet as of the end of your most recently completed fiscal year, December 31, 2010, to comply with Rule 8-03 of Regulation S-X.

We have revised our interim financial statements to include the December 31, 2010 balance sheet to comply with Rule 8-03 of Regulation S-X. Please see restated June 30, 2011 financial statements included as an exhibit to this response to the SEC Comment Letter.

Statements of Consolidated Income and Comprehensive Income, page 4

39. We note you reported $33.3 million net sales revenue for the six months ended June 30, 2011 compared to $1.5 million net sales revenue for the six months ended June 30, 2010. We note you disclosed on page 13 of Form 8-K that $23.2 million of the net revenue for the six months ended June 30, 2011 was attributable to tin ingot sales which were new in 2011.

Please expand your disclosure to discuss in more detail the factors that contributed to your high tin ingot sales revenue for the six months ended June 30, 2011.

The change in net sales revenue for the six months ended June 30, 2011 compared to June 30, 2010 is a result of the April 2010 acquisition of PT ALK. We will disclose unaudited condensed proforma financial information as if the April 2010 acquisition had been consummated as of January 2010 for the proforma six months ended June 30, 2010. We will include this revised disclosure as part of the restated June 30, 2011 financial statements as included as an exhibit to this response to the SEC Comment Letter.

Note 11 – Non-Operating Income, page 19

40. You state that you acquired the AP and ALK shares at par value and explain that the “due price exceed net asset” is recorded as other comprehensive expense. Please expand your disclosure to provide informational content pertaining to these transactions consistent with that requested for Note 9 to your annual financial statements above. It should be clear why you viewed these acquisitions as reorganizations and did not account for them at fair value.

In the previously issued financial statements, the PT AP and PT ALK transactions were erroneously accounted as equity transactions using the equity method of accounting. As such, adjustments were erroneously recorded to the investments in PT AP and PT ALK to reflect PT HAS’ proportional amount of the operating results of PT AP and PT ALK.

We have corrected our accounting related to our investment in PT AP and PT ALK in the 2010 financial statements.

PT AP
The December 31, 2010 financial statements have been corrected to consolidate PT AP with PT HAS and Top Yield. PT AP was purchased by Mr. David Supardi and Mr. Ape Tjandra in a series of transactions from December 2009 through April 2010. Subsequent to these transactions, Mr. David Supardi and Mr. Ape Tjandra contributed their ownership in PT AP to PT HAS and PT Havilah Sukses Bersama (PT HSB), both entities owned jointly by Mr. David Supardi and Mr. Ape Tjandra. As PT AP was contributed to PT HAS by entities under common control, management concluded that PT AP’s assets should be recorded at historical cost. Non-controlling interest was recorded related to the 50% ownership by HSB in PT AP’s statement of operations and balance sheet.

PT ALK
The December 31, 2010 financial statements have been corrected to account for the PT ALK transaction at fair value under applicable business combination rules. On April 14, 2010, PT HAS and PT HSB, an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra, entered into an agreement to acquire 100% of PT ALK with each entity owning 50% of PT ALK. On that date, PT HAS accounted for the transaction as a business combination as it controlled a majority of PT ALK directly or indirectly through Mr. Supardi and his related entities. Non-controlling interest should be recorded related to ownership by PT HSB. Top Yield was deemed to have financial control as of April 14, 2010 of PT ALK, as PT HAS and PT HSB are related through common ownership. PT ALK is consolidated with PT HAS and Top Yield as of April 14, 2010.

We did not record transactions related to the PT AP’s contribution or PT ALK’s acquisitions in non-operating income in the restated June 30, 2011 financial statement. Please see restated June 30, 2011 financial statement included as an exhibit to this response to the SEC Comment Letter.

Note 12 – Capital Transactions, page 19

41. Please explain your rationale for recording your initial 50% investments in AP and ALK at values which did not represent fair value; and for applying the equity method until purchasing additional interests in April 2011. Please identify the owners of these entities prior to your acquisitions and the level of their ownership interests immediately before and after each transaction in both of these entities and also in you and each of your subsidiaries and affiliates. Tell us how the AP and ALK operations were managed during all periods –identify the officers and directors and describe the level of their involvement in your formation and in the operations of you and your subsidiaries and affiliates.

In the previously issued financial statements, the PT AP and PT ALK transactions were erroneously accounted as equity transactions using the equity method of accounting. As such, adjustments to the investments in PT AP and PT ALK to record PT HAS’ proportional amount of the operating results of PT AP and PT ALK was also recorded in error.

We have corrected our accounting related to our investment in PT AP and PT ALK in the restated 2010 and 2009 financial statements as discussed in our response to comment 40.

42. We understand that upon acquiring the additional 30% and 49% equity interests in AP and ALK in April 2011, you remeasured your previous 50% interests in each entity at fair value, and recorded a $290,000 unrealized appreciation gain in other comprehensive income. Tell us why you did not record the gain in your income statement, pursuant to ASC 805-10-25-10.

In the previously issued financial statements, the AP and ALK transactions were erroneously accounted as equity transactions using the equity method of accounting. Please see Note 5 – Business Combinations in the restated June 30, 2011 financial statement included as an exhibit to this response to the SEC Comment Letter.

Exhibit 99.3 – Leviathan Minerals Group, Inc. – Notes to Unaudited Condensed Pro Forma Financial Statements

43. Expand your disclosure to discuss your accounting for the August 22, 2011 Exchange Agreement with Top Yield Holdings Limited, and the nature of the financial statements that will be presented upon completion of the transaction.

The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. We have accounted for this merger as a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. As result our future filings will include the historical financial statements of Top Yield Holdings Limited.

44. We expect that revisions to the Top Yield financial statements included in your pro forma presentation will be necessary in the course of resolving the comments pertaining to Exhibits 99.1 and 99.2 above.

We have revised our pro forma presentation to address all related comments to the December 31, 2010 and 2009 and June 30, 2011 financial statements. Please see restated pro forma disclosures included as an exhibit to this response to the SEC Comment Letter.

Engineering Comments

Our Products and Business Strategy page 5

45. We note you disclose mineral resources throughout your filing. The provisions in Instruction 3 to paragraph (b)(5) of Industry Guide 7 generally limit the disclosure of mineralization to proven and probable reserves in filings with the SEC. Therefore, it appears that you should remove all of the mineral resource disclosures and associated values from your filing as these do not constitute proven or probable reserves.

The Company has removed all of the mineral resource disclosures and associated values from your filing as these do not constitute proven or probable reserves.

46. As the guidance in paragraph (a)(1) of Industry Guide 7 equates the terms ore and reserves, any utilization of the terms ore, ore grade and ore body are regarded as commensurate with references to proven or probable reserves. Please remove such terms from all disclosures which pertain to properties on which you have not established proven or probable reserves, as defined in Industry Guide 7.

The Company has removed these terms from all disclosures which pertain to properties on which you have not established proven or probable reserves

47. Please forward to our engineer, as supplemental information and not as part of your filing, the Minarco technical report referenced on page 10, pursuant to paragraph (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. Please also provide the name and phone number for a technical person whom our engineer may call if he has technical questions about your reserves. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

The Company has forwarded to the SEC’s engineer the Minarco technical report and the other information requested under a separate cover.

Property page 16

48. Please disclose information regarding your land and mineral rights for each of your material properties. If you have identified properties in your filing that are not material, include a statement to that effect in your disclosure and clarify your intentions. For each material property, include the following information:

●	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

●
An outline of the process by which mineral rights are acquired at the location, also details concerning the basis of entitlement and duration of your mineral rights, surface rights, mining claims or concessions.

●	An indication of the type of rights or claims such as placer or lode, exploration or exploitation, State or Federal, patented or unpatented, lease or concession.

●
The conditions that must be met to retain your rights, claims or leases, including quantification and timing of all necessary payments, including any annual maintenance fees, also identifying the party who is responsible for paying these amounts.

●	Please ensure that you identify all material terms of the land or mineral rights securing agreements to comply with paragraph (b)(2) of Industry Guide 7.

The Company is currently conducting exploration and testing on its properties.  The results of such testing results will be disclosed in future reports to be filed with the SEC.

Company Website

49. We note that you have utilized on your website and in some press releases terms to describe mineralization that are not permitted in filings with the Securities and Exchange Commission. If you continue to make such references, please accompany such disclosure with cautionary language comparable to the following:

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission requires U.S. companies, in their filings with the SEC, to disclose only those mineral deposits that it can economically and legally extract or produce. We use certain terms on this website (or press release) which the SEC guidelines generally prohibit U.S. companies from including in their filings with the SEC.

U.S. Investors are urged to consider closely the disclosures in our Form 10-K which may be secured from us, or found on the SEC website at http://www.sec.gov/edgar.shtml.

Tell us where you have placed this cautionary language on your website in your response.

The Company has included the cautionary language on its website as a disclaimer at http:// leviathan-group.com/disclaimer.htm

Thank you for your attention to this matter. We look forward to hearing from you. Please direct questions or questions for clarification of matters addressed in this letter to the undersigned of Richardson & Patel LLP at (212) 879-9321.

Sincerely,

/s/ Peter DiChiara

Peter DiChiara

December 20, 2011

Ms. Anne Nguyen Parker
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Leviathan Minerals Group Incorporated
Form 8-K
Filed August 26, 2011
File No. 0-53926

Dear Ms. Parker:

This letter is in response to the comments contained in the Securities and Exchange Commission’s letter to Leviathan Minerals Group Incorporated (the “Company”), concerning the Form 8-K filed by the Company with the Securities and Exchange Commission on August 26, 2011 (the “Comment Letter”).

In connection with the Company’s responses, the Company hereby acknowledges that:

● the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

● Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

● The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Samuel Zia

Samuel Zia

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K/A
(Amendment No. 2)

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest event Reported): August 22, 2011

LEVIATHAN MINERALS GROUP INCORPORATED
(Exact name of registrant as specified in its charter)

DELAWARE	000-53926	27-2205684
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

J1. Muara Karang Raya No. 48
Jakarta Utara, Indonesia 14450
(Address of principal executive offices)

62 21 6667 2432
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Copies to:

David N. Feldman, Esq.
Peter DiChiara, Esq.
RICHARDSON & PATEL LLP
750 Third Avenue, 9th Floor
New York, New York 10017
Telephone: (212) 869-7000
Facsimile: (917) 591-6898

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Current Report contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are based upon our current assumptions, expectations and beliefs concerning future developments and their potential effect on our business. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “approximately,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” or the negative of these terms or other comparable terminology, although the absence of these words does not necessarily mean that a statement is not forward-looking. This information may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from the future results, performance or achievements expressed or implied by any forward-looking statements.

Factors that may cause or contribute actual results to differ from these forward-looking statements include, but are not limited to, for example:

•	adverse economic conditions;
•	risks related to the market price of metals and commodities;
•	risks that our mining results of will not be consistent with our geological studies;
•	risks related to the regulation of mining in Indonesia;
•	the potential for delays in exploration and mining activities;
•	the inability to attract and retain qualified senior management and technical personnel;
•	other risks and uncertainties related to mining and our business strategy.

All forward-looking statements speak only as of the date of this report. We undertake no obligation to update any forward-looking statements or other information contained herein. Stockholders and potential investors should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this report are reasonable, we cannot assure stockholders and potential investors that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from expectations under “Risk Factors” and elsewhere in this current report. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on our behalf.

Information regarding market and industry statistics contained in this Current Report is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services.  Except as required by U.S. federal securities laws, we have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. See the section entitled “Risk Factors” for a more detailed discussion of risks and uncertainties that may have an impact on our future results.

Item 1.01. Entry into a Material Definitive Agreement.

On August 22, 2011 (the “Effective Date”), DE Acquisition 3, Inc. (the “Company”) entered into an Agreement and Plan of Share Exchange (the “Exchange Agreement”) with Top Yield Holdings Limited, a British Virgin Islands company (“Top Yield”), the holders of 100% of the issued and outstanding equity interests of Top Yield (the “Top Yield Shareholders”), PT Havilah Abadi Sejahtera, a company incorporated in the Republic of Indonesia (“PTHAS”), and the holder of 99% of the issued and outstanding equity interests of PTHAS, PT AP Prima, a company incorporated in the Republic of Indonesia (“PT AP”), the holder of 80% of the issued and outstanding equity interests of PT AP, PT Alam Lestari Kencana, a company incorporated in the Republic of Indonesia (“PT ALK”), and the holder of 99% of the issued and outstanding equity interests of PT ALK, Europe-China Commercial Union Holding Limited, a British Virgin Islands company (“ECC”), and the holder of 100% of the issued and outstanding equity interests of ECC, Crown Sail Limited, a British Virgin Islands company (“CS”), and the holder of 100% of CS.  The Exchange Agreement provided that the Top Yield Shareholders will sell, convey, assign, transfer and deliver to the Company all of their equity interests in Top Yield in exchange for shares of common stock, par value $0.0001 per share, of the Company (the “Common Stock”).  Further, as a result of the Exchange Agreement, the Company issued warrants (the “Shareholder Warrants”)  to the Company’s pre-existing shareholders to purchase shares of the Company’s Common Stock.  Simultaneous with the date of closing of the exchange of shares pursuant to the Exchange Agreement (the “Share Exchange”), the Company entered into a share cancellation agreement (the “Share Cancellation Agreement”) pursuant to which the stockholders of the Company immediately prior to the closing, canceled certain shares of Common Stock owned by them.  The organizational chart of the various companies may be found in “Description of Business”  below.

On the Effective Date, we also sold in a private placement $5,020,000 of Senior Secured Convertible Promissory Notes (the “Notes”) and issued warrants (“Investor Warrants”) pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with accredited investors. The obligations under the Notes are secured by assets pledged under a security agreement (“Security Agreement”).  The Notes will be convertible into shares of our Common Stock.

Reference is made to Item 2.01 for a description of the Exchange Agreement, the Share Cancellation Agreement, the Shareholder Warrants, the Securities Purchase Agreement, the Notes, the Investor Warrants and the Security Agreement (collectively, the Transaction Documents’) and the related transactions.  The description of the Transaction Documents is qualified in its entirety by reference to the complete text of the Transaction Documents, which are attached hereto as exhibits and incorporated by reference herein. You are urged to read the entire Transaction Documents and the other exhibits attached hereto.

All references to us, we, our, Leviathan and the Company refer to Leviathan Minerals Group Incorporated and its subsidiaries and their respective businesses following the consummation of the Transaction Documents.

Item 2.01. Completion of Acquisition or Disposition of Assets.

On the Effective Date, as a result of the Exchange Agreement, we acquired 100% of the issued and outstanding equity interests of Top Yield in exchange for 16,705,406 shares of our Common Stock.

Pursuant to the terms of the Exchange Agreement, our board of directors, which previously consisted of Dennis Nguyen, increased to seven members comprised of David Supardi, Samuel Zia, Alfredo Levi, Ron Eibensteiner, James Rosenbaum, James Ulland and Mr. Nguyen (“Board”). In addition, the Board appointed David Supardi to serve as Chairman of the Board, Samuel Zia to serve as Chief Executive Officer and President and Janet Gutkin to serve as Chief Financial Officer, Treasurer and Secretary. Because of the change in the composition of our board of directors and the issuance of securities pursuant to the Share Exchange, a change-of-control of our Company occurred on the Effective Date.

Further, according to the terms of the Exchange Agreement, the shareholders of Top Yield provided the Company with an option, for a period of five (5) years from the Effective Date, to purchase 80% of the issued and outstanding equity interests of PT Mitra Sukses Globaldino, a company incorporated in the Republic of Indonesia (“PT MSG”), pursuant to the terms and conditions of a Share Option and Right of First Refusal Agreement by and among the Company and those certain equity owners owning 80% of the issued and outstanding equity interests of PT MSG (they are identical with the shareholders of Top Yield).  The shareholders of Top Yield, who are also owners of PT Mulia Andalan Persada (“PT MAP”), also entered into an agreement with us to assign any and all dividends, bonuses and all other distributions (in cash or in kind) that PT MAP receives in respect of its shares in PT AP.  The shareholders of Top Yield, owners of PT Mulia Andalan Persada (“PT MAP”), were also required to enter  into an agreement with us to assign any and all dividends, bonuses and all other distributions (in cash or in kind) PTMAP receives in respect of its shares in PT AP.  The shareholders of Top Yield, who are also owners of PT Havilah Sukses Bersama (“PT HSB”), also entered  into an agreement with us to assign any and all dividends, bonuses and all other distributions (in cash or in kind) PT HSB receives in respect of its shares in PT ALK.  (See “Description of Business” for an organizational structure chart).

Simultaneous with the closing of the Share Exchange, we entered into a Share Cancellation Agreement (the “Share Cancellation Agreement”) pursuant to which we canceled an aggregate of 4,058,588 shares of Common Stock (the “Share Cancellation”) held by our shareholders prior to the Closing in exchange for an aggregate of 753,129 Shareholder Warrants to purchase our Common Stock for $4.25 per share for a period of two years from the Effective Date.  The warrants contain standard anti-dilution protection and entitle the holders of the Shareholder Warrants to additional warrants. after the occurrence of any Equity Sale (as defined below), equal to an aggregate of 4% of the number of shares of Common Stock issued in such Equity Sale pro rata in accordance with each Investor’s respective investment.  An “Equity Sale” means the first underwritten public offering of shares of Common Stock to the general public under the Securities Act of 1933, as amended,

Pursuant to the Securities Purchase Agreement, we issued $5,020,000 of Notes.  The Notes bear interest at 10% with a maturity date of February 18, 2013 unless declared due and payable by the investor upon the occurrence of an Event of Default (as defined in the Notes).  The amount due under the Notes shall be converted into Common Stock (i) immediately upon the effective date of the listing of the Common Stock on any national securities exchange in the United States or (ii) at the discretion of the investor.  The Notes are currently convertible into 1,181,177 shares of Common Stock.  The investors in the Notes received an aggregate of 188,282 Investor Warrants to purchase our Common Stock for $4.25 per share for a period of two years from the Effective Date.  The warrants contain standard anti-dilution protection and entitle the holders of the Investor Warrants to additional warrants. after the occurrence of any Equity Sale, equal to an aggregate of 1% of the number of shares of Common Stock issued in such Equity Sale pro rata in accordance with each Investors respective investment.

As a result of the Share Exchange, we own 100% of the outstanding equity interests of Top Yield and the Top Yield Shareholders and/or their designees own approximately 94.67% of the Company’s issued and outstanding Common Stock after the Share Exchange without taking into account the shares of Common Stock underlying the Shareholder Warrants, the Notes or the Investor Warrants.  According to the terms of the Exchange Agreement and the Share Cancellation Agreement, we now have 17,647,058 shares of Common Stock issued and outstanding.  The pre-existing stockholders of the Company and their designees now own approximately 5.33% of the Company’s issued and outstanding Common Stock after the Share Exchange without taking into account the shares of Common Stock underlying the Shareholder Warrants, the Notes or the Investor Warrants.

On August 18, 2011, we changed our corporate name from “DE Acquisition 3, Inc.” to “Leviathan Minerals Group Incorporated” by filing a Certificate of Ownership and Merger (“Certificate of Merger”) with the Delaware Secretary of State’s Office, whereby our wholly owned subsidiary (formed for the purpose of effecting the change in our corporate name) was merged with and into the Company and the Company adopted the name of the subsidiary.   We effected the name change to better reflect the nature of the business operations expected to be acquired as of the date of the filing of the Certificate of Merger and acquired by us on the Effective Date.

As discussed in more detail in Item 5.06 of this report, as a result of the consummation of the transactions under the Transaction Documents, (i) DE Acquisition 3, Inc. ceased being a shell company as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, and (ii) we acquired, in a reverse acquisition transaction, control of Top Yield and its subsidiaries, which are engaged in the business of the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia.  Item 2.01(f) of Form 8-K states that if the registrant was a shell company, as we were immediately before the reverse acquisition transaction disclosed under Item 2.01, then the registrant must disclose the information that would be required if the registrant were filing a general form registration of securities on Form 10.

Accordingly, we are providing information that would be included in a Form 10 had we been required to file such form. Please note that the information provided below relates to the combined entity after the acquisition of Top Yield.  Information in response to this Item 2.01 below is keyed to the item numbers of Form 10.

Part I.

Item 1. Description of Business.

History

DE Acquisition 3, Inc. was incorporated in Delaware on February 24, 2010, with an objective to acquire, or merge with, an operating business.

On the Effective Date, as a result of the Exchange Agreement, we acquired 100% of the issued and outstanding equity interests of Top Yield in exchange for 16,705,406 shares of our Common Stock.  Pursuant to the Exchange Agreement, we changed our name to “Leviathan Minerals Group Incorporated and our fiscal year end to December 31, 2011.  As a result of the reverse acquisition transaction, we are now engaged in the business of the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia.

The following chart below presents our current corporate structure:

David Supardi
Ape Nigata Tjandra
Dynamic Event is owned equally by Mr. Supardi and Mr. Tjandra.
Leviathan Minerals Group Incorporated
(formerly DE Acquisition 3, Inc.
On August 22, 2011, DE Acquisition 3 entered into an Agreement and Plan of Share Exchange with Top Yield and Dynamic Event Limited. As a result of the Exchange Agreement, 100% of the issued and outstanding equity interests of Top Yield were exchanged for 16,705,406 shares of common stock of DE Acquisition 3. As a result of the acquisition, DE Acquisition 3 changed its name to Leviathan Minerals Group, Inc.
Dynamic Event Limited
In September 2009, Mr. Supardi and Mr. Tjandra entered into a nonbinding agreement to acquire PT Aega Prima and PT ALK and other companies to create an integrated mining company. Incorporated in BVI on November 30, 2009. Dynamic Event Limited owned 100% of Top Yield before the acquisition of DE Acquisition 3.
94.7%
100%
Top Yield Holdings Limited
Incorporated in BVI on January 10, 2010. From incorporation until reverse merger, Top Yield was owned 100% by Dynamic Event Limited, Top Yield acquired or gained control of Europe-China Union Holding Limited, PTHAS, PT PTALK and PT Aega through contributions by Mr. Supardi and Mr. Tjandra.
100%
99%
100%
Crown Sail Limited
Incorporated in BVI on January 10, 2010.
PT Havilah Abadi Seiahtera (PTHAS)
Incorporated in Indonesia on January 22, 2008. In 2010, Mrs. Aurelia Supardi (the spouse of Mr. David Supardi) contributed 99%, of the ownership of PT HAS to Top Yield for no consideration. Prior to the contribution of 50% ownership of PT Aega by Mr. Supardi and the acquisition of 50% ownership of PTALK, PTHAS was a shell company with no operations.
Europe-China Commercial Union Holding Limited
Incorporated in BVI on January 26, 2006. On February 10, 2010, Top Yield entered into an agreement with the owner of EC to acquire 100% of EC for $1 and forgiveness of debt to Mr. Supardi. Top Yield accounted for the EC acquisition as a purchase business combination
PT Leviathan Mining Ekaprima (PTLME)
PTMAP is incorporated in Indonesia. PT LME is equally owned by Mr. Supardi and Mr. Tjandra.
PT Mulia Andalan Persada (PTMAP)
PTMAP is incorporated in Indonesia. PT MAP is equally owned by Mr. Supardi and Mr. Tjandra. PTMAP agreed to assign all dividends, and distributions that PT MAP receives from its shares in PT Aega to Top Yield.
PT Havilah Sukses Bersama (PTHSB)
PTHSB is incorporated in Indonesia. PTHSB is equally owned by Mr. Supardi and Mr. Tjandra. PTHSB agreed to assign all dividends, and distributions that PTHSB receives from its shares in PTALK to Top Yield.
80%
20%
20%
80%
99%
1%
PT Mitra Sukses Globaldino (PTMSG)
Incorporated in Indonesia. PTLME has approved an optino to sell 80% of the issued and outstanding equity interests of PTMSG to Top Yield.
PT Aega Prima (PT Aega)
Incorporated in Indonesia on June 6, 2008. From December 22, 2009 to February 10, 2010, Mr. Supardi purchased 60% of PT Aega. On April 8, 2010, Mr. Tjandra purchased 40% of PT Aega. Messrs. Supardi and Tjandra then contributed their ownership interests to PTHAS and PTMAP
PT Alam Lestari Kencana (PTALK)
Incorporated in Indonesia on January 22, 2008. On April 14, 2010, PTHAS and PTHSB, an entity equally owned by Mr. Supardi and Mr. Tjandra entered into an agreement to acquire 100% of PTALK with each entity owning 50% of PTALK. PT HAS accounted for the transaction as a business combination
Shaded Entities are not consolidated by Leviathan Mineral Group Incorporated

Details of subsidiaries is as follows:

			Ownership Interest %
Name of Subsidiary	Country of Incorporation	Principal Activities	2011	2010

Held by Company:

Top Yield Holding Company, Inc.	British Virgin Islands	Holding company	100	100

Held through subsidiary:

Europe-China Commercial Union Holding, Limited	British Virgin Islands	Marketing and commodity trading	100	100

Crown Sail Limited	British Virgin Islands	Transportation and shipping	100	n/a

PT Havilah Abadi Sejahtera	Indonesia	Holding company	99	99

PT AP Prima	Indonesia	Tin exploration and mining	80	50

PT Alam Lestari Kencana	Indonesia	Tin smelting	99	50

Our Products and Business Strategy

Leviathan is an integrated tin mining company involved in the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia.  Bangka Island is located in the world’s largest tin belt and world’s principal tin-producing center. Two of the top ten tin producers operate in Bangka Island – PT Timah and PT Koba Tin.  About 80% of worldwide tin deposits are in the form of unconsolidated alluvial deposits and represent significant concentrations of these deposits in South East Asia.  Our focus is to increase mining production  to become a large scale producer and global leader of tin.

We hold tin concessions in Indonesia spanning approximately 29,359 offshore hectares with 16 exploration permits and 3 operational  production permits (in Indonesian, mining permits or concessions are known as Izin Usaha Pertambangan or “IUP”).

We currently hold 19 individual concessions (16 Exploration IUP and 3 Operational Production IUP) surrounding Bangka Island.  Since 2009, we have mined over 1,096 tonnes of tin bearing sands with average tin concentration ranging between 70% and 72%.  Our plan is to increase our tin extraction, smelter and production capabilities through:

•	The acquisition of additional minerals and reserves;
•	The expansion of our exploration and drilling programs to all available concessions;
•	The purchase of additional cutter suction dredgers and bucket ladder dredgers; and
•	Continued investment of our smelting facilities.

PT MSG has 35 individual concessions (all of which are Exploration IUP) surrounding Bangka Island (the “MSG Concessions”).   The Company has an option of first right of refusal to acquire 80% of MSG.   We believe that the MSG Concessions have tin reserves.   Testing must be performed to determine the extent of the proven and probable reserves.

The Company may utilize two types of dredgers: Cutter Suction Dredgers (“CSD”) and Bucket Ladder Dredgers (“BLD”).  The dredgers use advance technologies whereby the tin is extracted more efficiently from the alluvial sand, which result in higher concentrations of tin ore, ranging from 70% to 72%.  After extraction, the tin ore is transferred to our smelting facilities.   The cycle production time from tin ore to tin ingot approximates 20 hours.  Our smelting facilities have the annual capacity to produce 6,000 tonnes of tin ingots with 99.85% purity.   Our smelting facilities have the annual   capacity to produce 6,000 tonnes of tin ingots.  For the calendar year ended December 31, 2010, we produced 1,718 tonnes of tin ingots.  For the six months ended June 30, 2011, we produced 1,443 tonnes of tin ingots. We export our finished tin ingots to customers in to Singapore and Thailand.

We believe that technological advances in our off shore mining process along with additional investment in our smelter facilities will result increased efficiencies and correspond to gross margin improvements.

Industry and Market Overview

Tin mining operations in Indonesia have taken place for more than 200 years.  About 80% of the world’s tin deposits are in the form of unconsolidated alluvial deposits located across the Indonesian tin belt, an area that extends approximately 3,000 kilometers from Thailand, to the Malaysian Peninsula, and down through Indonesia.  Tin mining activities were initially influenced by a limited number of large conglomerates, however after the approval of Indonesian local autonomy law and the passing of regional jurisdiction that encouraged independent local income, mining activities transitioned to smaller groups or individual operators.  According to a CRU Monitor report, Indonesia is the second largest tin producer in the world after China, controlling 20% market share or around 64,300 metric tons.  Indonesia is also the world’s top tin exporter with over 90% of its tin products exported to the international market.  We believe that increased foreign investment, higher prices, positive global outlook, emerging new Asian markets and the rebound and growth of the electronics industry are large factors influencing future expectations of the Indonesia tin industry.

Below is a chart of historical and projected Indonesian tin mine production:

Source:   ITRI

Tin is environmentally friendly, odorless, does not rust easily and is used across multiple consumer product verticals.  Tin metal is used for manufacturing in the solder industry as well as by the tin plate industry.  Other users include traders and merchants. According to the International Tin Research Institute (ITRI), global consumption is expected to grow 7.9% year over year lifted by demand from the electronics sector.  The electronics manufacturing sector is important to the tin industry as the sector consumes around 52% of the world’s tin production in the form of tin solder.  We believe sustainability has also driven other innovative uses of tin including, the use of tin as cement for chromium remediation.  As growth in economies in emerging countries in Asia and around the world, we believe the electronics industry continue to experience significant increases in demand for all electronic devices.   INBS Research expects electronic purchases to increase 5% CAGR over the next three years to US$367 billion in 2013.

On a global scale, the tin industry is influenced by the fluctuation of tin prices.  The price is determined by the supply and demand of tin through the London Metal Exchange.  Tin prices continued to move strongly in the second quarter of 2011  topping off at $33,000 /tonne.  While prices have decreased toward the end of 2011 , they remain higher than prices  in 2009 and most of 2010.

Source:  London Metal Exchange (LME)

Competition

The tin mining sector in Indonesia is highly consolidated, with only a minimal number of private mining companies and state-owned enterprises dominating production.  Most of the main Indonesian players are vertically integrated across mining and refining and tend to be focused on a few, selected metals, exposing them to risks of price and production fluctuations thus intensifying competition.  We expect this fragmented specific trend to continue within the sector as many new companies seek diversification from lack of focal infrastructure and rising operation costs. Most of the production increases in the tin industry are likely to come from growth in other affecting industries, for example, the rapidly growing emerging Asian market for electronic devices.  We believe based on the global growth of tin, our concessions and experienced management team will allow us to compete effectively and grow our share of tin production in the Indonesian market.

Source: ITRI and Business Monitor International

Indonesian Tin Mining and Smelting Leaders

PT Timah, the world's second largest tin producer and the largest tin exporter, is expected to increase Indonesia's tin output from 2011 as production levels recover after flooding and debilitating weather in 2010.  The integrated nature of the company’s operation enhances efficiencies and lowers costs. PT Timah diversifies its business via the development of a tin chemical plant in the city of Cilegon, Indonesia and a tin solder plant in Indonesia's Sumatra Island. The company is set to benefit from improvements in mining technology, enabling it to shift a larger portion of production from onshore to offshore mining.  Given the problems affecting Timah’s inland production, flooding and debilitating weather in 2010, PT Timah has set a sensible target of raising its offshore production. The company’s plan to increase its capacity for offshore production by purchasing bucket-wheel dredges and cutter suction dredges to accelerate its offshore production going forward. The company was founded in 1976 and is headquartered in Bangka, Indonesia.

Malaysia Smelting Corporation Berhad (“MSC”) is engaged in investment holding and the smelting of tin concentrates and tin bearing materials, the production of various grades of refined tin metal under the MSC brand name, and the sales and delivery of refined tin metal and by-products. It has a smelting facility in Butterworth, Malaysia with an annual production capacity of approximately 35,000 tons of refined tin. During the year ended December 31, 2010, MSC produced 43,862 tons of tin metal, of which 45,381 tons from its smelting operations and 6,644 tons from the production of its indirect subsidiary, PT Koba Tin. The company is expected to expand its tin operations hoping to capitalize on forecasted production demand.  The company’s strategy is to focus on growth through strategic acquisitions and organic growth where its core expertise, skills and capabilities can add value and make a difference particularly in increasing operating efficiencies and innovating products and services to ensure its continued leadership position in the industry.  MSC tin efforts in 2010 were successful realizing a 5% production increase due to operating efficiencies.  The company was founded in 1887 and is based in Kuala Lumpur, Malaysia.

Thailand Smelting and Refining Co., Ltd., founded in 1963, is recognized worldwide as an industry leader in the manufacture of tin, tin alloys and tin-related products. From the company's London Metal Exchange registered Thaisarco and Phuket brands of pure tin, to specialty alloys, powders and extruded products. Under the Thaisarco brand the company specializes in solutions tailored to meet multiple customer verticals. Thaisarco stays at the leading edge of the tin industry by investing in new technology, research and development. Its processes and technologies cover the complete range of smelting of tin concentrates, refining of tin metal, manufacturing of tin alloys, and the production of a wide range of value-added tin related products. The company’s tin smelting operation started on July 29, 1965. Thaisarco became part of Billiton BV of the Netherlands, a member of the Royal Dutch/Shell Group in 1972. The total ownership of Thaisarco was then acquired by Amalgamated Metal Corporation PLC of the U.K., and by Escoy Holding Company of Malaysia and Thaisarco has been a member of the AMC Group since July 1995.

Other Countries Contribute to Competition

Although Indonesia may be the world’s largest exporter of tin, it is not to say they are the only player in the market.  The Company faces outside pressures from countries such as China, Bolivia and Peru.  Poor weather in one country may lead to greater results in others due to supply price pressures.

Manufacturing and Sources of Raw Materials

Based on a report Minarco, a mining consulting firm, the minimum resources held in our concessions are between 110,683 and 140,530 tonnes of tin bearing sands which are estimated to produce between 57,750 and 73,375 tonnes of tin metal. The tin metal is mined by us and used to produced tin ingots.  We are not dependent on any major suppliers to produce our tin ingots.

As part of its plan to emphasize development of offshore deposits, the Company is actively expanding and modernizing its fleet.  By going 100% offshore, Leviathan is able to simultaneously achieve its goals of lowering cost structure and increasing reserves.  For the Company’s operation of offshore mining activities in the IUPs, PT AP owns one Cutter Suction Dredger (CSD), and collaborates with several companies.  These companies own and operates several CSDs and their equipment may be leased on a short-term basis to do mining in PT AP’s offshore deposit.  As an IUP holder, PT AP provides its mining plan to these contractors, which is based on a drilling reserve map to figure out how much tin the reserve contains.

The first phase of the mining process involves exploration which defines where the exact location of the reserves. This is by using seismic barges to define the sea level and the paleochannels (the vein of the tin sand), then the company employs drill ships to better define the location, the depth and thickness of the paleochannels. This is what we call the reserves, proven reserves or probable reserves where the mining vessels use as the guide for production. There are two types of dredgers, the Cutter Suction Dredgers and Bucket Ladder Dredgers, two types of ships developed specifically for this type of offshore mining. The sediment is collected by the dredgers and then passes through on-board processing facilities and begins to separate into tin concentrate.  This concentrate is then brought to processing operations of PTALK for smelting and subsequent transformation into tin metal in the form of tin ingots.

These dredgers that are used for offshore mining, include the Bucket Ladder Dredger (BLD) and Cutter Suction Dredger (CSD). BLDs are used to mine under water, with the capability to operate in 15 to 50 meters of sea depth and can dig more than 3.5million cubic meters of material every month.  Depending on the available reserves, an offshore dredge can operate its area for 1 month to several years.  They are equipped with circulating buckets attached to a wheel chain, which are used to dig up sediments from the seabed.  As the buckets circulate around the wheel chain, they bring the feed up to screens which will filter the sediments for the on board processing.  A BLD has the capacity to produce 80 to 100 tonnes of tin concentrate per month.  CSDs are equipped with a cutter to break up the overburden and sediments, then the sands are suctioned and processed on board similar to that of the BLDs.  A CSD has the capacity to produce 30 to 50 tonnes of tin concentrate per month.

PTALK, the smelting and processing operation of Leviathan, is located in the Ketapang Industrial Estate, Pangkal Pinang of Bangka. Ketapang industrial estate is within close vicinity to Pangkal Balam shipping port, where most of the tin ingots from Bangka are shipped to domestic and export customers.  PTALK has annual production capacity of 6,000 metric tonnes of tin.  The Company’s final product sold to customers is 99.85% tin ingot.   Finished tin ingots are exported to Singapore and Thailand in sales arranged by brokers.  The Company is not dependent upon one or a few major customers.

The smelting process involves three reverberatory furnaces that are refractory lined.  The tin is smelted from cassiterite concentrate, which is itself approximately 72% tin.  The smelting nets 92% of the cassiterite concentrate.  After the onboard processing, the tin ore is smelted into tin metal at smelting facilities with total production time around 20-22 hours. The Company currently has the capacity to produce 6,000 tonnes of tin ingots with 99.85% purity.  At $25,000 per tonne, the 6,000 tonnes would represent $150.0 million USD.  The smelters are under strict regulation for environmental protection and PTALK has all the necessary compliances with the environmental issues.

Government Regulation

On January 12, 2009, Law No 4 of 2009 on Mineral and Coal Mining (the “Mining Law”) came into effect. The Mining Law replaced Law No 11 of 1967 (the “Old Mining Law”) and made significant changes to Indonesia’s mining regulatory regime which operated for more than 40 years.  Under the Old Mining Law, mining activities were permitted to be carried out under a mining authorization known as Kuasa Pertambangan (KP).  There are a number of transitional issues relating to KPs issued under the Old Mining Law.

The Mining Law now provides for new forms of mining rights known as:

•	Mining Business Permits (Izin Usaha Pertambangan – IUP) – basic permits for conducting a mining enterprise within an IUP area; and
•	Special Mining Business Permits (Izin Usaha Pertambangan Khusus – IUPK) – permits for conducting a mining enterprise within an IUPK area.

For IUPs that are not "conversions" from KPs, every holder of an IUP will first need to obtain a Mining Business Permit Area (Wilayah Izin Usaha Pertambangan – WIUP) subject to prescribed minimum and maximum limits.
•	An Exploration IUP, which authorizes the holder to conduct general survey, exploration and feasibility studies; and
•	Production Operation IUP, which authorizes the holder to conduct construction, mining, processing and purification, hauling and selling.

Under the Mining Law, an IUP holder is only allowed to hold one IUP.  However, transitional provisions in Government Regulation No 23 of 2010 allow mining concession holders who held more than one concession before the enforcement of Mining Law, to convert those concessions to IUPs and hold on to them until expiration (subject to compliance with the conditions of the IUPs and the prevailing laws and regulations).

The current situation in relation to the Mining Law is that:

•	KPs should have been converted to IUPs, as required under the implementing regulations; and
•	IUPs in relation to new work areas are not yet being issued. This is because the Government is still considering what mining areas will be opened up for tendering.

Continuing from 2010, we expect foreign investment in the Indonesian mining industry to increase on the back of continued efforts by the government to improve the country's regulatory framework as it seeks to increase revenues derived from mining activities. Recent changes include officially allowing underground mining in protected forests, revised laws to increase the value of the country's natural resource exports, decentralizing mining concessions to local governments and clamping down on illegal mining. The government showed its commitment to improving the country's investment climate when it refused to backtrack on plans despite protests by local communities, which are angry at mining activities damaging the environment and threatening their livelihoods.

The government's efforts already seem to be paying off, with Russia's Solway Industries committing US $3 billion to build a nickel smelting plant with annual capacity of 150,000 tonnes in North Maluku province in the first quarter of 2011.  Additionally, China's largest coal producer, China Shenhua Energy, intends to start operations at a 3mnt colliery and a 300MW power plant by 2012. In line with the government's push, banks are increasingly willing to finance projects. That said, we note that continued investment in the mining sector rests heavily on whether the government will be able to sustain the level regulatory reform.

Environmental Regulations

On October 3, 2009, the Indonesian Government passed Law No 32 of 2009 regarding Environmental Protection and Management  (the “Environmental Law”), replacing Law No 23 of 1997 on Environmental Management (the “Old Environment Law”). Under the Environmental Law, every business activity having significant impact on the environment (like mining operations) is required to carry out an environmental impact assessment (known as an AMDAL). Based on the assessment of the AMDAL by the Commission of AMDAL Assessment, the Minister, Governor, or Mayor/Regent (in accordance with their respective authority) must specify a decree of environmental feasibility. The decree of environmental feasibility is used as the basis for the issuance of an environmental license by the Minister, Governor, or Mayor/Regent (as applicable). The environmental license is a pre-requisite to obtaining the relevant business license.  One of the business activities that must have an AMDAL is the exploitation of mineral resources. The Minister for Environmental Affairs is responsible for issuing a list of the types of businesses which must produce an AMDAL as a pre-requisite to being licensed.

There are only a few implementing regulations that have been issued in relation to the Environmental Law. As a result, the implementing regulations of the Old Environment Law still apply in some circumstances, to the extent that they do not contradict the Environmental Law. Under the Old Environmental Law and its implementing regulations: (a) an AMDAL is not required to be prepared for general survey and exploration activities; and (b) an AMDAL must be prepared and approved in order for a business to enter into the exploitation (operation and production) phase. Projects (or sub-projects) which are not required to produce an AMDAL may nevertheless still be required to produce Environmental Management Efforts (UKL) and Environmental Monitoring Efforts (UPL).  Technical guidelines announced by the Minister of Energy and Mineral Resources state that regional governments are responsible for approving AMDALs in their respective jurisdictions and for supervising environmental management and the monitoring efforts of an IUP holder.

Further details regarding AMDAL requirements are set out in Government Regulation No 27 of 1999 on Environmental Impact Assessment, which is the implementing regulation of the Old Environment Law. Under the Old Environment Law and its implementing regulations, an AMDAL consists of several components, namely: (a) a framework of reference document used to establish the framework for the AMDAL (KA-ANDAL); (b) an environmental impact analysis report (ANDAL); (c) an environmental management plan (RKL); and (d) an environmental monitoring plan (RPL). Although the components of an AMDAL have not been specified, the Environmental Law stipulates that an AMDAL document must contain the following: (a) an assessment of the impact of the business activities plan; (b) an evaluation of the activities in the area surrounding the location of the business; (c) feedback from the community on the business activities plan; (d) an estimation of the impact and  significance of the impact that may occur if the business activities plan is implemented; (e) a holistic evaluation of the impact that may occur to determine the environmental feasibility; and (f) an environmental management and monitoring plan. In addition to the requirement to obtain an environmental license, every business and/or activity that has the potential to cause a significant impact on the environment, a threat to the ecosystem and life, and/or human health and safety must also conduct an environmental risk analysis. A number of other regulations also apply to mining operations, requiring operators to obtain licenses for the disposal of waste and toxic or hazardous materials.

PT AP, in connection with its Exploration IUPs, must submit periodic reports on the implementation of environmental management and monitoring in respect of its Exploration IUPs.  Failure to submit the periodic reports may result in the revocation of the Exploration IUPs.

PT ALK operates a smelter under a license first issued in 2006 and later amended in 2008 when it increased its production capacity from 2,000 MT/year to 6,000 MT/year. Under PTALK's environmental approvals, if PTALK increases its production capacity, it must obtain a new environmental approval.

Tin mining operations generate various waste products, including smelter slag and/or discarded gravel. Smelter slag can contain traces of lead and arsenic, so disposal in a safe way is important in order to avoid potential liability for harm to the environment and possible breaches of the environmental compliance provisions.

Employees

We currently employ approximately 100 full-time employees.

Item 1A. Risk Factors.

We are a smaller reporting company as defined in Rule 12b-2 of the Exchange Act and are not required to provide the information required under this item.

Item 2.      Financial Information.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Except for the historical information contained herein, the matters discussed in this management’s discussion and analysis of financial condition and results of operations (“MD&A”), may include forward-looking statements that involve certain risks and uncertainties.  Actual results may differ from those anticipated by us as a result of various factors, both foreseen and unforeseen, including, but not limited to economic, competitive, governmental and technological factors that could affect our ability to achieve our goals.

This MD&A is provided as a supplement to the consolidated financial statements and notes thereto included elsewhere in this Form 8-K (this “Report”) in order to enhance your understanding of our results of operations and financial condition and should be read in conjunction with, and is qualified in its entirety by, the consolidated financial statements and related notes thereto included elsewhere in this Report.  Historical results of operations, percentage margin fluctuations and any trends that may be inferred from the discussion below are not necessarily indicative of the operating results for any future period.  Our MD&A is organized as follows:

●	Company Overview. This section provides a more detailed description of our Company, operating segments, products and services offered.
●
Critical Accounting Policies and Estimates.  This section discusses those accounting policies that are considered important to the evaluation and reporting of our financial condition and results of operations, and whose application requires us to exercise subjective or complex judgments in making estimates and assumptions.  In addition, all of our significant accounting policies, including our critical accounting policies, are summarized in Note 2, “Summary of Significant Accounting Policies,” of our notes to consolidated financial statements included elsewhere in this Report.

●
Overview of Results of Operations.  These sections provide our analysis and outlook for the significant line items on our consolidated statements of operations, as well as other information that we deem meaningful to understand our results of operations.

●	Liquidity and Capital Resources. This section provides an analysis of our liquidity and cash flows.
●
New Accounting Pronouncements.  This section provides a summary of the most recent authoritative accounting standards and guidance that have either been recently adopted by us or may be adopted in the future.

Company Overview

DE Acquisition 3, Inc. was incorporated in Delaware on February 24, 2010, with an objective to acquire, or merge with, an operating business.   Pursuant to the Exchange Agreement, on August 22, 2011, DE Acquisition 3 acquired 100% of the issued and outstanding equity interests of Top Yield Holdings Limited, a British Virgin Islands company (“Top Yield”) in exchange for 16,705,406 shares of DE Acquisition 3’s Common Stock.  DE Acquisition 3 changed its name to Leviathan Minerals Group Incorporated (“Leviathan”) and its fiscal year end to December 31, 2011.  As a result of the reverse acquisition transaction, Leviathan is now engaged in the business of the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia.

Top Yield was incorporated on January 10, 2010.  From the date of incorporation until the date of the reverse merger, Top Yield was owned 100% by Dynamic Event Limited, a British Virgin Island company.  Dynamic Event is owned equally by Mr. David Supardi and Mr. Ape Tjandra.  In September 2009, Mr. David Supardi and Mr. Ape Tjandra entered into a nonbinding agreement to acquire PT Aega Prima (PT AP) and PT Alam Lestai Kencana (PT ALK) and other companies that they deemed required for the future of the company.  Through a series of transactions throughout fiscal year 2010 and early 2011, Top Yield acquired or gained control through contributions by Mr. David Supardi and Mr. Ape Tjandra, Europe-China Union Holding Limited (EC), PT Havilah Abadi Sejahtera (PT HAS), PT AP and PT ALK. Through its wholly owned subsidiary, Top Yield, Leviathan owns:

●	80% of PT AP Prima, a company incorporated in the Republic of Indonesia (“PT AP”)
●	99% of PT Alam Lestari Kencana, a company incorporated in the Republic of Indonesia (“PT ALK”)
●	99% of PT Havilah Abadi Sejahtera, a company incorporate in the Republic of Indonesia (“PT HAS”)
●	100% of Europe-China Commercial Union Holding Limited, a British Virgin Islands company (“EC”)
●	100% of Crown Sail Limited, a British Virgin Islands company (“CS”)

Critical Accounting Policies

The discussion and analysis of our consolidated financial statements and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America.  The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosures of contingent assets and liabilities.  On an on-going basis, we evaluate for reasonableness.  We base our estimates on historical experience and on various other assumptions that management believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that may not be readily apparent from other sources.  Actual results may differ from these estimates under different assumptions or conditions.

We believe that the significant accounting policies, as described in Note 2 of our consolidated financial statements, “Summary of Significant Accounting Policies” should be read in conjunction with management’s discussion and analysis of financial condition and results of operations.  We believe the following represents the most critical accounting policies that affect our consolidated financial statements:

Impairment of Long-Lived Assets.  We review and evaluate the carrying amounts of non-financial assets including property, plant and equipment, capitalized mineral properties development costs, and other long-lived assets when events or changes in circumstances indicate that the carrying amount may not be recoverable.  Reduction in the carrying value of property, plant and equipment, or other long-lived assets, with a corresponding charge to earnings, are recorded to the extent that the estimated future net cash flows are less than the carrying value.

Estimates of future cash flows are subject to risks and uncertainties.  It is reasonably possible that changes in circumstances could occur which may affect the recoverability of our properties and long-lived assets.

Exploration and Development Costs. Exploration and development costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs are amortized using the straight line method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to income.

Provision for Environmental Rehabilitation. Expenditures relating to environmental rehabilitation programs undertaken during mining operations are charged to production expenses as incurred. Significant restoration, rehabilitation and environmental expenditure to be incurred subsequent to the cessation of production of each mine property is provided based on the present value of the estimated expenditure to be incurred.

Business combinations – Purchase Price Allocations.  We allocate the purchase price of acquired businesses to the tangible and intangible assets acquired and liabilities assumed based on estimated fair values.  Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Overview of Results of Operations

The following selected comparative financial information for the six months ended June 30, 2011 and 2010, and the year ended December 31, 2010 and 2009 have been derived from and should be read in conjunction with our financial statements for the six months ended June 30, 2011 and 2010, and the fiscal years ended December 31, 2010 and 2009 included in this Report.

Results of Operations for the Six-Month Period Ended June 30, 2011and 2010

The six months ended June 30, 2011 include six months of operating results for all entities.  In comparison, the six months ended June 30, 2010 include 2.5 months of operating results for PT HAS, PT AP, PT ALK and five months of operating results for EC.  Top Yield acquired EC on February 10, 2010.  On April 14, 2010, Top Yield gained control of PT HAS, PT AP and PT ALK and as of that date, these entities were consolidated with Top Yield.  The timing of Top Yield’s acquisitions during in the six month period ended June 30, 2010 impacts the results of operation comparative analysis presented below.

Revenue
Revenue increased to $40.5 million for the six month ended June 30, 2011 from $6.6 million for the six months ended June 30, 2010.

The increase in net sales revenue for the six months ended June 30, 2011 is a result of an increase in the volume of tin ingots sold and an increase in the selling price of tin per ton.  Our average selling price for the six months ended June 30, 2011 was approximately $26,000 per ton as compared to $17,000 per ton in the year ago period.  In addition, we sold approximately 1,400 tons of tin ingots in the six months ended June 30, 2011 as compared to approximately 800 tons of tin ingots sold in the year ago period.

The increase in the quantity of tin ingot sold is a result of higher production of tin sand mined from PT AP’s concessions.  PT AP mined approximately 300 tons of tin sand during the six months ended June 30, 2011 as compared to 150 tons on tin sand mined 2.5 months in the year ago period.

Cost of Revenue
Cost of revenue for the six months ended June 30, 2011 increased to $33.2 million from $4.1 million for the six months ended June 30, 2010.

The increase in cost of sales is primarily due to the increase in the cost of tin sand.  During the six months ended June 30, 2011, the cost of tin sand increased to 46% or approximately $16,000 per ton as compared to $9,000 per ton in the year ago period.  Tin sand represents approximately 86% of total production cost for the six months ended June 30, 2011 as compared to 82% in the year ago period.  The increase in the cost of tin sand negatively impacted our margins.

Selling and Administrative Expenses
Selling, general and administrative expenses for the six months ended June 30, 2011 increased to $4.8 million from $0.8 million for the six months ended June 30, 2010.  The increase in expenses resulted primarily from:

●
$1.3 million increase due to a full six months of corporate expenses at Top Yield and PT HAS.  Corporate expenses include professional fees, rent expense and other general and administrative items.  Top Yield was incorporated in February 2010 and Top Yield gained control of PT HAS on April 14, 2010.

●
$2.7 million increase due to a full six months of expense from PT ALK and PT AP.  Of the $2.7 million increase, $1.0 million was an increase in royalty expense paid to the Indonesian government on sales of tin ingots.  The remaining increase is due to other selling and administrative expenses.

Other Operating Income and Expenses
Net other operating income and expenses decreased to $0.3 million during the six months ended June 30, 2011 over the year ago period.

The net decrease was primarily due hedging activities in current fiscal year.  For the six months ended June 30, 2011, hedging gains and losses recorded by PT ALK and EC offset, resulting no net gain or loss.  During the six months ended June 30, 2010, EC recorded $1.8 million in hedging gains which represented five months of results. PT ALK recorded $0.9 million in hedging losses based on 2.5 months of transactions for the six month period ended June 30, 2010.

Results of Operations for the Year Ended December 31, 2010 and 2009

The year ended December 31, 2010 includes 8.5 months of operating results for PT HAS, PT AP, PT ALK and eleven months of operating results for EC.  Top Yield acquired EC on February 10, 2010.  On April 14, 2010, Top Yield gained control of PT HAS, PT ALK and PT AP and as of that date, these entities were consolidated with Top Yield.

The year ended December 31, 2009 include 12 months of operating results for only PT ALK.  PT ALK is considered the predecessor entity as PT ALK most resembles the operating results of Top Yield.

The analysis below compares the operating results of Top Yield and subsidiaries for the year ended December 31, 2010 to the operating results of PT ALK for the year ended December 31, 2009.

Revenue
Revenue increased to $26.7 million for the year ended December 31, 2010 from $12.7 million for the year ended December 31, 2009.

The increase in net sales revenue for the year ended December 31, 2010 is a result of an increase in the volume of tin ingots sold and an increase in the selling price of tin per ton.  Our average selling price for the year ended December 31, 2010 was approximately $21,000 per ton.  In addition, we sold approximately 1,700 tons of tin ingots in the year ended December 31, 2010.

Our production of tin ingot increased from fiscal year 2009 to fiscal year 2010 as PT ALK was in operations for all fiscal year 2010 as compared to only 8.5 months in fiscal year 2009.

Cost of Revenue
Cost of revenue for the year ended December 31, 2010 increased to $18.6 million from $14.8 million for the year ended December 31, 2009.

The composition of where we sourced our tin sand changed in fiscal year 2010, resulting in an improvement to our margins.  During the year ended December 31, 2010, sourcing tin sand directly from our concessions owned by PT AP grew to 253 tons or 365%.   During the year ended December 31, 2010, we purchased approximately 2,700 tons of tin sand at an average purchase price of $10,000 per ton.

Fiscal year 2009 represented the first full year of operations for PT ALK.

Selling and Administrative Expenses
Selling, general and administrative expenses for the year ended December 31, 2010 increased to $4.6 million from $1.2 million for the year ended December 31, 2009.  The increase was due to the following:

●	Selling related expenses increased $1.5 million primarily due to increase in royalty fees of $0.7 million.
●
$0.7 million relates to corporate expenses at Top Yield and PT HAS, which began operations in fiscal year 2010.  Corporate expenses include professional fees, rent expense and other general and administrative items.

●	Net $1.2 million increase due to 8.5 months of selling and administrative expenses PT HAS, PT AP and eleven months of selling and administrative expenses from Top Yield and EC.

Other Operating Income and Expenses
Net other operating income and expenses decreased $2.6 million to $0.1 million in the year ended December 31, 2010 from $0.9 million during the year ended December 31, 2009.

The net decrease was primarily due hedging activities.  During the year ended December 31, 2010, since EC and PT ALK are consolidated into Top Yield, PT ALK and EC’s hedging gains and losses netted in consolidation after April 14, 2010.  During the year ended December 31, 2009, PT ALK recorded $2.5 million in hedging gains.

Liquidity and Capital Resources
The following table presents selected financial statistics and information for the six months ended June 30, 2011 and 2010.

	June 30,
	2011	2010
Cash and cash equivalents	$2,569,057	$1,860,987
Net increase in cash and cash equivalents	$556,415	$1,860,987
Net income	$2,874,461	$2,866,251
Net cash provided by operating activities	$(557,712)	$477,989

Cash provided by operations was negatively impacted by our growth in accounts receivable in the six months ended June 30, 2011 as a result in our increase in sales.  The following table summarizes our consolidated statements of cash flows for the six months ended June 30, 2011 and 2010:

	June 30,
	2011	2010
Net income	$2,874,461	$2,866,251
Non-cash expenses	$376,772	$391,084
Change in accounts receivable	$(4,261,063)	$(1,005,757)
Change in other assets and liabilities	$452,118	$(1,773,589)
Net cash provided by operating activities	$(557,712)	$477,989

Cash Flows from Operating Activities
Cash provided by operations was negatively impacted by our growth in accounts receivable in the six months ended June 30, 2011 as a result in our increase in sales.  The following summarizes our consolidated statements of cash flows for the six months ended June 30, 2011 and 2010.

Net Income.  As referenced in the above table, net income makes up the majority of our cash generated from operations for the six months ended June 30, 2011 and 2010.

Non-Cash Expenses.  Non-cash expenses include depreciation and amortization of intangibles.  Total non-cash expenses were comparable for the six months ending June 30, 2011 over the prior year period.

Accounts Receivable. Accounts receivable grew by approximately $4.3 million for the six months ended June 30, 2011.  The increase in accounts receivable directly corresponds to the increase in our revenue and the timing of our sales.  During the six months ended June 30, 2011, sales were concentrated in the second quarter due to monsoon season, which occurs during the first and fourth quarters each year.  During the six months ended June 30, 2010, PT ALK had fewer sales which reduced the impact to account receivable.

Other Assets and Liabilities.  Cash from operations benefited from increases in other liabilities and decreases in inventory during the six months ending June 30, 2010.  In the six months ending June 30, 2011, decreases in accounts payable accounted for the negative impact to cash.

Cash Flows from Investing Activities
Net cash used in investing activities for the six months ended June 30, 2011 of $0.2 million related to purchases of equipment.  During the six months ended June 30, 2010, we acquired PT ALK and EC and gained control of PT AP.  These transactions contributed cash of $1.6 million.

Cash Flows from Financing Activities
Cash used provided by financing activities for the six months ended June 30, 2011 was $1.2 million related to transactions with our major shareholder, David Supardi.  Cash provided was used for operations.  There was no significant change to cash from financing for the six months ended June 30, 2010.

Cash
At June 30, 2011, we had cash and cash equivalents of $2.6 million.  We intend to use this cash for operations and investment in equipment.

On August 22, 2011, we issued senior convertible notes and warrants whereby we raised an aggregate principal amount of $5,020,000 in a private placement offering.  The Notes mature on February 18, 2012, and bear interest at the rate of 10% per annum.  The amount due under the Notes shall be converted into 1,181,177 of Common Stock (i) immediately upon the effective date of the listing of the Common Stock on any national securities exchange in the United States or (ii) at the discretion of the investor. In addition, the investors received two-year warrants to purchase an aggregate of 753,129 shares of our common stock at an exercise price of $4.25 per share.

Of the net proceeds from this private placement, we plan to use approximately $2,000,000 to continue exploration and drilling activities.  The balance of the funds will be used towards professional fees and for working capital.

We believe that its cash and cash equivalents on hand as of June 30, 2011, together cash flows from operations and the capital raised in the private placement will be sufficient to meet its working capital and capital expenditure requirements for the fiscal year 2012.

Contractual Obligations

The following table summarizes our significant contractual obligations, all of which relate to operating leases, at June 30, 2011 and the effect that such obligations are expected to have on our liquidity and cash in future periods:

Year ended December 31
For the remainder of the y ear	$89,750
2012	113,473
2013	113,473
2014	113,473
2015 and beyond	425,269
$855,438

Seasonality
Our mining productions are affected by the monsoon season from December through March each year.  PT AP Production Operation IUPs are in the monsoon affected area. During this period, we cease mining operations and our sales are negatively impacted fourth and first quarters of each year and as we are unable to mine, we rely on third parties to source tin sand.   We are undergoing discussions with an affiliated mining company with mining tenements in the non-affected monsoon area, which we expect will allow us to produce year round and minimize production slowdown. Should the agreement with the affiliated mining company change or be terminated, we may not be able to mitigate the seasonality downturn.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements.

New Accounting Pronouncements

Variable Interest Entities.  In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a VIE. This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Adoption of the updated guidance, effective for the Company’s fiscal year beginning January 1, 2010, had no impact our consolidated financial position, results of operations or cash flows.

Fair Value Accounting.  In January 2010, ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the our fiscal year beginning January 1, 2010. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Business Combination.  In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for our fiscal year beginning January 1, 2011. We are evaluating the potential impact of adopting this guidance on our consolidated financial position, results of operations and cash flows.

Fair Value Accounting.  In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the level 3 reconciliation. The updated guidance is effective for our fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.

Item 3. Properties.

Property

The technical information appearing below concerning our IUPs, including estimates of mineralized material, was derived from the reports from our  independent mining consultant.

Location of the IUP Property

Our IUPs allow us to mine tin sand off the shore of Bangka Island, Indonesia.  The area covered by the IUPs is only reachable by boat and all mining is done by dredging.  Bangka Island is located in the world’s largest tin belt and world’s principal tin-producing center. Bangka Island is one of the islands belonging to Indonesia’s Bangka-Belitung Province. Bangka is surrounded by the South China Sea, Bangka straights and the Java Sea. Bangka lies just east of Sumatra, separated by Bangka Strait.  Bangka is 250 miles from Jakarta. Pangkal Pinang is the largest town, the capital of Bangka Belitung and where  our smelter is located.  Bangka’s population is approximately 600,000.

IUPs for Properties

PT AP holds 16 Exploration IUPs which were granted to PT AP by the Governor of Bangka Belitung Province on March 15, 2010.   All of PT AP's Exploration IUPs will expire on September 4, 2012.  The Company anticipates it will be able to extend or convert its IUPs before their expiration.  We cannot, however, provide assurance that the IUPs will not be subject to challenge or that the Indonesian Government will not vary the terms applicable to the IUPs by new regulations.

Exploration IUPs can be granted for a maximum of 8 years, including 1 year of general surveys, 3 years of exploration (which can be extended twice for 1 year on each extension) and 1 year for feasibility study (which can be extended once for 1 year). Based on Indonesian  Mining Law, such extensions are subject to approval by the government authority issuing the IUP. Law No. 4 of 2009 is silent on how the application process to extend an Exploration IUP.

The following table sets out the various property rights from IUPs held by PT AP (all areas covered by the Exploration IUP are 4-12 miles from shore):

The Company’s 29,048.4 hectacres of mining concessions are located near the northern coast of Bangka Island. Bangka Island is located at the southernmost tip of the Major Granite Tin Belt which stretches from the Yunnan Province of China through the Burma Peninsula.  The Blok Kelabat IUPs are in the production stage.  The Blok Sangau 02 and Blok Bobus 03 IUPs are in the development stage.  The remaining IUPs are in the exploratory stage.

Although there is a high concentration of tin minerals within the granite in the Company’s concessions off Bangka, tin does not occur naturally as a pure metal. By far the most economically important tin mineral is cassiterite, a naturally occurring oxide of tin with the chemical formula SnO2.  In its purest form it contains 76%-78% of tin, and off Bangka Island it has been shown to be roughly 78.77% tin  Tin minerals are almost invariably found in association with granitic rock.  About 80% of the world’s tin is derived not from primary lodes but from unconsolidated secondary, or placer, deposits. These are superficial deposits which have become concentrated over the course of time by a continual disintegration of the host rock.

Cassiterite is very resistant to chemical and mechanical weathering, as well as having a high specific gravity.  Erosion of the host rock and tin-bearing veins results in the concentration of tin minerals at regions distant from primary lodes. Many secondary deposits consist of gravels, sands, silts and clay washed down by rivers and streams and deposited in valleys or under the sea.

Using seismic and hydrographic analysis to assess these deposits is essential to determining the value of recoverable tin metal in a given area. As of November 2010, approximately 10,848 Ha of seismic and hydrographic surveys had been conducted, with one concession, the Blok Klabat (1,643 Ha) selected for drilling.  As of March 25, 2011, 94 holes had been completed in the area covering over 900 HA.

Source:  Minarco Mineconsult

The data from seismic and hydrographic surveys, as well as from drilling in the Blok Klabat, has been independently assessed by Minarco Mineconsult, the Company’s technical advisor.  This assessment has led Minarco to a “Worst Case Scenario” of 3.77 to 4.79 t/Ha of Tin Sand Quantity within the PT AP concessions, resulting in an estimated 110,683 – 140,630 tonnes of Tin Sand in the area.  Minarco’s formula for the conversion of Tin Sand Quantity to Tin Metal is as follows:

Tin Metal (t) =Tin Sand Quantity (t) x Cassiterite Concentrate Grade (72%) x Tin in Cassiterite content (78.768%)

Infrastructure, Climate and Topography

Most of the geographical faces of the island consist of lower plains, swamps, small hills and coastline. The weather is a hot and humid tropical wet and dry climate according to the Köppen climate classification system. Despite being located relatively close to the equator, the area has distinct wet and dry seasons. Wet seasons in Bangka cover the majority of the year, running from November through June.

History of the IUP Property

Tin mining operations in Indonesia have taken place for more than 200 years.  About 80% of the world’s tin deposits are in the form of unconsolidated alluvial deposits located across the Indonesian tin belt, an area that extends approximately 3,000 kilometers from Thailand, to the Malaysian Peninsula, and down through Indonesia.  Tin mining activities were initially influenced by a limited number of large conglomerates, however after the approval of Indonesian local autonomy law and the passing of regional jurisdiction that encouraged independent local income, mining activities transitioned to smaller groups or individual operations.  According to CRU Monitor, Indonesia is the second largest tin producer in the world after China, controlling 20% market share or around 64,300 metric tons.  Indonesia is also the world’s top tin exporter with over 90% of its tin products exported to the international market.  Increased foreign investment, high prices, positive global outlook, emerging new Asian markets and the rebound and growth of the electronics industry are large factors influencing future expectations of the Indonesia tin industry.

To the Company’s knowledge, no mining was previously done on their properties.  Since 2009, we have mined over 1,096 tonnes of tin bearing sands with average tin concentration ranging between 70% and 72%.

Our smelter facility is located in Ketapang Industrial Estate, Pengkal Pinang on Bangka Island.

Our executive office in the Central district of Hong Kong is co-located with Yong Lok Minerals Holding Limited, a company owned by David Supardi.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

Immediately after the Closing, 17,647,057 shares of Common Stock are expected to be issued and outstanding after taking into effect the shares of Common Stock to be cancelled pursuant to the Share Cancellation Agreement.  Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and investment power with respect to the shares set forth opposite the stockholder’s name, subject to community property laws, where applicable.  Beneficial ownership is determined in accordance with the rules of the SEC.

Beneficial Owner	No. of Securities	Percentage Ownership

Directors and Officers
David Israel Supardi(1)	8,352,823	47.33%
Samuel Zia(2)	-	*
Janet Gutkin(3)	-	*
Alfredo Levi(4)	-	*
James Rosenbaum(5)	-	*
James Ulland(6)	27,280	0.15%
Ronald E. Eibensteiner(7)	305,854	1.71%
Dennis Nguyen(8)	1,465,778	8.01%

5% Beneficial Owners
Ape Nigata Tjandra(9)	8,352,823	47.33%
New Asia Partners LLC	1,465,778	8.01%
Dynamic Event	16,647,059	94.33%

Total Officers and Directors	10,151,735	57.21%

Total Outstanding	17,647,057

* Represents less than 1%

(1) David Supardi is the Executive Chairman of the Company. Represents 50% of the total number of shares of outstanding Common Stock of the Issuer owned by Dynamic Event. Mr. Supardi owns 50% of the issued and outstanding capital stock of Dynamic Event and may be deemed to the beneficial owner of 50% of the total number of securities of the Issuer owned by Dynamic Event as he has voting and investment control over such securities.

(2) Samuel Zia is the Chief Executive Officer, President and a director of the Company.
(3) Janet Gutkin is the Chief Financial Officer, Treasurer and a director of the Company.
(4) Alfredo Levi is a director of the Company.
(5) James Rosenbaum is a director of the Company.
(6) James Ulland is a director of the Company. Represents 23,529 shares of Common Stock of the Issuer underlying a convertible promissory note and 3,751 shares of Common Stock of the Issuer underlying a warrant to purchase share of Common Stock of the Issuer issued in the private placement.

(7) Ronald E. Eibensteiner is a director of the Company. Represents 94,141 shares of Common Stock owned by Wyncrest Capital, Inc. ("Wyncrest"), a warrant to purchase 75,313 shares of common stock issued at the time of the merger to Wyncrest, 18,753 shares of Common Stock underlying Warrants to purchase common stock, and 117,647 shares of Common Stock issuable upon conversion of convertible promissory notes owned by Wyncrest and issued in connection with the private placement. Mr. Eibensteiner is the President of Wyncrest and has sole voting and investment control over the securities owned by Wyncrest.

(8) Dennis Nguyen is a director of the Company and former President. Represents 814,321 shares of Common Stock of the Issuer owned by NAP and warrants to purchase 651,457 shares of Common Stock of the Company issued at the time of the Share Exchange. Mr. Nguyen is the Chairman of NAP and has voting and investment control over the securities of the Company owned by NAP.

(9) Represents 50% of the total number of shares of outstanding Common Stock of the Issuer owned by Dynamic Event. Mr. Tjandra owns 50% of the issued and outstanding capital stock of Dynamic Event and may be deemed to the beneficial owner of 50% of the total number of securities of the Issuer owned by Dynamic Event as he has voting and investment control over such securities.

Changes in Control

Reference is made to Item 2.01 and Item 5.01 for a description of the change in control of the Company as a result of the transactions disclosed herein.

Item 5. Directors and Executive Officers

The following table sets forth certain information regarding the Company’s directors and executive officers following the Share Exchange.

Name	Age	Position
David Supardi	47	Executive Chairman
Samuel Zia	56	Chief Executive Officer, President and Director
Janet Gutkin	39	Chief Financial Officer, Treasurer and Secretary
Ronald E. Eibensteiner	59	Director
Alfredo Levi	57	Director
Dennis Nguyen	41	Director
James Rosenbaum	66	Director
James Ulland	69	Director

David  Supardi, 47, owns 50% of Dynamic Event Limited, the parent company of Top Yield Holdings Limited and was appointed Chairman on August 22, 2011 .  Mr. Supardi is currently a Director of PT Aneka Nusantara International and has served as a Director since August 2006.  PT Aneka Nusantara International is a nickel mining business that joint ventured with Sinosteel (a China State Owned Company) in Sulawesi, Indonesia. Mr. Supardi has extensive experience as an entrepreneur and investor in Asia, as well as managerial and leadership experience in the mining industry, which will be valuable to the Board of Directors as it develops and expands the Company's business.

Samuel Zia, 56, has served as a consultant to Leviathan Minerals Group Limited from July 2010 to June 2011 and was appointed Chief Executive Officer, President and a director on August 22, 2011 . Prior to joining Leviathan Minerals Group Limited, from October 2009 to June 2010, Dr. Zia was a consultant to DJ Capital, a finance company based in Hong Kong, advising the company in connection with fundraising and various mergers and acquisition transactions. From January 2007 to October 2009, Dr. Zia was the Chief Executive Officer of Uni-Bioscience Group Limited, a listed biopharmaceutical company in Hong Kong with operations in PRC. From April 2006 through November 2006, he served as a consultant to Macau University Science and Technology Hospital in setting up an Anti-Aging Center, assisting the company in the start-up of its operations. Dr. Zia received an M.D. from the University of Southern California in June of 1981 and a B.S. from the University of California, Los Angeles in June of 1976. Dr. Zia was in private practice in the field of Internal Medicine for over 25 years in USA, but at the same time, he was the Founder, Chairman and Chief Executive Officer in a Skilled Nursing Facility (Heritage Manor), also he was the Founder, Chairman, and Chief Executive Officer in one of the largest Ethnic Independent Physicians Association (Allied Physicians of California) and Management Service Organization (Network Medical Management) managing over 2000 Physicians and 250,000 Patients. Dr. Zia's executive experience in the United States and Asia will be useful to the Company and the Board of Directors. Further, his service to Leviathan Minerals Group Limited over the past year has provided him with knowledge of all aspects of the company's business which uniquely positions him to be a valued member of the Board of Directors.

Janet Gutkin, 39, has served, from November 2004 to  September 2011, as Senior Vice President and Corporate Controller of Quality Systems, Inc. (NASDAQ: QSII) responsible for the managing and controlling of financial-related activities of the company.  Ms. Gutkin was appointed Chief Financial Officer, Treasurer and Secretary on August 22, 2011.   She received her Master of Business Administration from the University of Chicago at the Booth School of Business in March 2011. Ms. Gutkin also earned a Master of Accounting from the University of Southern California at the Leventhal School of Accounting in 1997. She brings to us an extensive background with experience in management and technical accounting, SEC and internal reporting, corporate finance, M&A and Sarbanes-Oxley compliance.

Ronald E. Eibensteiner, 59, has been President of Wyncrest Capital, Inc. since 1993, an investment company for early-stage technology companies in the area of telecommunications, medical devices and software and was appointed as a director on August 22, 2011 . Currently, Mr. Eibensteiner is co-founder and Chairman of Arcola Systems since June 2008, a software supplier to the gaming industry. Additionally, Mr. Eibensteiner co-founded ReadyCredit Corporation in 2005 and served as its Chief Executive Officer and Chairman from 2004 to 2006 and currently serves on the board of directors. His past investment activities included: co-founder of Diametrics Medical, Inc. in 1990, a manufacturer of blood gas diagnostic systems; a co-founder of OnHealth Network Company in 1991, a web-based publisher of health and wellness information which was later merged with WebMD; principal investor and board member of BigCharts, Inc. from 1997 to 2000, a provider of financial internet content until its sale to Dow Jones/MarketWatch.com in June of 1999; Chairman of the Board of Prodea Software Corporation, from 1992 to 1995, a data-warehousing software company, until its sale to Platinum Technology, Inc.; and principal investor and Board of Director member of Travanti Pharma, Inc, a specialty drug delivery firm, from 1999 until its sale to Taikoku Pharmaceutical in May of 2009. Mr. Eibensteiner also served as a member of the Board of Stellant Software (Nasdaq: STEL) from 1996 until 2001. In 1983, Mr. Eibensteiner co-founded Arden Medical Systems in 1983 and served as its Chief Financial Officer until its sale to Johnson & Johnson in 1987. From 1999 to 2005, Mr. Eibensteiner served as Chairman of the Republican party of Minnesota and holds a Bachelor of Science in political science from the University of Minnesota. Mr. Eibensteiner has extensive experience in the investments area and brings valuable financial experience to the Board of Directors.

Alfredo (Freddy) Levi, 57, is a retired Israeli Navy Commander who served the Israeli Navy for 25 years and was appointed as a director on August 22, 2011 . Currently, Since 1998, Mr. Levi is working for Tescom, an international professional Software Quality Assurance services provider firm as the Managing Director for Tescom's Asian Pacific operations.  Mr. Levi received a BS in Mechanical Engineering from the Israel Institute of Technology (Tecnion) in 1983, an MSC in Ocean Engineering from MIT in 1989 and an MBA in sales and marketing from Negev (Ben-Gurion)  University of Israel in 1998.  Mr. Levi’s experience with Tescom and his broad knowledge of engineering and business will be a useful asset to the Board of Directors.

Dennis Nguyen, 41, currently serves as a director of the Company and is responsible for the management of New Asia Partners, LLC (“NAP”) as its Chairman. NAP is a private equity investment group that provides financial, strategic and operational guidance to middle market companies based in the People’s Republic of China (“China”).    Mr. Nguyen was appointed as a director on March 1, 2011.   He is also an adjunct professor at the University of Minnesota (UMN) Law School. Prior to NAP, which was founded in April 2010, beginning in 2002 Mr. Nguyen served in the same capacity as Chairman of its predecessor entity, New Asia Partners Limited. From July 2006 through December 2008, Mr. Nguyen served as a director of Wuyi International Pharmaceutical Company Limited, a Fujian-based pharmaceutical manufacturer listed on the Hong Kong Stock Exchange (code: 1889.HK). From May 2005 through May 2006, he served as a director of Sino-Environment Technology Group Limited, a Fujian-based environmental waste management solutions provider listed on the Singapore Stock Exchange (code: Y62.SI). From December 2005 through June 2008, Mr. Nguyen served as Vice Chairman of China Huiyin, a Jiangsu-based household appliance retail chain (predecessor company of Huiyin Appliances, a company listed on the Hong Kong Stock Exchange (code 1280.HK)). Prior to 2005, Mr. Nguyen previously held various senior investment banking roles at Daiwa Securities SMBC, Crédit Agricole Indosuez, and Citigroup. Mr. Nguyen is a member of the National Committee on US China Relations and is a trustee of the University of California, Irvine (UCI) Foundation Board of Trustees. He also is a member of the UMN Law School Dean’s Advisory Council, the UMN Law School Board of Advisors and the UCI Alumni Association Board of Directors, respectively. Mr. Nguyen chairs the UCI School of Humanities Dean’s Advisory Council and previously served on the Johns Hopkins University/Nanjing University Advisory Council. Mr. Nguyen was honored as the “2010 Distinguished Alumnus” by the UCI Alumni Association. He was the featured speaker of the 2009 UCI School of Humanities Commencement Ceremony. Mr. Nguyen holds a M.B.A. from the University of Chicago Booth School of Business, joint M.A. in International Studies from JHU-School of Advanced International Studies/Nanjing University, a Juris Doctor from the UMN Law School and a double B.A. in Economics and Chinese Literature from UCI.  Mr. Nguyen’s experience in financial and legal matters in both the United States and Asia, including his ability to organize and structure complex transactions, will be relied upon by the Board of Directors.

James Rosenbaum, 66.  Judge James M. Rosenbaum (Ret.) began his practice as a VISTA (Volunteers In Service To America) lawyer, trying federal civil rights cases and was appointed as a director on August 22, 2011 .  He remained at that office for six years, until 1972, when he returned to Minnesota to begin private practice, specializing in trial work.  Judge Rosenbaum was appointed to serve as Minnesota’s United States Attorney from 1981-1985.  In 1985, Judge Rosenbaum was appointed to serve on Minnesota’s United States District Court. In 1989, Chief Justice Rehnquist appointed him to the Judicial Conference of the United States’ Committee on Space and Facilities. While on that Committee, he co-authored the U.S. Courts Design Guide, the standard still used in the design of all United States Courthouses. In 1997, the Judges of the Eighth Circuit elected Judge Rosenbaum as their representative on the Judicial Conference of the United States, the Federal Judiciary’s governing body.  In 1999, Judge Rosenbaum was appointed to a two-year term on the Conference’s Executive Committee and was re-elected in 2001 to a second Conference term.  The Judge retired from the Federal Bench in 2010 to join JAMS, a provider of mediation, arbitration, and other alternative dispute resolution services. In this new capacity, he offers mediation and arbitration services, specializing in complex litigation, securities, intellectual property, and e-Discovery matters.  Judge Rosenbaum has published several articles focused on the intersection of law, privacy, and technology. He is a director of the Sedona Conference, a legal think tank and education provider. He is an adjunct professor at the National Judicial College, in Reno, Nevada and a Board member of the Hennepin Theater Trust, which among other things, hosts Minnesota’s Broadway shows. He attended the University of Minnesota, earning his B.A., in 1966, and his J.D., in 1969.  He received an Honorary Doctor of Laws degree from the Western New England College of Law.  Mr. Rosenbaum was selected to serve as an independent director on our Board due to his strength and experience in legal matters and mediation.

James Ulland, 69, has served as President and Chief Executive Officer of Ulland Investment Advisors, an investment advisory firm specializing in separately managed portfolios since 1997 and was appointed as a director on August 22, 2011 .  During 1996, Mr. Ulland was Executive Vice President for Portfolio Administration at Kopp Investment Advisors of Edina, Minnesota where he focused on advanced portfolio management techniques and investing in small, high growth stocks.  From 1993-1995, he served as Minnesota’s Commissioner of Commerce as the state’s Chief Regulator of securities, banks and insurance companies.  From 1985 to 1993, he served as an Executive of the US Bank and the Tokai Bank in Minneapolis, MN.  Since January 2011, Mr. Ulland has served as Chairman of the Board of Cedar Creek Oil and Gas, a private oil and gas firm located in Minnesota.  From 1976 to 1984, Mr. Ulland was a member of the Minnesota State Legislature.  Mr. Ulland received an MBA from the Wharton School of Finance and a  BA from Carleton College in  economics.  Mr. Ulland’s knowledge of securities regulation and investment management will be an asset to the Board of Directors as he serves as an independent director.

There are no agreements or understandings for any of our executive officers or directors to resign at the request of another person and no officer or director is acting on behalf of nor will any of them act at the direction of any other person.

Directors are elected until their successors are duly elected and qualified.

Family Relationships

Dennis Nguyen, a director is the brother of Janet Gutkin, our Chief Financial Officer, Treasurer and Corporate Secretary.  There are no other family relationships between our directors and executive officers.

Involvement in Certain Legal Proceedings

There have been no events under any bankruptcy act, no criminal proceedings and no judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director or executive officer of the Company during the past ten years.

To the best of our knowledge, none of our directors, officers or affiliates, and no owner of record or beneficial owner of more than five percent (5%) of our securities, or any associate of any such director, officer or security holder is a party adverse to us or has a material interest adverse to us in reference to pending litigation.  To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws, except for matters that were dismissed without sanction or settlement. Except as set forth in our discussion below in “Transactions with Related Persons,” none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Transactions with Related Persons

The following includes a summary of transactions since the beginning of our 2011 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation”). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

March 2011 Change in Control

On March 1, 2011, in connection with the terms and conditions of a Securities Purchase Agreement (the “Purchase Agreement”), the Company issued and sold to NAP an aggregate of 4,325,000 shares (the “NAP Shares”) of Common Stock for an aggregate purchase price equal to $32,437.50. Dennis Nguyen, our President and Treasurer prior to the Share Exchange and current director, is the Chairman of NAP, with voting and investment control over approximately 90% of the shares of Common Stock owned by NAP. Mr. Vollmers, our Vice President and Secretary prior to the Share Exchange serves as General Counsel to NAP with voting and investment control over approximately 10% of the shares of Common Stock owned of record by NAP.  The Purchase Agreement was filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (“SEC”) on March 7, 2011 and is incorporated herein by reference.

On March 1, 2011, the Company repurchased an aggregate of 10,000 shares of the Common Stock of the Company from Ruth Shepley, the Company’s sole officer and director at the time, for an aggregate repurchase price equal to $37,500, pursuant to the terms and conditions of a Repurchase Agreement (the “Repurchase Agreement”). The Repurchase Agreement was filed as Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 7, 2011 and is incorporated herein by reference.

Share Exchange

In connection with the Closing of the Share Exchange, our existing shareholders prior to the Closing canceled an aggregate of 4,000,000 shares of the Common Stock of the Company. The shareholders will not receive any consideration for the cancellation of the shares. The cancellation of the shares will be accounted for as a contribution to capital. The number of shares to be cancelled was determined based on negotiations with the existing shareholders of the Company, DE Acquisition 3, Inc. and Top Yield. The Company and its shareholders negotiated an estimated value of Top Yield and its subsidiaries, an estimated value of the shell company, and the mutually desired capitalization of the Company resulting from the Share Exchange. With respect to the determination of the amount of shares to be cancelled, the value of the shell company was derived primarily from its utility as a public company platform, including its good corporate standing and its timely public reporting status. Under these circumstances and based on these factors, the parties agreed upon the number of shares to be cancelled.

In connection with the Share Exchange, New Asia Partners LLC and Wyncrest Capital, Inc., cancelled 3,460,000 and 400,000 shares, respectively, of the Company's common stock and received 865,000 and 100,000 Shareholder Warrants, respectively. One of our directors, Dennis Nguyen, is the Chairman and majority owner of New Asia Partners, LLC and Ronald E. Eibensteiner, one of the Company's directors, is the President and owner of Wyncrest Capital, Inc.   The resulting ownership of the Company's securities are disclosed under Item 4 - Security Ownership of Certain Beneficial Owners and Management.

After the Closing of the Share Exchange, the existing stockholders of the Company prior to the Share Exchange own shares of Common Stock equal to approximately 5.7% of the issued and outstanding Common Stock. They also own Shareholder Warrants to purchase up to an additional 4% of the Company’s issued and outstanding Common Stock within two years of the Closing.  In connection with the Share Exchange, Dynamic Event Limited, a company owned equally by David Supardi and Ape Tjandra , received approximately 94.3% of the issued and outstanding Common Stock of the Company.

Sale and Issuance of Convertible Notes

Pursuant to the Securities Purchase Agreement, we issued $5,020,000 of Notes.  The Notes bear interest at 10% with a maturity date of February 18, 2013 unless declared due and payable by the investor upon the occurrence of an Event of Default (as defined in the Notes).  The amount due under the Notes shall be converted into Common Stock (i) immediately upon the effective date of the listing of the Common Stock on any national securities exchange in the United States or (ii) at the discretion of the investor.  The Notes are currently convertible into 1,181,177 shares of Common Stock.  The investors in the Notes received an aggregate of 188,282 Investor Warrants to purchase our Common Stock for $4.25 per share for a period of two years from the Effective Date.  The warrants contain standard anti-dilution protection and entitle the holders of the Investor Warrants to additional warrants. after the occurrence of any Equity Sale, equal to an aggregate of 1% of the number of shares of Common Stock issued in such Equity Sale pro rata in accordance with each Investors respective investment.  Wyncrest Capital, Inc., a company wholly owned by Ronald E. Eibensteiner, purchased $500,000 of Notes.  James Ulland, a director of the Company, purchased $100,000 of Notes.

As of June 30, 2011 and December 31, 2010, the Company and its subsidiaries were indebted to the Chairman of the Company, David Supardi, for an aggregate of $6,350,858 and $4,672,486 related to advances for working capital purposes and for purchases of EC, AP and ALK. The amount is non-interest bearing, unsecured and due on demand.

Except as set forth in our discussion above, none of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.

Item 6. Executive Compensation.

Summary Compensation Table — Fiscal Year Ended February 28, 2010 and February 28, 2011

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to our executive officers and directors, in addition to any of our three most highly compensated officers with annual compensation exceeding $100,000.  None of the Company’s officers and directors received any compensation during the fiscal years ended February 28, 2010 and February 28, 2011. We do not currently have an established policy to provide compensation to members of our Board of Directors for their services in that capacity, although we may choose to adopt a policy in the future.

		Salary	Bonus	Option Awards	All Other Compensation	Total
Name and Principal Position	Year	($)	($)	($)	($)	($)
Ruth Shepley Former President, Secretary, Treasurer and director	2011 2010	- -	- -	- -	- -	- -

Dennis Nguyen Former President and Treasurer, current director	2011 2010	- -	- -	- -	- -	- -

Todd Vollmers Former Vice President and Secretary	2011 2010	- -	- -	- -	- -	- -

All Officers and Directors as a Group	2011 2010	- -	- -	- -	- -	- -

Employment Agreements

Prior to the Closing of the Share Exchange we had no employment agreements with any of our executive officers.

Following the Closing of the Share Exchange we plan to enter into employment agreements (collectively, the “Employment Agreements”) with the following executive officers (the “Executives”) of the Company: (1) David Israel Supardi, as our Chairman of the Board; (2) Samuel Zia as our Chief Executive Officer and President; (3) Janet Gutkin, as our Chief Financial Officer, Treasurer and Corporate Secretary (collectively, the "Executive Officers") .   In the interim, before concluding agreements with all of our Executive Officers, each Executive Officer is being paid an annual salary of $250,000.   The terms of the Employment Agreements will be decided by the Board of Directors.

Equity Compensation Plans

We expect our Board to approve an equity incentive plan (the “Incentive Plan”) and for the board of directors to seek stockholder approval of the Incentive Plan.  Stockholder approval of the Incentive Plan will enable the Company to satisfy stock exchange listing requirements, and to make awards that qualify as performance-based compensation that is exempt from the deduction limitation set forth under Section 162(m) of the Internal Revenue Code of 1986, as amended (the “Code”). Subject to certain exceptions, Section 162(m) generally limits the corporate income tax deductions to $1,000,000 annually for compensation paid to each of the Chief Executive Officer and the other six highest paid executive officers of the Company required to be reported under the proxy disclosure rules. The amount and nature of the proposed awards under the Incentive Plan have not yet been determined.  We believe that the Incentive Plan will be an important factor in attracting, retaining and motivating employees, consultants, agents, and directors of the Company and its affiliates. We believe that the Company needs the flexibility both to have an ongoing reserve of common stock available for future equity-based awards, and to make future awards in a variety of forms.

Grants of Plan-Based Awards in the Fiscal Years Ended February 28, 2011 and 2010

There were no option grants issued in the fiscal years ended February 28, 2011 and 2010.

Outstanding Equity Awards at February 28, 2011 and 2010

There were no option exercises or options outstanding at February 28, 2011 and 2010 fiscal year end.

Option Exercises  and Stock Vested in the Fiscal Years Ended February 28, 2011 and 2010

There were no option exercises or stock vested the fiscal years ended February 28, 2011 and 2010.

Pension Benefits at February 28, 2011 and 2010.

There were no pension benefit plans in effect at February 28, 2011 and 2010.

Nonqualified defined contribution and other nonqualified deferred compensation plans

There were no nonqualified defined contribution or other nonqualified deferred compensation plans in effect at February 28, 2011 and 2010.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

CORPORATE GOVERNANCE

Director Independence

The Company is not a listed issuer whose securities are listed on a national securities exchange, or an inter-dealer quotation system which has requirements that a majority of the board of directors be independent. Under NASDAQ Rule 5605(a)(2)(A), a director is not considered to be independent if he or she also is an executive officer or employee of the corporation. Under such definition, Alfredo Levi, Ronald E. Eibensteiner, James Rosenbaum and James Ulland would each be considered independent upon the Effective Date of their appointments as directors of the Company.

Board Meetings and Stockholder Communications.

Our board of directors conducted all of its business and approved all corporate action during the fiscal year ended February 28, 2011 by the unanimous written consent of its members, in the absence of formal board meetings.  Holders of the Company’s securities can send communications to the board via mail or telephone to the Secretary at the Company’s principal executive offices.  The Company has not yet established a policy with respect to Board members’ attendance at the annual meetings.  A stockholder who wishes to communicate with our board of directors may do so by directing a written request addressed to our Chief Executive Officer at the address appearing on the first page of this Information Statement

Board Committees

After the Effective Date, the Company appointed independent board members to an audit committee and compensation committee.  The audit committee is made up of Ronald Eibensteiner, James Ulland and James Rosenbaum.  Both Ronald Eibensteiner and James Ulland qualify as audit committee financial experts.  Dennis Nguyen, Ronald Eibensteiner and Alfredo Levi are members of the compensation committee.  The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.  The Company shall prepare charters for both committees.

We do not have a charter governing the nominating process. Certain members of our Board, who also perform the functions of a nominating committee, are not independent because they are also our officers.   The majority of our directors, however, are independent pursuant to the definition in NASDAQ Rule 5605.  There has not been any defined policy or procedure requirements for stockholders to submit recommendations or nominations for directors. Our Board does not believe that a defined policy with regard to the consideration of candidates recommended by stockholders is necessary at this time because, given the early stages of our development, a specific nominating policy would be premature and of little assistance until our business operations are at a more advanced level.

Board Leadership Structure and Role in Risk Oversight

Our Board of Directors recognizes that the leadership structure and combination or separation of the President and Chairman roles is driven by the needs of the Company at any point in time. As a result, no policy exists requiring combination or separation of leadership roles and our governing documents do not mandate a particular structure. This has allowed our Board of Directors the flexibility to establish the most appropriate structure for the Company at any given time.

Our Board of Directors is responsible for overseeing the overall risk management process at the Company. Risk management is considered a strategic activity within the Company and responsibility for managing risk rests with executive management while the Board of Directors participates in the oversight of the process. The oversight responsibility of our Board of Directors is enabled by management reporting processes that are designed to provide visibility to the Board of Directors about the identification, assessment, and management of critical risks. These areas of focus include strategic, operational, financial and reporting, succession and compensation, compliance, and other risks.

Stockholder and Interested Party Communications

Our Board of Directors does not currently provide a process for stockholders or other interested parties to send communications to our Board of Directors because our management believes that until this point it has been premature to develop such processes given the limited liquidity of our Common Stock. However, our new management may establish a process for stockholder and interested party communications in the future.

Code of Conduct and Ethics

We adopted a code of ethics that will apply to our executive officers, directors and employees, its subsidiaries and its controlled affiliates. We intend to post our code of ethics on our Web site at www.leviathanminerals.com and to disclose any amendments to or any waivers from a provision of its code of ethics in a current report on Form 8-K.

Item 8. Legal Proceedings.

During the normal course of business, we are subject to litigation, none of which we believe will have a material adverse effect on our business.

Item 9. Market Price of and Dividends on our Common Equity and Related Stockholder Matters.

There is no established public trading market for our common stock.  As of the date of this Current Report, there are outstanding warrants to purchase 941,411 shares of our common stock.

Dividends

We have not declared any cash dividends since inception and does not anticipate paying any dividends in the foreseeable future. The payment of dividends is within the discretion of the Board of Directors and will depend on the Company's earnings, capital requirements, financial condition, and other relevant factors. There are no restrictions that currently limit  our ability to pay dividends on its common stock other than those generally imposed by applicable state law.

Item 10. Recent Sales of Unregistered Securities.

Reference is made to the disclosure set forth below under “Item 3.02” of this current report, which disclosure is incorporated herein by reference.

Item 11. Description of Registrant’s Securities to be Registered.

General

Our authorized capital stock consists of 75,000,000 shares of Common Stock and 4,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).

Common Stock

We issued 16,705,406  shares of common stock in connection with the consummation of the Share Exchange.   In addition, we may issue up to 941,411  shares of common stock upon the exercise of our outstanding warrants.

Holders of common stock have exclusive voting rights for the election of our directors and all other matters requiring stockholder action, except with respect to amendments to our amended and restated certificate of incorporation that alter or change the powers, preferences, rights or other terms of any outstanding preferred stock if the holders of such affected series of preferred stock are entitled to vote on such an amendment. Holders of common stock are entitled to one vote per share on matters to be voted on by stockholders. Our stockholders may act by written consent.

Our stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock. Our stockholders are entitled to receive such dividends, if any, as may be declared from time to time by our board of directors in its discretion out of funds legally available therefor.

There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors.

On the Effective Date, we also issued 753,129 Shareholder Warrants and 188,282 Investor Warrants which can be converted into 941,411 shares of Common Stock and Notes are currently convertible into 1,181,177 shares of Common Stock.

Preferred Stock

Our amended and restated certificate of incorporation authorizes the issuance of 4,000,000 shares of blank check preferred stock with such designation, rights and preferences as may be determined from time to time by our board of directors. No shares of preferred stock are being issued or registered in connection with the Reorganization.

Accordingly, our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to an aggregate of4,000,000 shares of preferred stock, in one or more series, each such series to have such voting powers, full or limited, or no voting powers, and such designations, preferences, privileges and relative, participating, optional or other special rights and qualifications, limitations or restrictions as shall be determined by  our board of directors.  The rights for the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock.

Section 203 of the Delaware Corporation Law

The Company is subject to the provisions of Section 203 of the DGCL.  The provisions of Section 203 of the DGCL could make a takeover of the Company difficult.  This section prevents certain Delaware corporations, under certain circumstances, from engaging in a “business combination” with:

•	a stockholder who owns 15% or more of the Company’s outstanding voting stock (otherwise known as an “interested stockholder”);

•	an affiliate of an interested stockholder; or

•	an associate of an interested stockholder, for six years following the date that the stockholder became an interested stockholder.

This provision could prohibit or delay mergers or other change in control attempts, and thus may discourage attempts to acquire the Company.

Effect of Certain Provisions of the Company’s Certificate of Incorporation and Bylaws

Certain provisions of  our amended and restated certificate of incorporation and amended and restated bylaws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company.  Such provisions could limit the price that certain investors might be willing to pay in the future for shares of  our common stock.  Our amended and restated certificate of incorporation establishes a six-class staggered board of directors, with only one class being elected each year.  The authorization of undesignated preferred stock makes it possible for the Board of Directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management. The amendment of any of these provisions would require approval by holders of at least a majority of  our outstanding common stock.

Limitation of Liability

 Our amended and restated certificate of incorporation limits the liability of its directors and officers for any liability arising from an action to which such persons were party by reason of the fact that they were serving the Company or another enterprise at its request to the fullest extent permitted by Section 145 of the DGCL.

The first paragraph of Article Tenth of our amended and restated certificate of incorporation provides:

“To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agent of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law”

 Our amended and restated bylaws further provide that any indemnification shall be made by the Company in connection with a proceeding (or part thereof) initiated by a director or officer with a right to indemnification only if (i) such proceeding (or part thereof) was authorized or ratified by our Board of Directors, (ii) such indemnification is expressly required to be made by law, and (iii) we provide the indemnification, in its sole discretion, pursuant to the powers vested under applicable law.

Pursuant to our amended and restated bylaws, our directors and officers shall, to the fullest extent not prohibited by law, also have the right to receive from us an advancement of expenses incurred in defending any proceeding in advance of its final disposition. To the extent required under the DGCL, an advancement of expenses incurred by a director or officer in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such individual, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such director or officer is not entitled to be indemnified for such expenses.

Transfer Agent and Warrant Agent

Our independent stock transfer agent is Corporate Stock Transfer, located in 3200 Cherry Creek Dr. South, Suite 430, Denver, Co 80209. Their phone number is (303) 282-4800.

Item 12. Indemnification of Directors and Officers

Our amended and restated certificate of incorporation provide that no director of the company will be personally liable to the company or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the company or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or (iii) for any transaction from which the director derived an improper personal benefit.

In, addition, the employment agreement for each executive officer contains an indemnification provision wherein the Company promises to defend, indemnify, and hold the employee harmless to the fullest extent permitted by law against any and all liabilities incurred by the employee in connection with our executive officer’s good faith performance of such individual’s employment.

We have been advised that it is the position of the SEC that insofar as the foregoing provisions may be invoked to disclaim liability for damages arising under the Securities Act of 1933, as amended, that such provisions are against public policy as expressed in the Securities Act and are therefore unenforceable.

Item 13. Financial Statements and Supplementary Data

Information concerning our financial information set forth under Item 9.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

On October 7, 2011, the Company's Audit Committee of the Board of Directors (the "Audit Committee") after consultation with management of the Company, including the Company’s Chief Financial Officer, concluded that the audited financial statements of Top Yield Holdings Ltd. ("Top Yield") as of December 31, 2010 and 2009 and the years then ended, the unaudited financial statements of Top Yield as of June 30, 2011 and 2010 and the periods then ended, the Pro Forma Financial Statements of the Company and Top Yield as of December 31, 2010 and the year then ended and the Pro Forma Financial Statements of the Company and Top Yield as of June 30, 2011 and the period then ended (collectively, the "Financial Statements"), all as filed with the SEC  should be restated in response to certain comments received by the SEC.  The Company’s Audit Committee, in consultation with management, concluded that in light of the required restatement discussed above, the previously issued Financial Statements should no longer be relied upon.

The Company’s Chief Financial Officer and Audit Committee discussed the foregoing issues, findings and conclusions with Baker Tilly Virchow Krause, LLP ("BTVK"), the Company’s independent registered accountant. As previously reported in a Form 8-K filed by the Company on May 3, 2011, the Company engaged BTVK as its independent registered public accountant on April 29, 2011. BTVK did not audit the Financial Statements previously filed with the SEC.

Item 3.02. Unregistered Sales of Equity Securities.

On the Effective Date, as a result of the Exchange Agreement, we acquired 100% of the issued and outstanding equity interests of Top Yield in exchange for 16,705,406 shares of our Common Stock.

The Common Stock issued to the Top Yield Shareholders and/or their designees was issued in reliance upon exemptions from registration pursuant to (i) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and/or (ii) Regulation S of the Securities Act.

The issuance was not a public offering based upon the following factors: (i) the issuance of the securities was an isolated private transaction; (ii) a limited number of securities were issued to a limited number of offerees; (iii) there was no public solicitation; (iv) each offeree was an “accredited investor,” (v) the investment intent of the offerees; and (vi) the restriction on transferability of the securities issued.

Item 5.01. Changes in Control of Registrant.

On the Closing Date, we consummated the transactions contemplated by the Exchange Agreement, pursuant to which we issued shares of Common Stock to the Top Yield Shareholders representing 94.67% of our issued and outstanding shares of Common Stock on a fully diluted basis.  The Common Stock issued to the Top Yield Shareholders and/or their designees was issued in reliance upon exemptions from registration pursuant to (i) Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 promulgated thereunder, and/or (ii) Regulation S of the Securities Act.  We intend to comply with the conditions of Category 3 of 903(b) of Regulation S and an appropriate legend will be affixed to the stock certificate issued in accordance with Regulation S.  The legend shall state that the shares represented by the stock certificate shall only by sold pursuant to a registration under the Securities Act or pursuant to an available exemption from registration and the holders of the stock certificate shall not to engage in hedging transactions with regard to the securities unless in compliance with the Securities Act.  We will refuse to register any transfer of the shares not made in accordance with Regulation S.

Other than the transactions and agreements disclosed in this Current Report on Form 8-K, we know of no arrangements which may result in a change in control.

No officer, director, promoter, or affiliate has, or proposes to have, any direct or indirect material interest in any asset proposed to be acquired by the Company through security holdings, contracts, options, or otherwise.

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Pursuant to the terms of the proposed Exchange Agreement, our board of directors, which prior to the Share Exchange consisted of Dennis Nguyen, will increase to seven members comprised of David Supardi, Samuel Zia, Alfredo Levi, Ron Eibensteiner, James Rosenbaum and James Ulland (“Board”).  In addition, concurrent with and effective upon the Effective Date, the Board appointed Mr. Supardi to serve as Chairman of the Board, Samuel Zia to serve as Chief Executive Officer and President and Janet Gutkin to serve as Chief Financial Officer, Treasurer and Secretary. On the Effective Date, Dennis Nguyen and Todd Vollmers resigned from all officer positions held with the Company, however, Mr. Nguyen remains as a director.

The following table sets forth certain information regarding the Company’s directors and executive officers following the Share Exchange.

Name	Position
David Supardi	Executive Chairman
Samuel Zia	Chief Executive Officer, President and Director
Janet Gutkin	Chief Financial Officer, Treasurer and Secretary
Ronald E. Eibensteiner	Director
Alfredo Levi	Director
Dennis Nguyen	Director
James Rosenbaum	Director
James Ulland	Director

Reference is made to Item 2.01 above for certain information regarding the executive officers and directors.

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

In connection with the consummation of the Share Exchange, we are adopting the fiscal year of Top Yield, the accounting acquirer.  Accordingly, our Board of Directors approved a change in our fiscal year end from February 28 to December 31of each year.

On July 8, 2011, we amended and restated its certificate of incorporation (the “Amended Certificate”) to, among other things:

(a)
decrease our authorized capital stock from 500,000,000 shares of Common Stock and 20,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”) to 75,000,000 shares of Common Stock and 4,000,000 shares of Preferred Stock;

(b)	provide the Board with the authority to amend and restate the Company’s bylaws;

(c)
limit the personal liability of the Company’s directors to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such director as a director; except that any director may be liable to the extent provided by applicable law for (i) breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the Delaware General Corporation Law or  (iv) for any transaction from which the director derived an improper personal benefit;

(d)
provide that the Company shall indemnify, to the fullest extent permissible by Section 145 of the Delaware General Corporation Law, as amended from time to time, each person that such section grants the Company the power to indemnify.

Additionally, effective July 7, 2011, the Company’s amended and restated bylaws (the “Amended Bylaws”) as described in the Company’s Information Statement filed with the Securities and Exchange Commission on June 17, 2011 became effective.  The Amended Bylaws were adopted by the board of directors of the Company and the Company’s shareholders for the purpose of granting the board of directors of the Company the authority to adopt, amend or repeal its bylaws without the need to obtain shareholder approval.

Item 5.06. Change in Shell Company Status.

As the result of the completion of the transactions effectuated pursuant to the Share Exchange Agreement, we are no longer a shell company. The information set forth above in Items 1.01 and 2.01 of this Current Report on Form 8-K is incorporated herein by reference in its entirety.

Item 9.01. Financial Statements and Exhibits.

(a)  Financial Statements of Business Acquired.

The Audited Consolidated Financial Statements of Top Yield as of and for the years ended December 31, 2010 and 2009 and unaudited financial statements of Top Yield as of and for the six months ended June 30, 2011 and 2010 are filed as Exhibit 99.1 to this current report and are incorporated herein by reference.

(b)  Pro Forma Financial Information.

The unaudited pro forma condensed consolidated financial information as of and for the six months ended June 30, 2011 concerning the acquisition of the business operation the Company, Top Yield and its subsidiaries as filed as Exhibit 99. 5 to this current report and are incorporated herein by reference.

(c)  Shell Company Transactions.

Reference is made to Items 9.01(a) and 9.01(b) and the exhibits referred to therein which are incorporated herein by reference.

(d)  Exhibits.

The exhibits listed in the following Exhibit Index are filed as part of this current report.

Exhibit No.	Description
2.1	Agreement and Plan of Share Exchange*
3.1	Amended and Restated Certificate of Incorporation of Leviathan Minerals Group Incorporated**
3.2	Amended and Restated Bylaws of Leviathan Minerals Group Incorporated**
10.1	Share Cancellation Agreement*
10.2	Form of Shareholder Warrants*
10.3	Securities Purchase Agreement*
10.4	Form of Notes*
10.5	Security Agreement*
10.6	Form of Investor Warrants*
99.1	Consolidated Financial Statements of Top Yield Holdings, Ltd. for the Fiscal Year Ended December 31, 2010 and 2009***
99.2	Consolidated Financial Statements of Top Yield Holdings, Ltd. for the Six Months Ended June 30, 2011 and 2010***
99.3	Financial Statements of PT Aega Prima for the Period from January 1, 2010 to April 14, 2010 and the Fiscal Year Ended December 31, 2009***
99.4	Financial Statements of Europe China Commercial Union Holding Limited for the Period from January 1, 2010 to February 10, 2010 and for the Fiscal Year Ended December 31, 2009***
99. 5	Pro Forma Financial Statements***

* Filed as an exhibit to the Company's Current Report on form 8-K (Amendment #1), as filed with the SEC on December 12, 2011 and incorporated by reference.
** Filed as an exhibit to the Company's Current Report on Form 8K, as filed with the SEC on July 13, 2011 and incorporated by reference.
***Attached as an exibit hereto

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:  December 19, 2011

LEVIATHAN MINERALS GROUP INCORPORATED

By:	/s/ Samuel Zia
Samuel Zia
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
2.1	Agreement and Plan of Share Exchange*
3.1	Amended and Restated Certificate of Incorporation of Leviathan Minerals Group Incorporated**
3.2	Amended and Restated Bylaws of Leviathan Minerals Group Incorporated**
10.1	Share Cancellation Agreement*
10.2	Form of Shareholder Warrants*
10.3	Securities Purchase Agreement*
10.4	Form of Notes*
10.5	Security Agreement*
10.6	Form of Investor Warrants*
99.1	Consolidated Financial Statements of TopYield Holdings, Ltd. for the Fiscal Year Ended December 31, 2010 and 2009***
99.2	Consolidated Financial Statements of TopYield Holdings, Ltd. for the Six Months Ended June 30, 2011 and 2010***
99.3	Financial Statements of PT Aega Prima for the Period from January 1, 2010 to April 14, 2010 and the Fiscal Year Ended December 31, 2009***
99.4	Financial Statements of Europe China Commercial Union Holding Limited for the Period from January 1, 2010 to February 10, 2010 and for the Fiscal Year Ended December 31, 2009***
99. 5	Pro Forma Financial Statements***

* Filed as an exhi b it to the Company's Curre n t Report on form 8-K ( Amendment #1) as fi l ed with the  SEC on December 12, 2011 and incorporated by reference.
** Filed as an exhibit to the Company's Current Report on Form 8K, as filed with the SEC on July 13, 2011 and incorporated by reference.
***Attached as an exibit hereto

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Top Yield Holdings Limited, Inc.

We have audited the accompanying consolidated balance sheet of Top Yield Holdings, LTD as of December 31, 2010, and the related consolidated statements of operations, shareholders’ equity and cash flows for the period from January 10, 2010 (date of inception) to December 31, 2010. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Top Yield Holdings, LTD as of December 31, 2010, and the results of its operations and its cash flows for the period from January 10, 2010 (date of inception) to December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 of the financial statements, Top Yield Holdings, LTD has restated its consolidated balance sheet as of December 31, 2010 and its related consolidated statements of operations, shareholders’ equity and cash flows for the period from January 10, 2010 (date of inception) to December 31, 2010.

Minneapolis, Minnesota
Month Day, Year

Report of Independent registered Public Accounting firm

To the Board of Directors and Shareholders
PT Alam Lestai Kencana

We have audited the accompanying balance sheets of PT Alam Lestai Kencana as of April 14, 2010 and December 31, 2009, and the related statements of income, shareholders’ equity and cash flows for the period from January 1, 2010 to April 14, 2010 and for the year ended December 31, 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Alam Lestai Kencana as of April 14, 2010 and December 31, 2009, and the results of its operations and its cash flows for the period from January 1, 2010 to April 14, 2010 and for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 17 of the financial statements, the PT Alam Lestai Kencana has restated its balance sheet as of December 31, 2009 and its related statements of operations, shareholders’ equity and cash flows for year ended December 31, 2009.

Minneapolis, Minnesota
Month Day, Year

TOP YIELD HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEET

	Restated (Successor) December 31,	(Predecessor) April 14,	Restated (Predecessor) December 31,
	2010	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$2,012,642	$564,139	$58,820
Accounts receivable, net	5,115,899	810,661	1,529,463
Inventories	2,665,069	2,360,257	1,205,469
Other current assets	232,951	1,153,967	26,505
Total current assets	10,026,561	4,889,024	2,820,257
Property, plant and equipment, net	3,704,542	974,126	935,913
Intangibles, net	7,596,110	58,635	61,357
Goodwill	1,678,643	-	-
Total assets	$23,005,856	$5,921,785	$3,817,527
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$113,854	$3,179,165	$2,001,522
Income taxes paya0ble	123,227	191,357	15,733
Due to related parties	4,938,264	2,332,949	2,253,976
Other current liabilities	925,423	122,245	-
Total current liabilities	6,100,768	5,825,716	4,271,231
Other noncurrent liabilities	253,860	14,712	10,536
Total liabilities	6,354,628	5,840,428	4,281,767
Commitments and contingencies (Note 17)
Shareholders' equity:	100	-	-
Common stock
Successor: $1.00 par value; 50,000 shares authorized, 100 shares issued and outstanding as of December 31, 2010
Predecessor: 25,000 shares authorized, 10,000 shares issued and outstanding as of April 14, 2010 and December 31, 2009
Additional paid-in capital	11,956,800	273,093	273,093
Accumulated other comprehensive income (loss)	146,352	(80,384)	(83,479)
Retained earnings (deficit)	4,234,001	(111,352)	(653,854)
Top Yield shareholders' equity (deficit)	16,337,253	81,357	(464,240)
Non controlling interest	313,975	-	-
Total shareholders' equity (deficit)	16,651,228	81,357	(464,240)
Total liabilities and shareholders' equity	$23,005,856	$5,921,785	$3,817,527

The accompanying notes are an integral part to these consolidated financial statements.

TOP YIELD HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Restated (Successor) January 10, 2010 to December 31,	(Predecessor) January 1, 2010 to April 14,	Restated (Predecessor) Fiscal Year Ended December 31,
	2010	2010	2009
Sales	$26,657,109	$7,673,869	$12,691,478
Cost of sales and expenses
Costs applicable to sales	18,638,904	6,257,140	14,822,460
Selling, general and administrative	4,628,223	1,184,277	1,182,389
Total operating expenses	23,267,127	7,441,417	16,004,849
Income (loss) from operations	3,389,982	232,452	(3,313,371)
Other income (expense)
Other income, net	95,697	490,884	2,675,157
Income (loss) before provision for income taxes	3,485,679	723,336	(638,213)
Provision (benefit) for income taxes	(180,697)	180,834	(4,151)
Net income (loss)	3,666,376	542,502	(634,062)
Net loss attributable to non-controlling interest	(567,625)	-	-
Net income (loss) attributable to Top Yield shareholders	$4,234,001	$542,502	$(634,062)
Net income (loss) per share:
Basic and Diluted	$42,340	$54	$(63)
Weighted-average shares outstanding:
Basic and Diluted	100	10,000	10,000

The accompanying notes are an integral part to these consolidated financial statements.

TOP YIELD HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

					Restated
			Restated		Accumulated	Restated	Restated
	Restated		Additional	Restated	Other	Non-	Total
	Common Stock		Paid-in	Retained	Comprehensive	Controlling	Shareholders'
	Shares	Amount	Capital	Earnings	Income/(Loss)	Interest	Equity
(Predecessor)
Balance, December 31, 2008	10,000	$-	$273,093	$(19,792)	$-	$-	$253,301
Foreign currency translation adjustment	-	-	-	-	(83,479)	-	(83,479)
Net loss	-	-	-	(634,062)	-	-	(634,062)
Balance, December 31, 2009	10,000	$-	$273,093	$(653,854)	$(83,479)	$-	$(464,240)
Foreign currency translation adjustment					3,096		3,096
Net income				542,502			542,502
Balance, April 14, 2010	10,000	$-	$273,093	$(111,352)	$(80,384)	$-	$81,357

(Successor)
Balance, January 10, 2010	-	-	-	-	-	-	-
Capital contribution	100	100	-	-	-	-	100
Acquisitions or contributed capital by shareholder	-	-	11,956,800	-	-	881,600	12,838,400
Foreign currency translation adjustment	-	-	-	-	146,352	-	146,352
Net income (loss)	-	-	-	4,234,001	-	(567,625)	3,666,376
Balance, December 31, 2010	100	$100	$11,956,800	$4,234,001	$146,352	$313,975	$16,651,228

The accompanying notes are an integral part to these consolidated financial statements.

TOP YIELD HOLDINGS, LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Restated (Successor) January 10, 2010 to December 31,	(Predecessor) January 1, 2010 to April 14,	Restated (Predecessor) Fiscal Year Ended December 31,
	2010	2010	2009
Cash flows from operating activities:
Net income (loss)	$3,666,376	$542,502	$(634,062)
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation	328,736	54,040	1,298
Amortization of other intangibles	176,898	4,820	17,169
Deferred income tax expense	-	-	8,929
Changes in assets and liabilities, net of amounts
acquired:
Accounts receivable	(3,508,850)	758,839	(1,383,882)
Inventories	(249,660)	(1,090,769)	(1,090,726)
Other current assets	927,984	(1,105,269)	(23,983)
Other assets	(70,583)	-	-
Accounts payable	(3,128,861)	1,172,758	1,733,133
Income taxes payable	119,323	171,761	14,235
Other current liabilities	594,440	32,479	77,874
Due to related parties	-	-	216,426
Other noncurrent liabilities	223,768	3,727	9,533
Net cash (used in) provided by operating activities	(920,428)	544,888	(1,054,054)
Cash flows from investing activities:
Additions to equipment and improvements	(115,824)	(60,437)	(109,095)
Cash from acquisitions	1,566,905	-	-
Net cash provided by (used in) investing activities	1,451,081	(60,437)	(109,095)
Cash flows from financing activities:
Due to related parties	1,416,557	1,701	1,225,299
Net cash provided by financing activities	1,416,557	1,701	1,225,299
Effect of exchange rate changes on cash and cash equivalents	65,432	19,168	(3,329)
Net increase in cash and cash equivalents	2,012,642	505,319	58,820
Cash and cash equivalents at beginning of period	-	58,820	-
Cash and cash equivalents at end of period	$2,012,642	$564,139	$58,820

	Restated (Successor) January 10, 2010 to December 31,	(Predecessor) January 1, 2010 to April 14,	Restated (Predecessor) Fiscal Year Ended December 31,
	2010	2010	2009
Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes, net of refunds	$1,138	$-	$-
Cash paid during the period for interest	$-	$-	$-
Non-cash investing activities:
Effective February 2010, the Company acquired
EC in a transaction summarized as follows:
Fair value of assets acquired	$3,701,508	$-	$-
Negative goodwill	(182,475)	-	-
Cash paid	(1)	-	-
Shareholder contributed capital	(3,465,000)	-	-
Liabilities assumed	$54,032	$-	$-
Effective April 2010, the Company acquired
PT ALK in a transaction summarized as follows:
Fair value of assets acquired	$7,600,428	$-	$-
Shareholder contributed capital	(880,000)	-	-
Non controlling interest	(880,000)	-	-
Liabilities assumed	$5,840,428	$-	$-
Effective April 2010, the Company acquired
PT AP in a transaction summarized as follows:
Historical cost of assets acquired	$10,668,436	$-	$-
Cash paid	-	-	-
Shareholder contributed capital	(7,500,000)	-	-
Liabilities assumed	$3,168,436	$-	$-

The accompanying notes are an integral part to these consolidated financial statements.

TOP YIELD HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2010 and 2009

1. Organization of Business

Description of Business

Top Yield Holdings Limited was incorporated in the British Virgin Islands (BVI) on January 10, 2010. From the date of incorporation until the date of the reverse merger discussed in Note 19, Top Yield was owned 100% by Dynamic Event Limited, a British Virgin Island company. Dynamic Event is owned equally by Mr. David Supardi and Mr. Ape Tjandra. In September 2009, Mr. David Supardi and Mr. Ape Tjandra entered into a nonbinding agreement to acquire PT Aega Prima (PT AP) and PT Alam Lestai Kencana (PT ALK) and other companies that they deemed required for the future of the company. Through a series of transactions throughout fiscal year 2010, Top Yield acquired or gained control through contributions by Mr. David Supardi and Mr. Ape Tjandra, Europe-China Union Holding Limited (EC), PT Havilah Abadi Sejahtera (PT HAS), PT AP and PT ALK. Prior to these acquisitions, Top Yield had minimal business activities.

The financial statements present Top Yield as the successor entity and include the financial position as of December 31, 2010 and Statement of Operations, Statement of Shareholders’ Equity and Statement of Cash Flows from date of inception, January 10, 2010 through December 31, 2010. PT ALK is considered the predecessor entity as PT ALK most resembles the operating results of Top Yield. PT ALK operates a tin smelting facility and sells tin ingots. The predecessor financial statements are for the fiscal year ended December 31, 2009 and the stub period from January 1, 2010 through the date of acquisition, April 14, 2010.

Top Yield Holdings Limited (including our subsidiaries, referred to collectively in this Report as “Top Yield”, “we”, “our” and “us”) is a vertically integrated mining company engaged in the business of the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia.

Acquisitions(see Note 5)

On February 10, 2010, Top Yield acquired 100% of outstanding shares of EC, a BVI company. EC is in the business of trading tin sand/ores whereby EC contracts with third party mining companies to extract tin sand from the concessions owned by PT AP and sells the tin sand/ores to PT ALK. EC’s revenue subsequent to April 14, 2010 is eliminated in consolidation due to the acquisitions of PT AP and PT ALK.

On March 22, 2010 and April 14, 2010, Mrs. Aurelia Supardi (the spouse of Mr. David Supardi) contributed 20% and 79%, respectively, of her ownership of PT HAS to Top Yield for no consideration. The contribution of PT HAS by Mrs. Supardi was accounted for by Top Yield based on PT HAS’s historical cost basis. Prior to the contribution of 50% ownership of PT AP by Mr. David Supardi and the acquisition of 50% ownership of PT ALK as discussed below, PT HAS was a shell company with no operations.

On December 22, 2009, Mr. David Supardi, purchased 20% of PT AP, a tin exploration and mining company and contributed his ownership to PT HAS on December 22, 2009. On February 10, 2010, Mr. David Supardi purchased an incremental 40% of PT AP and contributed 75% of this purchase to PT HAS, resulting in total ownership of 50% of PT AP by PT HAS. On April 8, 2010, Mr. Ape Tjandra purchased 40% of PT AP. On September 18, 2010, Mr. Supardi exchanged his remaining 10% ownership of PT AP to Mr. Ape Tjandra for ownership in another tin exploration company. On February 10, 2011, Mr. Ape Tjandra contributed 30% ownership of PT AP to PT HAS and 20% ownership of PT AP to PT Mulia Andalan Persada (PT MAP), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra. PT AP is consolidated with PT HAS and Top Yield as of April 14, 2010, as majority ownership of PT AP was directly or indirectly owned through Mr. Supardi and related entities. The contribution of PT AP to PT HAS was accounted for under using Mr. Supardi’s historical cost basis. PT AP sells 100% of the tin sand that is mined from its concessions directly or indirectly to PT ALK. All intercompany revenue is eliminated in consolidation.

On April 14 2010, PT HAS and PT Havilah Sukses Bersama (PT HSB), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra entered into an agreement to acquire 100% of PT ALK with each entity owning 50% of PT ALK. On that date, PT HAS accounted for the transaction as a business combination as it controlled a majority of PT ALK directly or indirectly through Mr. Supardi and his related entities. Top Yield was deemed to have financial control as of April 14, 2010 of PT ALK, as PT HAS and PT HSB are related through common ownership. PT ALK is consolidated with PT HAS and Top Yield as of April 14, 2010.

2. Summary of Significant Accounting Policies

Principles of Consolidation. The Consolidated Financial Statements include the accounts of Top Yield and companies in which Top Yield has a controlling interest. Intercompany transactions have been eliminated.

Business Segments. We have prepared operating segment information in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, or ASC 280, which requires that companies disclose “operating segments” based on the manner in which management disaggregates the Company’s operations for making internal operating decisions. We operate as one segment to the chief operating decision maker as our one product consists of tin ingot sales and we operate in one geography.

Basis of Presentation. The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses, and the related disclosures of contingent liabilities in the consolidated financial statements and accompanying notes. Estimates are utilized for, but not limited to, environmental rehabilitation cost, income taxes, valuation of acquired goodwill and intangible assets, and the depreciable lives of fixed assets. Actual results could differ materially from those estimates and assumptions.

Foreign Currency. Our reporting currency is the United States dollar. The functional currency for most of our international operations is the local currency, the Indonesian Rupiah. Assets and liabilities denominated in foreign currencies are translated using the exchange rates on the balance sheet dates. Revenues and expenses are translated using the average exchange rates prevailing during the year. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income (loss) within shareholders’ equity in the consolidated balance sheets. Foreign currency transaction gains and losses are reported in other income (expense), net in the consolidated statements of income.

Fair Value of Financial Instruments. The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and amounts due to related parties, approximate fair value due to their generally short-term maturities. See Note 4 "Fair Value Measurements."

Cash and Cash Equivalents. Cash and cash equivalents generally consist of cash and money market funds.

Accounts Receivable and Allowance for Doubtful Accounts. The majority of our receivables are from sales to customers in Singapore and Thailand. We review the credit worthiness of our customers and require some of our customers to provide a deposit in advance of shipment. Invoices are generally due 30 days after presentation. An allowance for doubtful accounts is provided based on a review of the status of the individual receivable accounts at the end of the year. Receivables are written off once all collection efforts have failed. We did not record an allowance for doubtful accounts as of December 31, 2010, April 14, 2010 and December 31, 2009.

Inventories. Inventories are stated at the lower of cost and net realizable value. Absorption costing is used in the mining operations to assign costs to tin inventories using the weighted average cost method which includes both variable and fixed overhead cost components. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Property, Plant and Equipment and Depreciation. Property, plant and equipment are carried at cost. Maintenance and repairs costs are charged to operations as incurred. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Plant and equipment used in mining are depreciated using the straight line method based on the estimated useful lives of the assets. Changes in estimated ore reserves and resources and the useful lives of plant and equipment are accounted for on a prospective basis from the beginning of the year in which the change arises.

Useful lives generally have the following ranges:

● ● ● ●	Building Machinery and production equipment Ship Office equipment and furniture	20 years 4 years 16 years 4 years
●	Leasehold improvements	lesser of lease term or estimated useful life of asset

The residual values, useful life and depreciation method are reviewed at least annually to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of property, plant and equipment.

Intangible Assets. Intangible assets consist of mineral rights. The Company’s amortization policy for intangible assets is based on the principles in FASB ASC Topic 350-30, Intangibles — Goodwill and Other, General Intangibles Other than Goodwill, or ASC 350-30, which requires that the amortization of intangible assets reflect the pattern that the economic benefits of the intangible assets are consumed.

Exploration and Development Costs. Exploration and development costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs are amortized using the straight line method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to income. During the periods ended December 31, 2010, April 14, 2010 and December 31, 2009, we incurred $485,635, $0 and $0, respectively, of exploration and development costs. During the periods presented we have capitalized no exploration and development costs.

Mining Rights. Intangible assets related to mining rights arose in connection with the acquisition of PT ALK and PT AP, which are stated net of accumulated amortization. The mining rights acquired as part of PT AP’s acquisition is amortized over their remaining estimated useful life of 35 years, based on management’s estimate of how long we will be mining in the related concessions and on review of local mining laws and regulations. The mining rights acquired as part of PT ALKs purchase are amortized over their remaining estimated useful life of 5 years.

Goodwill. Goodwill is related to PT ALK acquisition, which closed on April 14, 2010 (see Note 5). In accordance with FASB ASC Topic 350-20, Intangibles — Goodwill and Other, Goodwill, or ASC 350-20, we test goodwill for impairment annually at the end of its fourth quarter, referred to as the annual test date.

Impairment of Goodwill and Other Long-Lived Assets. We test goodwill for impairment at the reporting unit level (operating segment or one level below an operating segment) on an annual basis in the fourth quarter or more frequently if we believe indicators of impairment exist. The performance of the test involves a two-step process. The first step of the impairment test involves comparing the fair values of the applicable reporting units with their aggregate carrying values, including goodwill. We generally determine the fair value of our reporting units using the income approach methodology of valuation that includes the discounted cash flow method as well as other generally accepted valuation methodologies. If the carrying amount of a reporting unit exceeds the reporting unit’s fair value, we perform the second step of the goodwill impairment test to determine the amount of impairment loss. The second step of the goodwill impairment test involves comparing the implied fair value of the affected reporting unit’s goodwill with the carrying value of that goodwill. An impairment loss would generally be recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit. During the period ending December 31, 2010, we our goodwill was not impaired.

We test for the impairment of long-lived assets, including other purchased intangible assets, when indicators of impairment, such as reductions in demand or significant economic slowdowns, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets. No impairment was recognized during the periods presented.

Provision for Environmental Rehabilitation. Expenditures relating to environmental rehabilitation programs undertaken during mining operations are charged to production expenses as incurred. Significant restoration, rehabilitation and environmental expenditure to be incurred subsequent to the cessation of production of each mine property is provided based on the present value of the estimated expenditure to be incurred.

Financial Obligations to Holders of Mining Rights. As holders of mining rights, we accrue for dead rent and royalties. Dead rent is an annual charge based on the number of hectares in the mining area and is included in costs applicable to sales. Royalties are payable quarterly to the Indonesian government based on the actual volume of production and are included in selling, general and administrative expenses.

Derivative Financial Instrument. We use derivative instruments to manage exposures to commodity prices. For derivatives designated as fair value hedges, US GAAP requires the measurement of the hedge’s effectiveness by formally assessing, at least quarterly, the historical high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. For derivatives designated as cash flow hedges, US GAAP requires the measurement of the hedge’s effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in sales or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative are recorded in other income or expense. In addition, U.S. GAAP requires formal documentation of the relationships between hedging instruments and the respective hedged items, as well as its risk management objectives for hedge transactions.

If no hedging relationship is designated, the derivative is marked to market through earnings. For periods ending December 31, 2010, April 14, 2010 and December 31, 2009, our derivatives instruments did not qualify for hedge accounting and as such, changes in the fair value of the derivatives instruments were reported in current period earnings as we did not complete the required measurements for hedge effectiveness nor did we maintain formal documentation of our hedging relationships.

Revenue Recognition. We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectability is reasonably assured. We recognize revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. Revenue from product sales are recognized on a gross basis as the indicators for recording revenue on a gross basis are persuasive.

Shipping Costs. Shipping costs are included in costs applicable to sales expenses. During the periods ended December 31, 2010, April 14, 2010 and December 31, 2009, shipping cost totaled $1,067,342, $287,891 and $445,859, respectively.

Income Taxes. We utilize the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. We recognize potential accrued interest and penalties related to unrecognized tax benefits within the consolidated statements of income as income tax expense.

Other Comprehensive Income and Loss. Comprehensive income and loss includes all changes in shareholders’ equity during a period except those resulting from investments by owners and distributions to owners. The components of accumulated other comprehensive loss, net of income tax, consist of foreign currency translation adjustments. Comprehensive income (loss) for the periods ended December 31, 2010, April 14, 2010 and for the year ended December 31, 2009 was $3,812,728, $545,598, $(717,542) respectively.

Earnings per Share. Pursuant to FASB ASC Topic 260, Earnings Per Share, or ASC 260, we provide the dual presentation of “basic” and “diluted” earnings per share (“EPS”).

Basic EPS excludes dilution from common stock equivalents and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from common stock equivalents and is based on the assumption that the Company’s outstanding options are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. We did not compute diluted earnings per share since there are no dilutive potential shares.

New Accounting Standards.

Variable Interest Entities. In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a VIE. This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Adoption of the updated guidance, effective for the Company’s fiscal year beginning January 1, 2010, had no impact our consolidated financial position, results of operations or cash flows.

Fair Value Accounting. In January 2010, ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the our fiscal year beginning January 1, 2010. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Business Combination. In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for our fiscal year beginning January 1, 2011. We are evaluating the potential impact of adopting this guidance on our consolidated financial position, results of operations and cash flows.

Fair Value Accounting. In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the level 3 reconciliation. The updated guidance is effective for our fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of cash and money market funds. The money market fund in which we hold a portion of our cash invests in only investment grade money market instruments from a variety of industries, and therefore bears relatively low market risk. The average maturity of the investments owned by the money market fund is approximately two months.

4. Fair Value Measurements

The Company applies ASC 820 with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value and (b) all financial assets and liabilities. As defined by ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company estimates fair value utilizing market data or assumptions that market participants would use in pricing the asset or liability in a current transaction, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company’s financial instruments, other than those presented in the disclosures below, include accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments. ASC 820 prioritizes the inputs used in measuring fair value into the following hierarchy (with Level 1 as the highest priority):

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than those included in Level 1 (for example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets); and

Level 3	Unobservable inputs reflecting management’s own assumptions about the inputs used in estimating the value of the asset.

Recurring Fair Value Measurements

The fair value hierarchy requires the use of observable market data when available. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following tables sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at December 31, 2010, April 14, 2010 and December 31, 2009:

		Restated (Successor)
	Balance at January 10, 2010 to December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
ASSETS
Cash and cash equivalents	$2,012,642	$2,012,642	$-	$-

		(Predecessor)
	Balance at April 14, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
ASSETS
Cash and cash equivalents	$564,139	$564,139	$-	$-

		(Predecessor)
	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
ASSETS
Cash and cash equivalents	$58,821	$58,821	$-	$-

Non-Recurring Fair Value Measurements

The Company has certain assets, including equipment and improvements, goodwill and other intangible assets, which are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. The categorization of the framework used to measure fair value of the assets is considered Level 3 due to the subjective nature of the unobservable inputs used. During the periods ended December 31, 2010, April 14, 2010 and December 31, 2009, there were no adjustments to fair value of such assets.

Fair Value of Financial Instruments

The estimated fair value of financial instruments is determined using the best available market information and appropriate valuation methodologies. However, considerable judgment is necessary in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange, or the value that ultimately will be realized upon maturity or disposition. The use of different market assumptions may have a material effect on the estimated fair value amounts. The Company’s financial instruments, other than those presented in the disclosures above, include cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments.

Interest income related to cash and cash equivalents and marketable securities for periods ended December 31, 2010, April 14, 2010 and December 31, 2009 was $2,690, $93 and $6,707, respectively.

5. Business Combinations

During 2010 we acquired EC, PT AP and PT ALK. We acquired these entities in order to build a fully integrated tin mining and tin ingot sales company. Each of these three entities played a key role in fulfilling this objective with EC providing tin sand trading and mining capabilities, PT AP providing tin concessions in order to mine tin sands and tin mining capabilities and finally PT ALK providing tin smelting and ingot production facilities and tin ingot sales.

Acquisition- Europe-China Commercial Union Holding Limited

On February 10, 2010, we entered into a Shares Sales and Purchase Agreement with Mr. Denny Tio, owner of EC to acquire 100% of the outstanding shares of EC for $1. On the same date, we executed a Declaration Letter with Mr. Tio whereby a $3,465,000 loan that was owed to Mr. David Supardi was forgiven. The debt forgiveness was considered consideration paid to Denny Tio for EC and recorded as contributed capital by Mr. David Supardi.

We accounted for the EC acquisition as a purchase business combination as defined in FASB ASC Topic 805, Business Combinations, or ASC 805. Under the acquisition method of accounting, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair value. The purchase price totaled $3,465,001 and the following table summarized the allocation of the purchase price.

The total purchase price for EC is summarized as follows:

EC
Cash paid	$1
Contributed capital by shareholder	3,465,000
Total purchase price	$3,465,001

The following table summarizes the final allocation of the EC purchase price:

EC
Fair value of the net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	$1,002,815
Current assets (including accounts receivable of $560,143)	2,698,693
Equipment and improvements and other long-term assets	-
Accounts payable and accrued liabilities	(54,032)
Total tangible assets acquired and liabilities assumed	3,647,476
Fair value of identifiable intangible assets acquired:
Negative goodwill	(182,475)

Total purchase price	$3,465,001

EC’s purchase resulted in a negative goodwill of $182,475, which was recorded in other income in the statement of operations. ASC 805-30-30-4 define a bargain purchase as a business combination in which (a) the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed in the combination, measured and recognized exceeds (b) the total acquisition-date value of the acquiree. ASC 805-30-25-4 requires the acquirer to reassess whether it had identified all assets acquired and liabilities assumed and its measurement procedures before recognizing a gain on a bargain purchase. A bargain purchase gain was attributed to the acquirer, Top Yield. We reassessed the assets acquired and liabilities assumed and concluded that the bargain purchase outcome was reasonable given the circumstances surrounding the sale of EC by Denny Tio.

EC contributed net sales of $278,489 and net income of $5,535,829 to Top Yield for the period from February 10, 2010 to December 31, 2010. Sales from April 14, 2010 through December 31, 2010 were eliminated on consolidation and are not included in the aftermentioned net sales.

Acquisition- PT Havilah Abadi Sejahtera

On March 22, 2010 and April 14, 2010, Mrs. Aurelia Supardi (the spouse of Mr. David Supardi) contributed 20% and 79%, respectively, of her ownership of PT HAS to Top Yield for no consideration. Prior to the contribution of 50% ownership of PT AP by Mr. David Supardi and the acquisition of 50% ownership of PT ALK as discussed below, PT HAS was a shell company with no operations. The following provides information of how PT HAS’s and Top Yield accounted for PT AP and PT ALK.

Contribution of - PT Aega Prima

On December 22, 2009, Mr. David Supardi, purchased 20% of PT AP, a tin exploration and mining company and contributed his ownership to PT HAS on December 22, 2009. On February 10, 2010, Mr. David Supardi purchased an incremental 40% of PT AP and contributed 75% of this purchase to PT HAS, resulting in total ownership of 50% of PT AP by PT HAS. On April 8, 2010, Mr. Ape Tjandra purchased 40% of PT AP. On September 18, 2010, Mr. Supardi exchanged his remaining 10% ownership of PT AP to Mr. Ape Tjandra for partial ownership in another tin exploration company. On February 10, 2011, Mr. Ape Tjandra contributed 30% ownership of PT AP to PT HAS and 20% ownership of PT AP to PT Mulia Andalan Persada (PT MAP), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra. PT AP is consolidated with PT HAS and Top Yield as of April 14, 2010, as majority ownership of PT AP was directly or indirectly owned through Mr. Supardi and related entities. PT AP sells 100% of the tin sand that is mined from its concessions directly or indirectly to PT ALK. All intercompany revenue is eliminated in consolidation.

Non-controlling interest will be recorded related to the 50% ownership by HSB in PT AP’s statement of operations and balance sheet. Since PT AP was contributed to PT HAS from its controlling shareholder, those assets were recorded at historical cost. The following table summarizes the consideration transferred by Mr. David Supardi and the historical cost of the of assets received and liabilities assumed as of April 14, 2010. As this a transaction in which control of PT AP was gained through a contribution by PT HAS’s shareholder, we have not recorded a balance for noncontrolling interest.

AP
Historical cost of PT AP	$7,500,000

AP
Net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	$-
Current assets	-
Equipment and improvements and other long-term assets	2,826,603
Accounts payable and accrued liabilities	(3,168,436)
Total tangible assets acquired and liabilities assumed	(341,833)
Identifiable intangible assets acquired:
Mining rights	7,841,833
Total identifiable intangible assets acquired	$7,500,000

The above transaction resulted in mining rights of $7,841,833 which represents the premium paid for PT AP.

AP contributed no sales as its sales were eliminated in consolidation and losses of $84,398 to Top Yield for the period from April 14, 2010 to December 31, 2010.

Acquisition- PT Alam Lestari Kencana

On April 7, 2010, PT HAS and PT Havilah Sukses Bersama (PT HSB), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra entered into an agreement to acquire 100% of PT ALK with each entity owning 50% of PT ALK. On that date, PT HAS accounted for the transaction as a business combination as it controlled a majority of PT ALK directly or indirectly through Mr. Supardi and his related entities. Top Yield was deemed to have financial control as of April 14, 2010 of PT ALK, as PT HAS and PT HSB are related through common ownership. PT ALK is consolidated with PT HAS and Top Yield as of April 14, 2010.

PT HAS accounted for the PT ALK acquisition as a purchase business combination as defined in FASB ASC Topic 805, Business Combinations, or ASC 805. Under the acquisition method of accounting, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair value. As result of the contribution of PT HAS to Top Yield, we accounted for the acquisition of PT ALK in the same manner as PT HAS accounted for the acquisition which is summarized below. The purchase price totaled $1,760,000 and was paid equally by PT HAS and PT HSB. On the date of acquisition, Mr. David Supardi contributed $880,000 to PT HAS to fund this purchase. The following table summarized the allocation of the purchase price. The purchase price was allocated proportional between controlling and noncontrolling interest because there was no control premium for the controlling interest as PT HAS and PT HSB share common ownership. Non-controlling interest will be recorded related to the 50% ownership by HSB in PT ALK’s statement of operations and balance sheet.

The total purchase price for PT ALK is summarized as follows:

ALK
Cash paid	$-
Contributed capital by shareholder	880,000
Total purchase price	$880,000
Fair value of controlling interest	$880,000
Fair value of non-controlling interest	$880,000

The following table summarizes the final allocation of the PT ALK purchase price:

ALK
Fair value of the net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	$564,139
Current assets	4,324,885
Equipment and improvements and other long-term assets	1,032,761
Accounts payable and accrued liabilities	(3,507,479)
Current liabilities, including long-term debt due within one year	(2,332,949)
Total tangible assets acquired and liabilities assumed	81,357
Fair value of identifiable intangible assets acquired:
Goodwill	1,678,643
Total identifiable intangible assets acquired	1,678,643
Total purchase price	$1,760,000

ALK contributed net sales of $26,378,620 and losses of $966,454 to Top Yield for the period from April 14, 2010 to December 31, 2010.

Proforma Results of Acquisitions

The following unaudited condensed proforma financial information is presented as if the EC, PT AP, and PT ALK acquisitions had been consummated as of January 1, 2010 for the proforma year ended December 31, 2010. This proforma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each period, nor does it purport to represent the results of future operations.

We estimate that revenues and net loss, on a proforma basis, for the period ended December 31, 2010, would have been $34,215,266 and $(412,445), respectively.

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Top Yield to reflect the additional depreciation and amortisation that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets had been applied from January 1, 2010, together with the consequential tax effects. In addition, the sales amount above include the elimination of revenue of transactions occurring between EC, PT AP, and PT ALK.

6. Goodwill

In accordance with ASC 350-20, the Company does not amortize goodwill as the goodwill has been determined to have an indefinite useful life.

Goodwill consists of the following:

	Restated Balance at January 10, 2010	Additions	Restated Balance at December 31, 2010

PT Alam Lestari Kencana	$-	1,678,643	$1,678,643
Total goodwill	$-	1,678,643	$1,678,643

7. Mining and Export Licenses

The Company’s on shore and off shore mining licenses, and export license with determinable lives are summarized as follows. The offshore mining licenses have an estimated life of 35 years, the onshore mining licenses have an estimated life of 5 years and the export license has an estimated life of 3 years.

	Restated (Successor) December 31, 2010
	Mining Licenses	Export License	Total
Gross carrying amount	$7,766,654	$10,127	$7,776,781
Amortization expense	(175,012)	(5,659)	(180,671)
Net intangible assets	$7,591,642	$4,468	$7,596,110
Aggregate amortization expense during the period	$175,012	$5,659	$180,671

		(Predecessor) April 14, 2010
	Mining Licenses	Export License	Total
Gross carrying amount	$56,366	$18,553	$74,918
Accumulated amortization	(15,153)	(8,426)	(23,578)
Foreign currency translation	5,486	1,809	7,295
Net intangible assets	$46,699	$11,936	$58,635
Aggregate amortization expense during the period	$4,563	$1,847	$6,410

	Restated (Predecessor) December 31, 2009
	Mining Licenses	Exp ort License	Total
Gross carrying amount	$56,366	$18,553	$74,918
Accumulated amortization	(10,590)	(6,579)	(17,169)
Foreign currency translation	2,859	748	3,607
Net intangible assets	$48,635	$12,722	$61,357
Aggregate amortization expense during the y ear	$10,590	$6,579	$17,169

Future amortization of the intangible assets is summarized as follows:

For the year ended December 31,
2011	$240,844
2012	233,153
2013	233,153
2014	220,772
2015	220,772
2016 and beyond	6,447,416
Total	$7,596,110

8. Composition of Certain Financial Statement Captions

Inventories are summarized as follows:	Restated (Successor)	(Predecessor)	Restated (Predecessor)
	December 31, 2010	April 14, 2010	December 31, 2009
Tin sand/slag	$1,694,136	$2,360,257	$850,878
Tin ingots	970,933	-	354,590
Inventories	$2,665,069	$2,360,257	$1,205,468

Property , plant and equipment are summarized as follows:

	Restated December 31, 2010	April 14, 2010	Restated December 31, 2009
S hip	$2,863,688	$-	$-
Machinery	659,175	818,845	779,667
Building and Land	494,480	400,667	338,973
Motor Vehicles	27,540	28,003	27,037
Office equipment	11,612	8,712	7,756
	4,056,495	1,256,227	1,153,433
Accumulated depreciation and amortization	(351,953)	(282,101)	(217,520)
Property, plant and equipment, net	$3,704,542	974,126$	$935,913

9. Environmental Rehabilitation Cost

Our exploration and mining activities are subject to various laws and regulations governing the protection of the environment. We believe our operations are in compliance with applicable laws and regulations in all material respects. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future environmental rehabilitation costs are based principally on legal and regulatory requirements. At December 31, 2010, $134,758 was accrued for environmental rehabilitation obligations.

Balance January 10, 2010	$-
Additions, changes in estimates and other	134,758
Liabilities settled	-
Balance December 31, 2010	$134,758

10. Derivatives

Due to our exposure to risks of changes in tin prices, we enter into forward contracts to reduce volatility in the price of this commodity. The forward contracts are held for purposes other than trading.

As our forward contracts settle the last day of each month, there are no outstanding derivative contracts as of December 31, 2010 and 2009. For periods ending December 31, 2010, April 14, 2010 and December 31, 2009, our forward contracts did not qualify for hedge accounting and as such, changes in the fair value of the derivatives instruments were reported in current period earnings. The following table represents the gains or losses during period ended December 31, 2010, April 14, 2010 and December 31, 2009.

	Restated (Successor) Amount of gain/(loss) in earnings	(Predecessor) Amount of gain/(loss) in earnings	Restated (Predecessor) Amount of gain/(loss) in earnings
	December 31, 2010	April 14, 2010	December 31, 2009
Tin forward contract	$(3,190,142)	$(172,552)	$(2,521,820)
Tin forward contract	3,190,142	-	-
Total	$-	$(172,552)	$(2,521,820)

11. Employee Benefit Plans

We provide post employee benefits covering our permanent employees in foreign locations, subject to various laws and regulations. Benefits are generally based on years of service and the employee’s average annual compensation. Our benefit plan is currently not funded but exist as general corporate obligations. The following table provide a reconciliation of changes in the plans’ benefit obligations fair values as of December 31, 2010, April 14, 2010 and December 31, 2009:

	Restated (Successor) December 31,	(Predecessor) April 14,	Restated (Predecessor) December 31,
	2010	2010	2009
Benefit obligation at the beginning of the period	$13,195	$9,534	$-
Current period cost	118,188	3,727	9,534
Benefit payment	-	-	-
Company contribution	-	-	-
Foreign currency exchange	3,091	1,451	-
Projected benefit obligation at the end of the period	$134,474	$14,712	$9,534
Service cost	$116,524	3,433	$9,534
Interest cost	1,665	294	-
Amortization, net	-	-	-
	$118,189	$3,727	$9,534
Discount rate	11.0%	11.0%	9.5%
Rate of compensation increase	7.0%	7.0%	7.0%

12. Income Tax

The components of net income (loss) before income taxes were as follows:

	Restated (Successor) December 31, 2010	(Predecessor) April 14, 2010	Restated (Predecessor) December 31, 2009
Indonesia	$(2,172,095)	$542,502	$(634,062)
International	5,657,774
Total	$3,485,679	$542,502	$(634,062)

The provision (benefit) for income taxes on income (loss) from continuing operations consisted of the following:

	Restated (Successor)	(Predecessor)	Restated (Predecessor)
	December 31, 2010	April 14, 2010	December 31, 2009
Current	$(180,697)	$180,834	$(4,151)
Deferred	-	-	-
(Benefit) Provision for income taxes	$(180,697)	$180,834	$(4,151)

A reconciliation of the statutory rate to our effective tax rate for continuing operations was as follows:

	Restated (Successor)	(Predecessor)	Restated (Predecessor)
	December 31, 2010	April 14, 2010	December 31, 2009
Statutory Indonesia tax rate	25.0%	25.0%	(25.0)%
Tax jurisdiction with no income taxes	(41.0)%	-	-
Permanent differences	17.0%	0%	24.3%
Valuation allowance	(6.0)%	-	-
Effective income tax rate	(5.0)%	25.0%	(0.7)%

The components of net deferred tax assets and liabilities were as follows:

	Restated (Successor)	(Predecessor)	Restated (Predecessor)
	December 31, 2010	April 14, 2010	December 31, 2009
Deferred tax assets:
Net operating loss carry forward	$218,175	$-	$8,929
Total deferred tax assets	218,175	-	8,929
Deferred tax liabilities:
Total deferred tax liabilities	-	-	-
Valuation allowance	(218,175)	-	-
Deferred tax assets, net	$-	$-	$8,929

We regularly assess the likelihood that our deferred tax assets will be recovered in the future. A valuation allowance is recorded to the extent we conclude a deferred tax asset is not considered to be more-likely-than-not to be realized. We consider all positive and negative evidence related to the realization of the deferred tax assets in assessing the need for a valuation allowance. If we determine we will not realize all or part of our deferred tax assets, an adjustment to the deferred tax asset will be charged to earnings in the period such determination is made.

We have concluded that it is was more-likely-than-not that our deferred tax assets would be fully realized for certain operations in Indonesia. Therefore, during 2010, we recorded a charge to establish a valuation allowance of $218,175 related to those deferred tax assets. The valuation allowance charge is included in income tax provision on our Consolidated Statement of Income. Our accounting for deferred tax consequences represents our best estimate of future events. A valuation allowance established or revised as a result of our assessment is recorded through income tax provision (benefit) in our Consolidated Statements of Operations. Changes in our current estimates due to unanticipated events, or other factors, could have a material effect on our financial condition and results of operations.

Indonesian income tax operating loss carry forwards totaling $(872,700) will expire 2015.

Our income tax returns are subject to review by Indonesian taxing authorities. As such, we record accruals for items that we believe may be challenged by these taxing authorities. The threshold for recognizing the benefit of a tax return position in the financial statements is that the position must be more-likely-than-not to be sustained by the taxing authorities based solely on the technical merits of the position. If the recognition threshold is met, the tax benefit is measured and recognized as the largest amount of tax benefit that, in our judgment, is greater than 50 percent likely to be realized.

We have recorded no unrecognized tax benefits for all periods presented. It is reasonably possible that our unrecognized tax benefits could increase significantly during the next twelve months due to the resolution of certain tax uncertainties; however it is not possible to estimate the potential change at this time.

Our Indonesian tax returns for 2008 through 2010 remain subject to examination by the Indonesian tax authorities.

13. Net Income Attributable to Non-controlling Interest

The following table summarizes the noncontrolling shareholders’ interests in the equity of our majority-owned consolidated subsidiaries:

December 31, 2010
PT AP	$(84,398)
PT ALK	(483,227)
Total	$(567,625)

14. Related Parties

Details of the related party transactions and balances, are as follows:

a.
As of December 31, 2010, April 14, 2010 and December 31, 2009, we were indebted to the Chairman of the Company for $5,311,318, nil and nil related to advances for working capital purposes and for purchases of EC, AP and ALK. The amount is non-interest bearing, unsecured and due on demand.

b.
As of December 31, 2010, April 14, 2010 and December 31, 2009, we owed $265,778, $1,363,993 and $1,354,198 to a former shareholder of a subsidiary company. The amount due is non-interest bearing, unsecured and due on demand.

c.
We have classified amounts owed by PT AP and EC as related parties on the balance sheet due to the subsequent acquisition of these companies by Top Yield in April 2010. As of April 14, 2010 and December 31, 2009, we owed a net $968,956 and $899,799 to these related party companies.

d.	During the year ended December 31, 2010, we incurred rent expense of $32,223 to a company with a common majority shareholder.

15. Concentration

We generate our revenue from tin ingot sales to a total of five customers in Singapore. Two, four and three customers represented sales over 10% for the period ending December 31, 2010, April 14, 2010 and December 31, 2009, respectively.

Purchases from one vendor represented 11%, nil and 86% of our tin sand purchases for the periods ending December 31, 2010, April 14, 2010 and December 31, 2009, respectively.

Even with our customer concentration, our customers do not have significant pricing power as tin ingots are priced by the London Metal Exchange market and not by individual customers. However, a substantial decrease in sales to any of our largest customers could materially affect our revenues and profitability. Additionally, these customers are not the end-users of our products. If any of these customers’ efforts to market their products which incorporate our product are unsuccessful in the marketplace, our revenues and profitability could be adversely affected.

16. Commitments, Guarantees and Contingencies

Rental Commitments

We lease facilities and offices under irrevocable operating lease agreements expiring at various dates through December 2019. Rent expense related to these leases is recognized on a straight-line basis over the lease terms. Rent expense for the periods ended December 31, 2010, April 14, 2010 and 2009 was $164,518, nil and nil, respectively. Rental commitments under these agreements are as follows:

Year ended December 31,
2011	$173,946
2012	109,961
2013	109,961
2014	109,961
2015	92,516
2016 and beyond	332,753
$929,098

In addition, we sublease an office from a shareholder under an irrevocable operating lease agreement expiring September 2012. Rent expense related to this leases is recognized over the lease term. Rent expense for the period ended December 31, 2010 was $32,223. As of December 31, 2010, rental commitments under this sublease agreement through September 2012 is $243,437.

Commitments and Guarantees

We follow ASC guidance in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Matters

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. We have made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Seasonality

Our mining licenses are located offshore of Bangka Island, Indonesia. Our mining operations are affected by the monsoon season, which occurs from December to March. During this period, we cease mining operations and our sales are negatively impacted as we are unable to mine and process tin ingot for sales for the first and fourth quarters of each year.

Economic and Political Risks

Our operations are conducted in Indonesia, which carry political, economic and legal environmental risks as well exposure to changes in foreign currency rates. Our results may be adversely affected by changes in the political conditions and changes in governmental policies with respect to laws and regulations.

17. Restatement

We restated our consolidated financial statements as December 31, 2010 and December 31, 2009, due to the following:

1.
The PT AP purchase was previously accounted as an equity transaction using the equity method of accounting. Since PT AP is owned by entities under common control, management has concluded that PT AP should be consolidated with PT HAS and non-controlling interest should be recorded. As PT AP was contributed to PT HAS by a common shareholder, PT AP’s assets should be recorded at historical cost. See Note 5.

2.
The PT ALK purchase was previously accounted as an equity transaction using the equity method of accounting. Since PT ALK was acquired by entities under common control, management concluded the purchase should be accounting at fair value under applicable business combination rules. Non-controlling interest should be recorded related to ownership by the related entity. See Note 5.

3.
The EC purchase previously was accounted for at historical cost resulting in a large bargain purchase gain. Management concluded that the purchase should be accounted for at fair value under applicable business combination rules. See Note 5.

4.
The Company previously did not accrue for environmental rehabilitation cost. Since our exploration and mining activities are subject to various laws and regulations governing the protection of the environment, we have reviewed such laws and regulations and have made, and expect to make in the future, expenditures to comply with such laws and regulations. See Note 9.

5.
The previously issued financial statement included errors resulting in an overstatement of revenue and accounts receivable. We corrected the errors and reduced revenue and accounts receivable by the appropriate amounts as of December 31, 2010 and 2009.

6.	As a result of these adjustments, the change to earnings per share is as follows:

	Restated		As Previously Filed
	January 10, 2010 to December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,	Fiscal Year Ended December 31,
	2010	2009	2010	2009
Net income (loss)	$4,234,001	$(634,062)	$5,611,807	$3,178,204
Net income per share: Basic and Diluted	$42,340	$(6,341)	$56,118	$31,782
Weighted-average shares outstanding Basic and Diluted	100	100	100	100

18. Subsequent Events

These financial statements considered subsequent events through Date to Be Determined, the date the financials statements were available to be issued.

Reverse Acquisition Transaction
On August 22, 2011, we entered into an Agreement and Plan of Share Exchange with DE Acquisition 3, Inc, a U.S. company, incorporated in the State of Delaware. As a result of the Exchange Agreement, 100% of our issued and outstanding equity interests were exchanged for 16,705,406 shares of common stock of DE Acquisition 3. As a result of the reverse acquisition transaction, DE Acquisition 3 changed its name to Leviathan Minerals Group, Inc.

Senior Secured Promissory Notes
On August 22, 2011, we also sold in a private placement $5,020,000 of Senior Secured Convertible Promissory Notes (the “Notes”) and issued warrants (“Investor Warrants”) pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with accredited investors. The obligations under the Notes are secured by assets pledged under a security agreement (“Security Agreement”). The Notes will be convertible into shares of Leviathan Mineral Group’s Common Stock.

The Notes bear interest at 10% with a maturity date of February 18, 2013 unless declared due and payable by the investor upon the occurrence of an Event of Default (as defined in the Notes). The amount due under the Notes shall be converted into Common Stock (i) immediately upon the effective date of the listing of the Common Stock on any national securities exchange in the United States or (ii) at the discretion of the investor. The Notes are currently convertible into 1,181,177 shares of Common Stock. The investors in the Notes received an aggregate of 188,282 Investor Warrants to purchase our Common Stock for $4.25 per share for a period of two years from the Effective Date. The warrants contain standard anti-dilution protection and entitle the holders of the Investor Warrants to additional warrants after the occurrence of any Equity Sale, equal to an aggregate of 1% of the number of shares of Common Stock issued in such Equity Sale pro rata in accordance with each Investors respective investment.

Debt covenant violation
Leviathan Mineral Group did not file their report on Form 10Q with the Securities and Exchange Commission within 50 days after the end of the September 30, 2011 quarter as required by a covenant of their Senior Secured Convertible Promissory Note.

TOP YIELD HOLDINGS, LTD.
CONSOLIDATED BALANCE SHEETS

	Restated June 30, 2011	Restated December 31, 2010
ASSETS
Current assets:
Cash and cash equivalents	$2,569,057	$2,012,642
Accounts receivable, net	9,582,543	5,115,899
Inventories	2,781,071	2,665,069
Other current assets	1,213,723	232,951
Total current assets	16,146,394	10,026,561
Property, plant and equipment, net	3,714,828	3,704,542
Intangibles, net	11,726,870	7,596,110
Goodwill	1,678,643	1,678,643
Total assets	$33,266,736	$23,005,856
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$1,078,271	$113,854
Income taxes payable	148,894	123,227
Due to related parties	6,350,858	4,938,264
Other current liabilities	1,383,640	925,423
Total current liabilities	8,961,663	6,100,768
Other noncurrent liabilities	324,127	253,860
Total liabilities	9,285,790	6,354,628
Commitments and contingencies (Note 15)
Shareholders' equity:
Common stock	100	100
$1.00 par value; 50,000 shares authorized, 100 shares issued and outstanding as of June 30, 2011 and December 31, 2010
Additional paid-in capital	17,196,106	11,956,800
Accumulated other comprehensive income	225,759	146,352
Retained earnings	7,167,115	4,234,001
Top Yield shareholders' equity	24,589,081	16,337,253
Noncontrolling interest	(608,135)	313,975
Total shareholders' equity	23,980,946	16,651,228
Total liabilities and shareholders' equity	$33,266,736	$23,005,856

The accompanying notes are an integral part to these consolidated financial statements.

TOP YIELD, INC.
CONSOLIDATED STATEMENTS OF INCOME

	Restated	Restated
	Six months ended
	June 30,	June 30,
	2011	2010

Sales	$40,541,085	$6,559,125
Cost of sales and expenses
Costs applicable to sales	33,204,748	4,131,375
Selling, general and administrative	4,823,017	744,447
Total operating expenses	38,027,765	4,875,822
Income from operations	2,513,320	1,683,302
Other income
Other income, net	380,966	1,355,626
Income before provision for income taxes	2,894,286	3,038,928
Provision for income taxes	19,825	172,677
Net income	2,874,461	2,866,521
Net income (loss) attributable to non-controlling interest	(58,654)	273,983
Net income attributable to Top Yield shareholders	$2,933,115	$2,592,268
Net income per share:
Basic and Diluted	$29,331	$25,923
Weighted-average shares outstanding:
Basic and Diluted	100	100

The accompanying notes are an integral part to these consolidated financial statements.

TOP YIELD, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Restated	Restated
	June 30, 2011	June 30, 2010

Cash flows from operating activities:
Net income	$2,874,461	$2,866,251
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	203,973	325,938
Amortization of other intangibles	172,799	65,146
Changes in assets and liabilities, net of amounts acquired:
Accounts receivable	(4,261,063)	(1,005,757)
Inventories	(30,590)	847,807
Other current assets	(963,788)	(65,143)
Other assets	(12,391)	(41,071)
Accounts payable	951,358	(2,513,292)
Income taxes payable	21,519	187,670
Other current liabilities	424,459	(218,224)
Other noncurrent liabilities	61,551	28,664
Net cash (used in) provided by operating activities	(557,712)	477,989
Cash flows from investing activities:
Additions to equipment and improvements	(198,484)	(254,205)
Cash from acquisitions	-	1,566,905
Net cash (used in) provided by investing activities	(198,484)	1,312,700
Cash flows from financing activities:
Due to related parties	1,242,583	(26,226)
Net cash provided by (used in) financing activities	1,242,583	(26,226)
Effect of exchange rate changes on cash and cash equivalents	70,028	96,524
Net increase in cash and cash equivalents	556,415	1,860,987
Cash and cash equivalents at beginning of period	2,012,642	-
Cash and cash equivalents at end of period	$2,569,057	$1,860,987

	Restated	Restated
	June 30,	June 30,
	2011	2010

Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes, net of refunds	$-	$1,138
Cash paid during the period for interest	$-	$-
Non-cash investing activities:
Effective February 2010, the Company acquired EC in a transaction summarized as follows:
Fair value of assets acquired	$-	$3,701,508
Negative goodwill	-	(182,475)
Cash paid	-	(1)
Shareholder contributed capital	-	(3,465,000)
Liabilities assumed	$-	$54,032
Effective April 2010, the Company acquired PT ALK in a transaction summarized as follows:
Fair value of assets acquired	$-	$7,600,428
Cash paid	-	(880,000)
Shareholder contributed capital	-	(880,000)
Liabilities assumed	$-	$5,840,428
Effective April 2010, the Company acquired PT AP in a transaction summarized as follows:
Historical cost of assets acquired	$-	$10,668,436
Cash paid	-	-
Shareholder contributed capital	-	(7,500,000)
Liabilities assumed	$-	$3,168,436

The accompanying notes are an integral part to these consolidated financial statements.

TOP YIELD HOLDINGS, LTD.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization of Business

Description of Business

Top Yield Holdings Limited was incorporated in the British Virgin Islands (BVI) on January 10, 2010. From the date of incorporation until the date of the reverse merger discussed in Note 18, Top Yield was owned 100% by Dynamic Event Limited, a British Virgin Island company. Dynamic Event is owned equally by Mr. David Supardi and Mr. Ape Tjandra. In September 2009, Mr. David Supardi and Mr. Ape Tjandra entered into a nonbinding agreement to acquire PT Aega Prima (PT AP) and PT Alam Lestai Kencana (PT ALK) and other companies that they deemed required for the future of the company. Through a series of transactions throughout fiscal year 2010, Top Yield acquired or gained control through contributions by Mr. David Supardi and Mr. Ape Tjandra, Europe-China Union Holding Limited (EC), PT Havilah Abadi Sejahtera (PT HAS), PT AP and PT ALK. Prior to these acquisitions, Top Yield had minimal business activities.

Top Yield Holdings Limited (including our subsidiaries, referred to collectively in this Report as “Top Yield”, “the Company” “we”, “our” and “us”) is a vertically integrated mining company engaged in the business of the exploration, mining, processing, smelting and marketing of tin off the shore of Bangka Island, Indonesia.

Acquisitions(see Note 6)

On February 10, 2010, Top Yield acquired 100% of outstanding shares of EC, a BVI company. EC is in the business of trading tin sand/ores whereby EC contracts with third party mining companies to extract tin sand from the concessions owned by PT AP and sells the tin sand/ores to PT ALK. EC’s revenue subsequent to April 14, 2010 is eliminated in consolidation due to the acquisitions of PT AP and PT ALK.

On March 22, 2010 and April 14, 2010, Mrs. Aurelia Supardi (the spouse of Mr. David Supardi) contributed 20% and 79%, respectively, of her ownership of PT HAS to Top Yield for no consideration. The contribution of PT HAS by Mrs. Supardi was accounted for by Top Yield based on PT HAS’s historical cost basis. Prior to the contribution of 50% ownership of PT AP by Mr. David Supardi and the acquisition of 50% ownership of PT ALK as discussed below, PT HAS was a shell company with no operations.

On December 22, 2009, Mr. David Supardi, purchased 20% of PT AP, a tin exploration and mining company and contributed his ownership to PT HAS on December 22, 2009. On February 10, 2010, Mr. David Supardi purchased an incremental 40% of PT AP and contributed 75% of this purchase to PT HAS, resulting in total ownership of 50% of PT AP by PT HAS. On April 8, 2010, Mr. Ape Tjandra purchased 40% of PT AP. On September 18, 2010, Mr. Supardi exchanged his remaining 10% ownership of PT AP to Mr. Ape Tjandra for ownership in another tin exploration company. On February 10, 2011, Mr. Ape Tjandra contributed 30% ownership of PT AP to PT HAS and 20% ownership of PT AP to PT Mulia Andalan Persada (PT MAP), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra. PT AP is consolidated with PT HAS and Top Yield as of April 14, 2010, as majority ownership of PT AP was directly or indirectly owned through Mr. Supardi and related entities. The contribution of PT AP to PT HAS was accounted for under using Mr. Supardi’s historical cost basis. PT AP sells 100% of the tin sand that is mined from its concessions directly or indirectly to PT ALK. All intercompany revenue is eliminated in consolidation.

On April 14 2010, PT HAS and PT Havilah Sukses Bersama (PT HSB), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra entered into an agreement to acquire 100% of PT ALK with each entity owning 50% of PT ALK. On that date, PT HAS accounted for the transaction as a business combination as it controlled a majority of PT ALK directly or indirectly through Mr. Supardi and his related entities. Top Yield was deemed to have financial control as of April 14, 2010 of PT ALK, as PT HAS and PT HSB are related through common ownership. PT ALK is consolidated with PT HAS and Top Yield as of April 14, 2010.

2. Basis of Presentation

The interim Condensed Consolidated Financial Statements of the Company, are unaudited but, in the opinion of management, reflect all adjustments necessary for a fair statement of financial position, results of operations and cash flows for the periods presented. Except as otherwise disclosed herein, these adjustments consist of normal, recurring items. The results of operations for any interim period are not necessarily indicative of full year results. The Condensed Consolidated Financial Statements and Notes are presented in accordance with the requirements for interim financial statements and do not contain certain information included in our annual Consolidated Financial Statements and Notes.

The preparation of the interim Condensed Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim Condensed Consolidated Financial Statements and the reported amounts of revenue and expenses for the reporting periods. Despite our intention to establish accurate estimates and use reasonable assumptions, actual results may differ from our estimates.

The December 31, 2010 Condensed Consolidated Balance Sheet data was derived from the audited Consolidated Financial Statements but does not include all disclosures required by accounting principles generally accepted in the United States of America (U.S. GAAP). These interim financial statements is should be read in conjunction with our Consolidated Financial Statements and Notes included in our Amended Form 8-K filed with the SEC.
Recently Adopted Accounting Pronouncements

In January 2010, the Financial Accounting Standards Board (FASB) issued additional disclosure requirements for assets and liabilities held at fair value. Specifically, the new guidance requires a gross presentation of activities within the Level 3 roll forward and adds a new requirement to disclose transfers in and out of Level 1 and 2 measurements. This guidance is applicable to all entities currently required to provide disclosures about recurring and nonrecurring fair value measurements. The effective date for these disclosures is the first interim or annual reporting period beginning after December 15, 2009, except for the gross presentation of the Level 3 roll forward information, which is required for annual reporting periods beginning after December 15, 2010 and for interim reporting periods within those years. The disclosures required as of June 30, 2010 did not have a material impact on our consolidated financial position, results of operations or cash flows.

3. Cash and Cash Equivalents

Cash and cash equivalents consist of Indonesian Rupiah held by the Company and money market funds. The money market fund in which we hold a portion of our cash invests in only investment grade money market instruments from a variety of industries, and therefore bears relatively low market risk. The average maturity of the investments owned by the money market fund is approximately two months.

4. Comprehensive Income

Comprehensive income (loss) includes net income (loss), the effects of currency translation, unrealized gains and losses on cash flow hedges and pension adjustments. Comprehensive income for the six months ended June 30, 2011 and 2010 was $3,100,221 and $2,564,728, respectively.

5. Fair Value Measurements

The Company applies ASC 820 with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value and (b) all financial assets and liabilities. As defined by ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company estimates fair value utilizing market data or assumptions that market participants would use in pricing the asset or liability in a current transaction, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company’s financial instruments, other than those presented in the disclosures below, include accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments. ASC 820 prioritizes the inputs used in measuring fair value into the following hierarchy (with Level 1 as the highest priority):

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than those included in Level 1 (for example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets); and

Level 3	Unobservable inputs reflecting management’s own assumptions about the inputs used in estimating the value of the asset.

Recurring Fair Value Measurements

The fair value hierarchy requires the use of observable market data when available. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. The following tables sets forth by level within the fair value hierarchy the Company’s financial assets and liabilities that were accounted for at fair value on a recurring basis at June 30, 2011 and December 31, 2010:

	Balance at June 30, 2011	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
ASSETS
Cash and cash equivalents	$2,569,057	$2,569,057	$-	$-

	Balance at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Unobservable Inputs (Level 3)
ASSETS
Cash and cash equivalents	$2,012,642	$2,012,642	$-	$-

Non-Recurring Fair Value Measurements

The Company has certain assets, including equipment and improvements, goodwill and other intangible assets, which are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. The categorization of the framework used to measure fair value of the assets is considered Level 3 due to the subjective nature of the unobservable inputs used. During the periods ended June 30, 2010 and December 31, 2010, there were no adjustments to fair value of such assets.

Fair Value of Financial Instruments

The estimated fair value of financial instruments is determined using the best available market information and appropriate valuation methodologies. However, considerable judgment is necessary in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange, or the value that ultimately will be realized upon maturity or disposition. The use of different market assumptions may have a material effect on the estimated fair value amounts. The Company’s financial instruments, other than those presented in the disclosures above, include cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments.

6. Business Combinations

During 2010 we acquired EC, PT AP and PT ALK. We acquired these entities in order to build a fully integrated tin mining and tin ingot sales company. Each of these three entities played a key role in fulfilling this objective with EC providing tin sand trading and mining capabilities, PT AP providing tin concessions in order to mine tin sands and tin mining capabilities and finally PT ALK providing tin smelting and ingot production facilities and tin ingot sales.

Acquisition- Europe-China Commercial Union Holding Limited

On February 10, 2010, we entered into a Shares Sales and Purchase Agreement with Mr. Denny Tio, owner of EC to acquire 100% of the outstanding shares of EC for $1. On the same date, we executed a Declaration Letter with Mr. Tio whereby a $3,465,000 loan that was owed to Mr. David Supardi was forgiven. The debt forgiveness was considered consideration paid to Denny Tio for EC and recorded as contributed capital by Mr. David Supardi.

We accounted for the EC acquisition as a purchase business combination as defined in FASB ASC Topic 805, Business Combinations, or ASC 805. Under the acquisition method of accounting, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair value. The purchase price totaled $3,465,001 and the following table summarized the allocation of the purchase price.

The total purchase price for EC is summarized as follows:

EC
Cash paid	$1
Contributed capital by shareholder	3,465,000
Total purchase price	$3,465,001

The following table summarizes the final allocation of the EC purchase price:

EC
Fair value of the net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	$1,002,815
Current assets	2,698,693
Equipment and improvements and other long-term assets	-
Accounts payable and accrued liabilities	(54,032)
Total tangible assets acquired and liabilities assumed	3,647,476
Fair value of identifiable intangible assets acquired: Negative goodwill	(182,475)
Total purchase price	$3,465,001

EC’s purchase resulted in a negative goodwill of $182,475, which was recorded in other income in the statement of operations. ASC 805-30-30-4 define a bargain purchase as a business combination in which (a) the net of the acquisition-date amounts of the identifiable assets acquired and liabilities assumed in the combination, measured and recognized exceeds (b) the total acquisition-date value of the acquiree. ASC 805-30-25-4 requires the acquirer to reassess whether it had identified all assets acquired and liabilities assumed and its measurement procedures before recognizing a gain on a bargain purchase. A bargain purchase gain was attributed to the acquirer, Top Yield. We reassessed the assets acquired and liabilities assumed and concluded that the bargain purchase outcome was reasonable given the circumstances surrounding the sale of EC by Denny Tio.

EC contributed net sales of $278,489 and net income of $5,535,829 to Top Yield for the period from February 10, 2010 to December 31, 2010. Sales from April 14, 2010 through December 31, 2010 were eliminated on consolidation and are not included in the aftermentioned net sales.

Acquisition- PT Havilah Abadi Sejahtera

On March 22, 2010 and April 14, 2010, Mrs. Aurelia Supardi (the spouse of Mr. David Supardi) contributed 20% and 79%, respectively, of her ownership of PT HAS to Top Yield for no consideration. Prior to the contribution of 50% ownership of PT AP by Mr. David Supardi and the acquisition of 50% ownership of PT ALK as discussed below, PT HAS was a shell company with no operations. The following provides information of how PT HAS’s and Top Yield accounted for PT AP and PT ALK.

Contribution of - PT Aega Prima

On December 22, 2009, Mr. David Supardi, purchased 20% of PT AP, a tin exploration and mining company and contributed his ownership to PT HAS on December 22, 2009. On February 10, 2010, Mr. David Supardi purchased an incremental 40% of PT AP and contributed 75% of this purchase to PT HAS, resulting in total ownership of 50% of PT AP by PT HAS. On April 8, 2010, Mr. Ape Tjandra purchased 40% of PT AP. On September 18, 2010, Mr. Supardi exchanged his remaining 10% ownership of PT AP to Mr. Ape Tjandra for partial ownership in another tin exploration company. On February 10, 2011, Mr. Ape Tjandra contributed 30% ownership of PT AP to PT HAS and 20% ownership of PT AP to PT Mulia Andalan Persada (PT MAP), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra. PT AP is consolidated with PT HAS and Top Yield as of April 14, 2010, as majority ownership of PT AP was directly or indirectly owned through Mr. Supardi and related entities. PT AP sells 100% of the tin sand that is mined from its concessions directly or indirectly to PT ALK. All intercompany revenue is eliminated in consolidation.

Non-controlling interest will be recorded related to the 50% ownership by HSB in PT AP’s statement of operations and balance sheet. Since PT AP was contributed to PT HAS from its controlling shareholder, those assets were recorded at historical cost. The following table summarizes the consideration transferred by Mr. David Supardi and the historical cost of the of assets received and liabilities assumed as of April 14, 2010. As this a transaction in which control of PT AP was gained through a contribution by PT HAS’s shareholder, we have not recorded a balance for noncontrolling interest.

AP
Historical cost of PT AP	$7,500,000

Net tangible assets acquired and liabilities assumed:	AP
Cash and cash equivalents	$-
Current assets	-
Equipment and improvements and other long-term assets	2,826,603
Accounts payable and accrued liabilities	(3,168,436)
Total tangible assets acquired and liabilities assumed	(341,833)
Identifiable intangible assets acquired:
Mining rights	7,841,833
Total identifiable intangible assets acquired	$7,500,000

The above transaction resulted in mining rights of $7,841,833 which represents the premium paid for PT AP.

PT AP contributed no sales as its sales were eliminated in consolidation and losses of $84,398 to Top Yield for the period from April 14, 2010 to December 31, 2010.

On February 10, 2011, Mr. Ape Tjandra contributed 30% ownership of PT AP to PT HAS and 20% ownership of PT AP to PT Mulia Andalan Persada (PT MAP), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra. As a result of the 30% contributed ownership of PT AP, PT HAS recorded $4,293,780 in mineral rights, which represents 30% of its basis in PT AP.

Acquisition- PT Alam Lestari Kencana

On April 7, 2010, PT HAS and PT Havilah Sukses Bersama (PT HSB), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra entered into an agreement to acquire 100% of PT ALK with each entity owning 50% of PT ALK. On that date, PT HAS accounted for the transaction as a business combination as it controlled a majority of PT ALK directly or indirectly through Mr. Supardi and his related entities. Top Yield was deemed to have financial control as of April 14, 2010 of PT ALK, as PT HAS and PT HSB are related through common ownership. PT ALK is consolidated with PT HAS and Top Yield as of April 14, 2010.

PT HAS accounted for the PT ALK acquisition as a purchase business combination as defined in FASB ASC Topic 805, Business Combinations, or ASC 805. Under the acquisition method of accounting, the purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values as of the acquisition date. The fair value of the assets acquired and liabilities assumed represent management’s estimate of fair value. As result of the contribution of PT HAS to Top Yield, we accounted for the acquisition of PT ALK in the same manner as PT HAS accounted for the acquisition which is summarized below. The purchase price totaled $1,760,000 and was paid equally by PT HAS and PT HSB. On the date of acquisition, Mr. David Supardi contributed $880,000 to PT HAS to fund this purchase. The following table summarized the allocation of the purchase price. The purchase price was allocated proportional between controlling and noncontrolling interest because there was no control premium for the controlling interest as PT HAS and PT HSB share common ownership. Non-controlling interest will be recorded related to the 50% ownership by HSB in PT ALK’s statement of operations and balance sheet.

The total purchase price for PT ALK is summarized as follows:

ALK
Cash paid	$-
Contributed cap ital by shareholder	880,000
Total purchase price	$880,000
Fair value of controlling interest	$880,000
Fair value of non-controlling interest	$880,000

The following table summarizes the final allocation of the PT ALK purchase price:

ALK
Fair value of the net tangible assets acquired and liabilities assumed:
Cash and cash equivalents	$564,139
Current assets	4,324,885
Equipment and improvements and other long-term assets	1,032,761
Accounts p ay able and accrued liabilities	(3,507,479)
Current liabilities, including long-term debt due within one year	(2,332,949)
Total tangible assets acquired and liabilities assumed	81,357
Fair value of identifiable intangible assets acquired:
Goodwill	1,678,643
Total identifiable intangible assets acquired	1,678,643
Total purchase price	$1,760,000

ALK contributed net sales of $26,378,620 and losses of $966,454 to Top Yield for the period from April 14, 2010 to December 31, 2010.

Proforma Results of Acquisitions

The following unaudited condensed proforma financial information is presented as if the EC, PT AP, and PT ALK acquisitions had been consummated as of January 1, 2010 for the proforma year ended December 31, 2010. This proforma information is presented for informational purposes only and may not be indicative of what actual results of operations would have been had the transactions occurred at the beginning of each period, nor does it purport to represent the results of future operations.

We estimate that revenues and net loss, on a proforma basis, for the period ended December 31, 2010, would have been $34,215,266 and $(412,445), respectively.

These amounts have been calculated after applying the Company’s accounting policies and adjusting the results of Top Yield to reflect the additional depreciation and amortization that would have been charged assuming the fair value adjustments to property, plant and equipment, and intangible assets had been applied from January 1, 2010, together with the consequential tax effects. In addition, the sales amount above include the elimination of revenue of transactions occurring between EC, PT AP, and PT ALK.

On February 17, 2011, HSB contributed 49% of its ownership of PT ALK to PT HAS, increasing PT HAS’ ownership in PT ALK to 99%. As a result of this transaction, non-controlling interest will be recorded related to the remaining 1% ownership by HSB in PT ALK’s statement of operations and balance sheet.

7. Goodwill

In accordance with ASC 350-20, the Company does not amortize goodwill as the goodwill has been determined to have an indefinite useful life.

Goodwill consists of the following:

	Restated Balance at December 31, 2010	Additions	Restated Balance at June 30, 2011
PT Alam Lestari Kencana	$1,678,643	-	$1,678,643
Total goodwill	$1,678,643	-	$1,678,643

8. Mining and Export Licenses

The Company’s on shore and off shore mining licenses, and export license with determinable lives are summarized as follows. The offshore mining licenses have an estimated life of 35 years, the onshore mining licenses have an estimated life of 5 years and the export license has an estimated life of 3 years.

	Restated June 30, 2011
	Mining Licenses	Export License	Total

Gross carrying amount	$12,060,434	$10,127	$12,070,561
Accumulated amortization	(352,247)	(9,662)	(361,909)
Foreign currency translation	18,218	-	18,218
Net intangible assets	$11,726,405	$465	$11,726,870
Aggregate amortization expense during the period	$177,236	$4,003	$181,239

	Mining Licenses	Export License	Total

Beginning of the period, January 1, 2011	$7,591,642	$4,468	$7,596,110
Additions	4,293,780	-	4,293,780
Amortization	(177,236)	(4,003)	(181,239)
Foreign currency translation	18,219	-	18,219
End of the period, June 30, 2011	$11,726,405	$465	$11,726,870

	Restated December 31, 2010
	Licenses	License	Total

Gross carrying amount	$7,766,654	$10,127	$7,776,781
Amortization expense	(175,012)	(5,659)	(180,671)
Net intangible assets	7,591,642	$4,468	$7,596,110
Aggregate amortization expense during the period	$175,012	$5,659	$180,671

Future amortization of the intangible assets is summarized as follows:

For the year ended December 31,
For the remainder of the year	$120,447
2012	238,686
2013	221,203
2014	221,203
2015 and beyond Total	10,925,331
$11,726,870

9. Composition of Certain Financial Statement Captions

	Restated	Restated
Inventories are summarized as follows:
	June 30, 2011	December 31, 2010
Tin sand/slag	$2,568,514	$1,694,136
Tin ingots	212,557	970,933
Inventories	$2,781,071	$2,665,069

Property, plant and equipment are summarized as follows:
	Restated	Restated
	June 30, 2011	December 31, 2010
Ship	$2,863,688	$2,863,688
Machinery	684,771	659,175
Building and Land	642,601	494,480
Motor Vehicles	53,341	27,540
Office equipment	19,031	11,612
	4,263,433	4,056,495
Accumulated depreciation and amortization	(548,604)	(351,953)
Property, plant and equipment, net	$3,714,828	$3,704,542

10. Environmental Rehabilitation Cost

Our exploration and mining activities are subject to various laws and regulations governing the protection of the environment. We believe our operations are in compliance with applicable laws and regulations in all material respects. We have made, and expect to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures. Estimated future environmental rehabilitation costs are based principally on legal and regulatory requirements. At June 30, 2011 and December 31, 2010, $134,758 was accrued for environmental rehabilitation obligations.

Balance December 31, 2010	134,758
Additions, changes in estimates and other	-
Liabilities settled	-
Balance June 30, 2011	$134,758

11. Derivatives

Due to our exposure to risks of changes in tin prices, we enter into forward contracts to reduce volatility in the price of this commodity. The forward contracts are held for purposes other than trading. The effective portion of the gain or loss on the derivative is reported as a component of other comprehensive income (OCI) and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. Gains and losses on the derivative representing either hedge ineffectiveness or hedge components excluded from the assessment of effectiveness are recognized in current earnings.

As our forward contracts settle the last day of each month, there are no outstanding derivative contracts as of June 30, 2011 and December 31, 2010. For periods ending June 30, 2011 and December 31, 2010, our forward contracts did not qualify for hedge accounting and as such, changes in the fair value of the derivatives instruments were reported in current period earnings. The following table represents the gains or losses during period ended June 30, 2011 and 2010.

	Amount of (loss) in earnings June 30, 2011	Amount of gain/(loss) in earnings June 30, 2010
Tin forward contract	$(1,548,175)	$(1,192,614)
Tin forward contract	1,548,175	1,192,614
Total	$-	$-

12. Income Tax

We are subject to income tax in numerous jurisdictions and the use of estimates is required in determining our provision for income taxes. For the six months ended June 30, 2011 and 2010, we recorded an income tax provision of $19,825 and $172,677, respectively. The income tax provision is based on the estimated annual effective tax rate for the year applied to “ordinary” income (loss). Ordinary income (loss) is pre-tax income (loss) excluding unusual or infrequently occurring discrete items. The overall estimated annual effective tax rate calculation excludes jurisdictions reporting losses for which no tax benefit is expected to be recognized during the year. A separate estimated annual effective tax rate was calculated for the jurisdictions reporting losses for which no tax benefit can be recognized. The effective income tax rate for the six months ended June 30, 2011 and 2010 was 1 percent and 7 percent, respectively. The effective rate changes were primarily due to the full valuation allowance on specific Indonesian subsidiaries deferred tax assets and the mix of taxable income/loss by country.

The effective income tax rate for the six months end June 30, 2011 and 2010 differs from the Indonesian statutory rate of 25 percent primarily due to the full valuation allowance on specific Indonesian subsidiaries deferred tax assets and the effects of foreign tax rate differential including countries which do not have income taxes.

13. Net Income Attributable to Non-controlling Interest

On February 10, 2011, Mr. Ape Tjandra contributed 30% ownership of PT AP to PT HAS. As a result of the 30% contributed ownership of PT AP, PT HAS’ ownership of PT AP increased to 80% and non-controlling interest in PT AP decreased to 20% in PT AP’s statement of income and balance sheet.

On February 17, 2011, HSB contributed 49% of its ownership of PT ALK to PT HAS, increasing PT HAS’ ownership in PT ALK to 99%. As a result of this transaction, non-controlling interest will be recorded related to the remaining 1% ownership by HSB in PT ALK’s statement of income and balance sheet.

The following table summarizes the noncontrolling shareholders’ interests in the equity of our majority-owned consolidated subsidiaries.

	June 30,
	2011	2010
PT AP	$(69,206)	$(23,982)
PT ALK	10,552	269,782
Total	$(58,654)	$245,800

14. Related Parties

Details of the related party transactions and balances, are as follows:

e.
As of June 30, 2011 and December 31, 2010, we were indebted to the Chairman of the Company for $6,350,858 and $4,672,486 related to advances for working capital purposes and for purchases of EC, AP and ALK. The amount is non-interest bearing, unsecured and due on demand.

f.	As of June 30, 2011 and December 31, 2010, we owed $nil and $265,778 to a former shareholder of a subsidiary company. The amount due is non-interest bearing, unsecured and due on demand.
g.	During the six months ended June 30, 2011 and the year ended December 31, 2010, we incurred rent expense of $133,235 and $32,223 to a company with a common majority shareholder.

15. Concentration

We generate our revenue from tin ingot sales to a total of five customers in Singapore. Three and four customers represented sales over 10% for the period ending June 30, 2011 and 2010, respectively.

Purchases from one vendor represented 68%, and 23% of our tin sand purchases for the periods ending June 30, 2011 and 2010, respectively.

Even with our customer concentration, our customers do not have significant pricing power as tin ingots are priced by the London Metal Exchange market and not by individual customers. However, a substantial decrease in sales to any of our largest customers could materially affect our revenues and profitability. Additionally, these customers are not the end-users of our products. If any of these customers’ efforts to market their products which incorporate our product are unsuccessful in the marketplace, our revenues and profitability could be adversely affected.

16. Commitments and Guarantees

Commitments and Guarantees

We follow ASC guidance in determining its accruals and disclosures with respect to loss contingencies. Accordingly, estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Matters

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. We have made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Seasonality

Our mining productions are affected by the monsoon season from December through March each year. PT AP Production Operation IUPs are in the monsoon affected area. During this period, we cease mining operations and our sales are negatively impacted fourth and first quarters of each year. As we are unable to mine, we rely on third parties to source tin sand. We are undergoing discussions with an affiliated mining company with mining tenements in the non-affected monsoon area, which we expect will allow us to produce year round and minimize production slowdown. Should the agreement with the affiliated mining company change or be terminated, we may not be able to mitigate the seasonality downturn.

Economic and Political Risks

Our operations are conducted in Indonesia, which carry political, economic and legal environmental risks as well exposure to changes in foreign currency rates. Our results may be adversely affected by changes in the political conditions and changes in governmental policies with respect to laws and regulations.

17. Restatement

We restated our financial statements as June 30, 2011 and 2010, due to the following:

7.
The PT AP purchase was previously accounted as an equity transaction using the equity method of accounting. Since PT AP is owned by entities under common control, management has concluded that PT AP should be consolidated with PT HAS and non-controlling interest should be recorded. As PT AP was contributed to PT HAS by a common shareholder, PT AP’s assets should be recorded at historical cost. See Note 5.

8.
The PT ALK purchase was previously accounted as an equity transaction using the equity method of accounting. Since PT ALK was acquired by entities under common control, management concluded the purchase should be accounting at fair value under applicable business combination rules. Non-controlling interest should be recorded related to ownership by the related entity. See Note 5.

9.
The EC purchase previously was accounted for at historical cost resulting in a large bargain purchase gain. Management concluded that the purchase should be accounted for at fair value under applicable business combination rules. See Note 5.

18. Subsequent Events

These financial statements considered subsequent events through Date to Be Determined, the date the financial statements were available to be issued.

Reverse Acquisition Transaction
On August 22, 2011, we entered into an Agreement and Plan of Share Exchange with DE Acquisition 3, Inc, a U.S. company, incorporated in the State of Delaware. As a result of the Exchange Agreement, 100% of our issued and outstanding equity interests were exchanged for 16,705,406 shares of common stock of DE Acquisition 3. As a result of the reverse acquisition transaction, DE Acquisition 3 changed its name to Leviathan Minerals Group, Inc.

Senior Secured Promissory Notes
On August 22, 2011, we also sold in a private placement $5,020,000 of Senior Secured Convertible Promissory Notes (the “Notes”) and issued warrants (“Investor Warrants”) pursuant to a securities purchase agreement (the “Securities Purchase Agreement”) with accredited investors. The obligations under the Notes are secured by assets pledged under a security agreement (“Security Agreement”). The Notes will be convertible into shares of Leviathan Mineral Group’s Common Stock.

The Notes bear interest at 10% with a maturity date of February 18, 2013 unless declared due and payable by the investor upon the occurrence of an Event of Default (as defined in the Notes). The amount due under the Notes shall be converted into Common Stock (i) immediately upon the effective date of the listing of the Common Stock on any national securities exchange in the United States or (ii) at the discretion of the investor. The Notes are currently convertible into 1,181,177 shares of Common Stock. The investors in the Notes received an aggregate of 188,282 Investor Warrants to purchase our Common Stock for $4.25 per share for a period of two years from the Effective Date. The warrants contain standard anti-dilution protection and entitle the holders of the Investor Warrants to additional warrants after the occurrence of any Equity Sale, equal to an aggregate of 1% of the number of shares of Common Stock issued in such Equity Sale pro rata in accordance with each Investors respective investment.

Debt covenant violation
Leviathan Minerals Group, Inc. did not file our report on Form 10Q with the Securities and Exchange Commission within 50 days after the end of the September 30, 2011 quarter as required by a covenant of our Senior Secured Convertible Promissory Note.

Report of Independent registered Public Accounting firm

To the Board of Directors and Shareholders
PT Aega Prima

We have audited the accompanying balance sheets of PT Aega Prima as of April 14, 2010 and December 31, 2009, and the related statements of operations, shareholders’ equity (deficit) and cash flows for the period from January 1, 2010 to April 14, 2010 and for the year ended December 31, 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PT Aega Prima as of April 14, 2010 and December 31, 2009, and the results of its operations and its cash flows for the period from January 1, 2010 to April 14, 2010 and for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 of the financial statements, the PT Aega Prima has restated its balance sheet as of December 31, 2009 and its related statements of operations, shareholders’ equity (deficit) and cash flows for year ended December 31, 2009.

Minneapolis, Minnesota
Month Day, Year

PT AEGA PRIMA
BALANCE SHEETS

	Restated April 14, 2010	Restated December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$-	$5,399
Other current assets	-	2,727
Total current assets	-	8,126
Property, plant and equipment, net	2,826,602	2,897,379
Total assets	$2,826,60 2	$2,905,505
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Income taxes payable	$-	$14,226
Other current liabilities	-	36,357
Due to related p arties	3,118,579	2,773,466
Total current liabilities	3,118,579	2,824,049
Other noncurrent liabilities	49,856	4,046
Total liabilities	3,168,435	2,828,095
Commitments and contingencies (Note 9)
Shareholders' equity:
Common stock	-	-
200,000 shares authorized, issued and outstanding as of April 14, 2010 and December 31, 2009
Additional paid-in capital	226,250	226,250
Accumulated other comprehensive (loss) income	(17,097)	96,195
Retained deficit	(550,987)	(245,036)
Total shareholders' (deficit) equity	(341,833)	77,409
Total liabilities and shareholders' equity	$2,826,602	$2,905,505

The accompanying notes are an integral part to these consolidated financial statements.

PT AEGA PRIMA
STATEMENTS OF OPERATIONS

	Restated January 1, to April 14, 2010	Restated Fiscal Year Ended December 31, 2009

Sales	$-	$4,005,564
Cost of sales and expenses
Costs applicable to sales	146,440	3,877,908
Selling, general and administrative	159,511	372,692
Total operating expenses	305,951	4,250,600
Loss from operations	(305,951)	(245,03 6)
Other income (expense) Other income, net	-	1
Loss before provision for income taxes	(305,951)	(245,036)
Provision for income taxes	-	-
Net loss	$(305,951)	$(245,036)
Net loss per share: Basic and Diluted	$(1.53)	$(1.23)
Weighted-average shares outstanding: Basic and Diluted	200,000	200,000

The accompanying notes are an integral part to these consolidated financial statements.

PT AEGA PRIMA
STATEMENTS OF SHAREHOLDERS’ EQUITY (DEFICIT)

					Restated
	Restated		Restated Additional	Restated	Accumulated Other	Restated Total
	Common Stock		Paid-in	Retained	Comprehensive	Shareholders'
	Shares	Amount	Capital	Earnings	Income/(Loss)	Equity (Deficit)
Balance, December 31, 2008	200,000	$-	$226,250	$-	$-	$226,250
Foreign currency translation adjustment	-	-	-	-	96,195	96,195
Net loss	-	-	-	(245,036)	-	(245,036)
Balance, December 31, 2009	200,000	$-	$226,250	$(245,036)	$96,195	$77,409
Foreign currency translation adjustment	-	-	-		(113,292)	(113,292)
Net loss	-	-	-	(305,951)	-	(305,951)
Balance, April 14, 2010	200,000	$-	$226,250	$(550,987)	$(17,097)	$(341,833)

The accompanying notes are an integral part to these consolidated financial statements.

PT AEGA PRIMA
STATEMENTS OF CASH FLOWS

	Restated	Restated
	January 1, 2010 to April 14,	Fiscal Year Ended December 31,
	2010	2009
Cash flows from operating activities:
Net loss	$(305,951)	$(245,036)
Adjustments to reconcile net income to net cash provided by operating activities: Depreciation	49,756	9,603
Changes in assets and liabilities, net of amounts acquired:
Other current assets	2,771	(2,467)
Income taxes payable	(767)	683
Other current liabilities	(36,946)	32,897
Other noncurrent liabilities	44,805	3,661
Net cash used in operating activities	(246,332)	(200,659)
Cash flows from investing activities:
Additions to property , plant and equipment	(573)	(27,341)
Net cash used in investing activities	(573)	(27,341)
Cash flows from financing activities:
Due to related parties	240,941	220,697
Net cash provided by financing activities	240,941	220,697
Effect of exchange rate changes on cash and cash
equivalents	564	12,702
Net increase in cash and cash equivalents	(5,399)	5,399
Cash and cash equivalents at beginning of period	5,399	-
Cash and cash equivalents at end of period	$-	$5,399
Supplemental disclosures of cash flow information:
Cash paid during the period for income taxes, net of refunds	$-	$-
Cash paid during the period for interest	$-	$-

The accompanying notes are an integral part to these consolidated financial statements.
\

PT AEGA PRIMA
NOTES TO FINANCIAL STATEMENTS
APRIL 14, 2010 and DECEMBER 31, 2009

1. Organization of Business

Description of Business
PT Aega Prima (referred to collectively in this Report as “PT AP”, “the Company”, “we”, “our” and “us”) was formed in June 2008 and is a mining company engaged in the business of the exploration and mining of tin off the shore of Bangka Island, Indonesia.

In September 2009, Mr. David Supardi and Mr. Ape Tjandra entered into a nonbinding agreement to acquire PT AP and PT Alam Lestai Kencana (PT ALK) and other companies that they deemed required for the future of the company.

On December 22, 2009, Mr. David Supardi, purchased 20% of PT AP and contributed his ownership to PT Havilah Abadi Sejahtera (PT HAS) on December 22, 2009. On February 10, 2010, Mr. David Supardi purchased an incremental 40% of PT AP and contributed 75% of this purchase to PT HAS, resulting in total ownership of 50% of PT AP by PT HAS. On April 8, 2010, Mr. Ape Tjandra purchased 40% of PT AP. On September 18, 2010, Mr. Supardi exchanged his remaining 10% ownership of PT AP to Mr. Ape Tjandra for ownership in another tin exploration company. On February 10, 2011, Mr. Ape Tjandra contributed 30% ownership of PT AP to PT HAS and 20% ownership of PT AP to PT Mulia Andalan Persada (PT MAP), an entity equally owned by Mr. David Supardi and Mr. Ape Tjandra.

The financial statements are for the fiscal year ended December 31, 2009 and the stub period from January 1, 2010 through the date of control, April 14, 2010, by Top Yield Holdings Limited (Top Yield) which is equally owned by Mr. David Supardi and Mr. Ape Tjandra. After April 14, 2010, PT AP is consolidated with PT HAS and Top Yield, as majority ownership of PT AP was directly or indirectly owned through Mr. Supardi and related entities. The contribution of PT AP to PT HAS was accounted for using Mr. Supardi’s historical cost basis.

PT AP sells 100% of the tin sand that is mined from its concessions directly or indirectly to PT ALK, an entity with common ownership as of April 14, 2010.

2. Summary of Significant Accounting Policies

Business Segments. We have prepared operating segment information in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, or ASC 280, which requires that companies disclose “operating segments” based on the manner in which management disaggregates the Company’s operations for making internal operating decisions. We operate as one segment to the chief operating decision maker as our one product consists of tin sand sales and we operate in one geography.

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses, and the related disclosures of contingent liabilities in the financial statements and accompanying notes. Estimates are utilized for, but not limited to, environmental rehabilitation cost, income taxes, and the depreciable lives of fixed assets. Actual results could differ materially from those estimates and assumptions.

Foreign Currency. Our reporting currency is the United States Dollar. Our functional currency is the local currency, the Indonesian Rupiah. Assets and liabilities are translated using the exchange rates on the balance sheet dates. Revenues and expenses are translated using the average exchange rates prevailing during the year. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income (loss) within shareholders’ equity in the consolidated balance sheets. Foreign currency transaction gains and losses are reported in other income (expense), net in the consolidated statements of income.

Fair Value of Financial Instruments. The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and amounts due to related parties, approximate fair value due to their generally short-term maturities. See Note 3 "Fair Value Measurements."

Cash. Cash generally consists of Indonesia Rupiah held by the Company.

Accounts Receivable and Allowance for Doubtful Accounts. We sell 100% of the tin sand that is mined from our concessions directly or indirectly to PT ALK, a related party entity as of April 14, 2010. An allowance for doubtful accounts is provided based on a review of the status of the individual receivable accounts at the end of the year. When an account is determined to be uncollectible, it is written off against the allowance for doubtful accounts. We did not record an allowance for doubtful accounts as of April 14, 2010 and December 31, 2009.

Inventories. Inventories are stated at the lower of cost and net realizable value. Absorption costing is used in the mining operations to assign costs to tin inventories using the weighted average cost method which includes both variable and fixed overhead cost components. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

Property, Plant and Equipment and Depreciation. Property, plant and equipment are carried at cost. Maintenance and repairs costs are charged to operations as incurred. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the entity and the cost of the item can be measured reliably. Plant and equipment used in mining are depreciated using the straight line method based on the estimated useful lives of the assets. Changes in estimated ore reserves and resources and the useful lives of plant and equipment are accounted for on a prospective basis from the beginning of the year in which the change arises.
Useful lives generally have the following ranges:

● ● ●	Ship Machinery and production equipment Office equipment and furniture	16 years 4 years 4 years
●	Leasehold improvements	lesser of lease term or estimated useful life of asset

The residual values, useful life and depreciation method are reviewed at least annually to ensure that the amount, method and period of depreciation are consistent with previous estimates and the expected pattern of consumption of the future economic benefits embodied in the items of property, plant and equipment.

Exploration and Development Costs. Exploration and development costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized. Such costs are amortized using the straight line method over the estimated life of the probable reserve. If mineral properties are subsequently abandoned or impaired, any capitalized costs will be charged to income. No development costs were capitalized during the periods presented. During the period ended April 14, 2010 and the year ended December 31, 2009, we expensed $11,028 and $276,639, respectively, for exploration costs.

Impairment of Other Long-Lived Assets. We test for the impairment of long-lived assets, including other purchased intangible assets, when indicators of impairment, such as reductions in demand or significant economic slowdowns, are present. Reviews are performed to determine whether the carrying value of an asset is impaired, based on comparisons to undiscounted expected future cash flows. If this comparison indicates that there is impairment, the impaired asset is written down to fair value, which is typically calculated using: (i) quoted market prices or (ii) discounted expected future cash flows utilizing an appropriate discount rate. Impairment is based on the excess of the carrying amount over the fair value of those assets.

Provision for Environmental Rehabilitation. Expenditures relating to environmental rehabilitation programs undertaken during mining operations are charged to production expenses as incurred. Significant restoration, rehabilitation and environmental expenditure to be incurred subsequent to the cessation of production of each mine property is provided based on the present value of the estimated expenditure to be incurred. As of April 14, 2010 and December 31, 2009, we did not accrue for obligations related to environmental rehabilitation.

Financial Obligations to Holders of Mining Rights. As holders of mining rights, we record dead rent and royalties. Dead rent is an annual charge based on the number of hectares in the mining area and is included in costs applicable to sales.

Revenue Recognition. We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectability is reasonably assured. We recognize revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the product and is based on the applicable shipping terms. Revenue from product sales are recognized on a gross basis as the indicators for recording revenue on a gross basis are persuasive.

Income Taxes. We utilize the asset and liability method of accounting for income taxes, under which deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is more likely than not that some of the deferred tax assets will not be realized.

Income tax positions must meet a more-likely-than-not recognition threshold to be recognized. Income tax positions that previously failed to meet the more-likely-than-not threshold are recognized in the first subsequent financial reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not threshold are derecognized in the first subsequent financial reporting period in which that threshold is no longer met. We recognize potential accrued interest and penalties related to unrecognized tax benefits within the consolidated statements of income as income tax expense.

Earnings per Share. Pursuant to FASB ASC Topic 260, Earnings Per Share, or ASC 260, we provide the dual presentation of “basic” and “diluted” earnings per share (“EPS”).

Basic EPS excludes dilution from common stock equivalents and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from common stock equivalents and is based on the assumption that the Company’s outstanding options are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. We did not compute diluted earnings per share since there are no dilutive potential shares.

Comprehensive Income. Comprehensive income (loss) includes net income (loss), the effects of currency translation, unrealized gains and losses on cash flow hedges and pension adjustments. Comprehensive income (loss) for all years presented is included in the Statements of Shareholders’ Equity (Deficit). Comprehensive deficit for the period ended April 14, 2010 and for the year ended December 31, 2009 was $433,573 and $134,510, respectively.

New Accounting Standards.

Variable Interest Entities. In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a VIE. This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Adoption of the updated guidance, effective for the Company’s fiscal year beginning January 1, 2010, had no impact our consolidated financial position, results of operations or cash flows.

Fair Value Accounting. In January 2010, ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the our fiscal year beginning January 1, 2010. The adoption had no impact on our consolidated financial position, results of operations or cash flows.

Business Combination. In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for our fiscal year beginning January 1, 2011. We are evaluating the potential impact of adopting this guidance on our consolidated financial position, results of operations and cash flows.

Fair Value Accounting. In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the level 3 reconciliation. The updated guidance is effective for our fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.

3. Fair Value Measurements

The Company applies ASC 820 with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value and (b) all financial assets and liabilities. As defined by ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company estimates fair value utilizing market data or assumptions that market participants would use in pricing the asset or liability in a current transaction, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company’s financial instruments, other than those presented in the disclosures below, include accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments. ASC 820 prioritizes the inputs used in measuring fair value into the following hierarchy (with Level 1 as the highest priority):

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than those included in Level 1 (for example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets); and

Level 3	Unobservable inputs reflecting management’s own assumptions about the inputs used in estimating the value of the asset.

Recurring Fair Value Measurements

The fair value hierarchy requires the use of observable market data when available. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. As of April 14, 2010 and December 31, 2009, the Company had no financial assets and liabilities that were accounted for at fair value on a recurring basis.

Non-Recurring Fair Value Measurements

The Company has certain assets, including equipment and improvements, goodwill and other intangible assets, which are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. The categorization of the framework used to measure fair value of the assets is considered Level 3 due to the subjective nature of the unobservable inputs used. During the periods ended April 14, 2010 and December 31, 2009, the Company had no assets that were subject to fair value measurements on a non-recurring basis.

Fair Value of Financial Instruments

The estimated fair value of financial instruments is determined using the best available market information and appropriate valuation methodologies. However, considerable judgment is necessary in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange, or the value that ultimately will be realized upon maturity or disposition. The use of different market assumptions may have a material effect on the estimated fair value amounts. The Company’s financial instruments, other than those presented in the disclosures above, include cash , accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments.

4. Composition of Certain Financial Statement Caption

	Restated	Restated
	April 14, 2010	December 31, 2009
Ship	$3,011,161	$3,011,161
Machinery	61,359	61,359
Office equipment	1,135	532
	3,073,655	3,073,052
Accumulated depreciation and amortization	(247,051)	(175,673)
Property , plant and equipment, net	$2,826,603	$2,897,379

5. Employee Benefit Plans

We are required by Indonesian law to provide post employee benefits covering our permanent employees in Indonesia. Benefits are generally based on years of service and the employee’s average annual compensation. This benefit is currently not funded. The following table provide a reconciliation of changes in the plans’ benefit obligations fair values as of April 14, 2010 and December 31, 2009:

	Restated	Restated
	April 14, 2010	December 31, 2009
Benefit obligation at the beginning of the period	$4,046	$-
Current period cost	6,205	3,661
Benefit payment	-	-
Company contribution	-	-
Foreign currency exchange	264	385
Projected benefit obligation at the end of the period	$10,515	$4,046
Service cost	6,092	$3,661
Interest cost	113	-
Amortization, net	-	-
	$6,205	$3,661
Discount rate	11.0%	9.5%
Rate of compensation increase	7.0%	7.0%

6. Income Tax

Our effective tax rate is different from the statutory rate of 25% due to unallowed expenses which are permanent in nature equaling our lose before provision for taxes for all periods presented.

As of April 14, 2010 and December 31, 2009 we had no deferred tax assets or liabilities.

7. Related Parties

As of April 14, 2010 and December 31, 2009, we were indebted to David Supardi for $1,995,511 and $1,689,595 related to advances for working capital purposes. The amount is non-interest bearing, unsecured and due on demand.

We have classified amounts owed to Europe China Holding Limited as related parties on the balance sheet due to the subsequent acquisition of these companies by Top Yield in April 2010. As of April 14, 2010 and December 31, 2009, $1,123,067 and $1,083,872, respectively, were owed to EC by PT AP.

8. Concentration

We generate our 100% of our revenue from direct and indirect sales of tin sand to PT ALK, a company with common ownership.

9. Commitments, Guarantees and Contingencies

Rental Commitments

We do not have lease facilities and offices under irrevocable operating lease agreements.

Commitments and Guarantees

We estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Environmental Matters

Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Company conducts its operations so as to protect the public health and environment and believes its operations are in compliance with applicable laws and regulations in all material respects. We have made, and expects to make in the future, expenditures to comply with such laws and regulations, but cannot predict the full amount of such future expenditures.

Seasonality

Our mining licenses are located offshore of Bangka Island, Indonesia. Our mining operations are affected by the monsoon season, which occurs from December to March. During this period, we cease mining operations and our sales are negatively impacted first and fourth quarters of each year.

Economic and Political Risks

Our operations are conducted in Indonesia, which carry political, economic and legal environmental risks as well exposure to changes in foreign currency rates. Our results may be adversely affected by changes in the political conditions and changes in governmental policies with respect to laws and regulations.

10. Restatement

We restated our financial statements as December 31, 2009, due to the following:

●	Selling, general and administrative expenses totaling $36,558, which related to year ended December 31, 2009 was not accrued properly as of December 31, 2009.
●
Depreciation expense of $49,756 and $166,073 related to our CSD was improperly recorded in selling, general and administrative expenses during the period ended April 14, 2010 and the year ended December 31, 2009. The expenses should have been recorded in cost of applicable to sales.

11. Subsequent Event

These financial statements considered subsequent events through Date to Be Determined, the date the financials statements were available to be issued.

Contribution of PT AP to Top Yield and PT HAS
Top Yield Holdings Limited was incorporated in the British Virgin Islands (BVI) on January 10, 2010. From the date of incorporation until the date of the reverse merger discussed below, Top Yield was owned 100% by Dynamic Event Limited, a British Virgin Island company. Dynamic Event is owned equally by Mr. David Supardi and Mr. Ape Tjandra. Through a series of transactions throughout fiscal year 2010, Top Yield acquired or gained control through contributions by Mr. David Supardi and Mr. Ape Tjandra, Europe-China Union Holding Limited (EC), PT HAS, PT AP and PT ALK.

As of April 14, 2010, PT AP is consolidated with PT HAS and Top Yield as majority ownership of PT AP was directly or indirectly owned through Mr. Supardi and related entities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
Europe China Commercial Union Holding Limited

We have audited the accompanying balance sheet of Europe China Commercial Union Holding Limited as of February 10, 2010 and December 31, 2009, and the related statements of income, shareholder’s equity and cash flows for the period from January 1, 2010 to February 10, 2010 and for the year ended December 31, 2009. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Europe China Commercial Union Holding Limited as of February 10, 2010 and December 31, 2009, and the results of its operations and its cash flows for the period from January 1, 2010 to February 10, 2010 and for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 8 of the financial statements, the Europe China Commercial Union Holding Limited has restated its balance sheet as of December 31, 2009 and its related statements of operations, shareholders’ equity and cash flows for the year ended December 31, 2009.

Minneapolis, Minnesota
Month Day, Year

EUROPE CHINA COMMERCIAL UNION HOLDING LIMITED
BALANCE SHEETS

	February 10, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$1,002,815	$987,352
Accounts receivable, net	683,198	493,676
Due from related parties	2,015,495	1,983,649
Total current assets	3,701,508	3,464,677

Total assets	$3,701,508	$3,464,677
LIABILITIES AND SHAREHOLDER'S EQUITY
Current liabilities:
Accounts payable	$54,032	$-
Total current liabilities	54,032	-
Total liabilities	54,032	-
Commitments and contingencies (Note 6)
Shareholder's equity:
Common stock	1	1
50,000 shares authorized, 1 issued and outstanding as of February 10, 2010 and December 31, 2009
Accumulated other comprehensive income	385,578	329,783
Retained earnings	3,261,897	3,134,893
Total shareholder's equity	3,647,476	3,464,677
Total liabilities and shareholder's equity	$3,701,508	$3,464,677

The accompanying notes are an integral part to these financial statements.

EUROPE CHINA COMMERCIAL UNION HOLDING LIMITED
STATEMENTS OF OPERATIONS

	January 1, to February 10,	Fiscal Year Ended December 31,
	2010	2009
Net Sales	$94,319	$2,864,536
Selling, general and administrative expenses	387	28,459
Total operating expenses	387	28,459
Income from operations	93,932	2,836,077
Other income (expense)
Other income, net	33,072	298,816
Income before provision for income taxes	127,004	3,134,893
Provision for income taxes	-	-
Net income	$127,004	$3,134,893
Net income per share:
Basic and Diluted	$127,004	$3,134,893
Weighted-average shares outstanding:
Basic and Diluted	1	1

The accompanying notes are an integral part to these financial statements.

EUROPE CHINA COMMERCIAL UNION HOLDING LIMITED
STATEMENTS OF SHAREHOLDER’S EQUITY

					Accumulated
			Additional		Other	Total
	Common Stock		Paid-in	Retained	Comprehensive	Shareholder's
	Shares	Amount	Capital	Earnings	Income/(Loss)	Equity
Balance, December 31, 2008	1	$1	$-	$-	$-	$1
Foreign currency translation adjustment	-	-	-	-	329,783	329,783
Net income	-	-	-	3,134,893	-	3,134,893
Balance, December 31, 2009	1	$1	$-	$3,134,893	$329,783	$3,464,677
Foreign currency translation adjustment	-	-	-		55,795	55,795
Net income	-	-	-	127,004	-	127,004
Balance, February 10, 2010	1	$1	$-	$3,261,897	$385,578	$3,647,476

The accompanying notes are an integral part to these financial statements.

EUROPE CHINA COMMERCIAL UNION HOLDING LIMITED
STATEMENTS OF CASH FLOWS

	January 1, 2010 to February 10,	Fiscal Year Ended December 31,
	2010	2009
Cash flows from operating activities:
Net income	$127,004	$3,134,893
Adjustments to reconcile net income to net cash provided by operating activities:	-	-
Changes in assets and liabilities, net of amounts acquired:
Accounts receivable	(181,350)	(446,686)
Accounts payable	53,958	-
Net cash (used in) provided by operating activities	(388)	2,688,207
Cash flows from investing activities: Net cash used in investing activities	-	-
Cash flows from financing activities: Due to related parties	-	(1,794,836)
Net cash used in financing activities	-	(1,794,836)
Effect of exchange rate changes on cash and cash equivalents	15,851	93,981
Net increase in cash and cash equivalents	15,463	987,352
Cash and cash equivalents at beginning of period	987,352	-
Cash and cash equivalents at end of period	$1,002,815	$987,352
Supplemental disclosures of cash flow information: Cash paid during the period for interest	$-	$-

The accompanying notes are an integral part to these financial statements.

EUROPE CHINA COMMERCIAL UNION HOLDING LIMITED
NOTES TO FINANCIAL STATEMENTS
FEBRUARY 10, 2010 and DECEMBER 31, 2009

1. Organization of Business

Description of Business

Europe China Commercial Union Holding Limited, a British Virgin Islands (BVI) company (referred to collectively in this Report as “EC”, “the Company”, “we”, “our” and “us”) was formed in 2006 and is in the business of mining and trading tin sand/ores. EC contracts with third party mining companies to extract tin sand from the concessions owned by PT Aega Prima (PT AP) and sells the tin sand/ores to PT Alam Lestai Kencana (PT ALK).

On February 10, 2010, Top Yield Holdings Limited (Top Yield), a BVI company, acquired 100% of EC. See Note 9.

The financial statements are for the fiscal year ended December 31, 2009 and the stub period from January 1, 2010 through the date of acquisition, February 10, 2010. After February 10, 2010, EC is consolidated with Top Yield. PT AP and PT ALK are considered related party entities subsequent to April 14, 2010 as EC, PT AP and PT ALK share common ownership as of that date.

2. Summary of Significant Accounting Policies

Business Segments. We have prepared operating segment information in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 280, Segment Reporting, or ASC 280, which requires that companies disclose “operating segments” based on the manner in which management disaggregates the Company’s operations for making internal operating decisions. We operate as one segment to the chief operating decision maker as our one product consists of tin sand mining and sales and we operate in one geography.

Basis of Presentation. The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates. The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and classifications of assets and liabilities, revenues and expenses, and the related disclosures of contingent liabilities in the condensed financial statements and accompanying notes Actual results could differ materially from those estimates and assumptions.

Foreign Currency. Our reporting currency is in the United States dollar. Our functional currency is the local currency, the Indonesian Rupiah. Assets and liabilities are translated using exchange rates on the balance sheet dates. Revenues and expenses are translated using the average exchange rates prevailing during the year. Any translation adjustments resulting from this process are shown separately as a component of accumulated other comprehensive income (loss) within shareholder’s equity in the balance sheets. Foreign currency transaction gains and losses are reported in other income (expense), net in the statements of income.

Fair Value of Financial Instruments. The carrying amounts of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, accrued expenses and amounts due to related parties, approximate fair value due to their generally short-term maturities. See Note 3 "Fair Value Measurements."
Cash. Cash consists of Indonesian Rupiah held directly by EC.

Accounts Receivable and Allowance for Doubtful Accounts. We indirectly sell 100% of the tin sand that is mined from concessions owned by PT AP to PT ALK. An allowance for doubtful accounts is provided based on a review of the status of the individual receivable accounts at the end of the year. When an account is determined to be uncollectible, it is written off against the allowance for doubtful accounts. We did not record an allowance for doubtful accounts as of February 10, 2010 and December 31, 2009.

Derivative Financial Instrument. We use derivative instruments to manage exposures to commodity prices. For derivatives designated as fair value hedges, US GAAP requires the measurement of the hedge’s effectiveness by formally assessing, at least quarterly, the historical high correlation of changes in the fair value of the hedged item and the derivative hedging instrument. For derivatives designated as cash flow hedges, US GAAP requires the measurement of the hedge’s effectiveness by formally assessing, at least quarterly, the probable high correlation of the expected future cash flows of the hedged item and the derivative hedging instrument. The ineffective portions of both types of hedges are recorded in sales or other income or expense in the current period. If the hedging relationship ceases to be highly effective or it becomes probable that an expected transaction will no longer occur, future gains or losses on the derivative are recorded in other income or expense. In addition, U.S. GAAP requires formal documentation of the relationships between hedging instruments and the respective hedged items, as well as its risk management objectives for hedge transactions.

If no hedging relationship is designated, the derivative is marked to market through earnings. For periods ending February 10, 2010 and December 31, 2009, our derivatives instruments did not qualify for hedge accounting and as such, changes in the fair value of the derivatives instruments were reported in current period earnings, as we did not complete the required measurements of hedge effectiveness nor did we maintain formal documentation of our hedging relationships.

Revenue Recognition. We recognize revenue when there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is determinable, and collectability is reasonably assured. We recognize revenue when title, ownership, and risk of loss pass to the customer, all of which occurs upon shipment or delivery of the tin sand and is based on the applicable shipping terms. Revenue from sales are recognized on a net basis as the indicators for recording revenue on a net basis are persuasive.

We contract with third party mining companies to extract tin sand from the concessions owned by PT Aega Prima (PT AP) and sell the tin sand/ores to PT Alam Lestai Kencana (PT ALK). Under current accounting guidance, revenue is recognized on a net basis equal to the operating profit received from the third party mining companies, as all the following indicators of net revenue reporting are met: (i) the third party is the obligor; (ii) the amount earned is fixed; and (iii) the third party maintains inventory risk.

The Company’s shipping and handling costs are included in cost of sales for all periods presented.

Income Taxes. The Company is incorporated in the British Virgin Islands. The British Virgin Islands does not have a corporate income tax and as a result, the Company has recorded no income taxes for the periods presented.

Comprehensive Income. Comprehensive income (loss) includes net income (loss), the effects of currency translation, unrealized gains and losses on cash flow hedges and pension adjustments. Comprehensive income (loss) for all years presented is included in the Statements of Shareholder’s Equity. Comprehensive loss for the period ended February 10, 2010 and for the year ended December 31, 2009 was $182,800 and $3,464,676, respectively.

Earnings per Share. Pursuant to FASB ASC Topic 260, Earnings Per Share, or ASC 260, we provide the dual presentation of “basic” and “diluted” earnings per share (“EPS”).

Basic EPS excludes dilution from common stock equivalents and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution from common stock equivalents and is based on the assumption that the Company’s outstanding options are included in the calculation of diluted earnings per share, except when their effect would be anti-dilutive. Dilution is computed by applying the treasury stock method. Under this method, options are assumed to be exercised at the beginning of the period (or at the time of issuance, if later), and as if funds obtained thereby were used to purchase common stock at the average market price during the period. We did not compute diluted earnings per share since there are no dilutive potential shares.

New Accounting Standards.

Variable Interest Entities. In June 2009, the ASC guidance for consolidation accounting was updated to require an entity to perform a qualitative analysis to determine whether the enterprise’s variable interest gives it a controlling financial interest in a VIE. This qualitative analysis identifies the primary beneficiary of a VIE as the entity that has both of the following characteristics: (i) the power to direct the activities of a VIE that most significantly impact the entity’s economic performance and (ii) the obligation to absorb losses or receive benefits from the entity that could potentially be significant to the VIE. The updated guidance also requires ongoing reassessments of the primary beneficiary of a VIE. Adoption of the updated guidance, effective for the Company’s fiscal year beginning January 1, 2010, had no impact our financial position, results of operations or cash flows.

Fair Value Accounting. In January 2010, ASC guidance for fair value measurements and disclosure was updated to require additional disclosures related to transfers in and out of level 1 and 2 fair value measurements. The guidance was amended to clarify the level of disaggregation required for assets and liabilities and the disclosures required for inputs and valuation techniques used to measure the fair value of assets and liabilities that fall in either level 2 or level 3. The updated guidance was effective for the our fiscal year beginning January 1, 2010. The adoption had no impact on our financial position, results of operations or cash flows.

Business Combination. In December 2010, the ASC guidance for business combinations was updated to clarify existing guidance which requires a public entity to disclose pro forma revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual period only. The update also expands the supplemental pro forma disclosures required to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. The updated guidance is effective for our fiscal year beginning January 1, 2011. We are evaluating the potential impact of adopting this guidance on our financial position, results of operations and cash flows.

Fair Value Accounting. In January 2010, the ASC guidance for fair value measurements and disclosure was updated to require enhanced detail in the level 3 reconciliation. The updated guidance is effective for our fiscal year beginning January 1, 2011. The Company expects minimal impact from adopting this guidance.

3. Fair Value Measurements

The Company applies ASC 820 with respect to fair value measurements of (a) nonfinancial assets and liabilities that are recognized or disclosed at fair value and (b) all financial assets and liabilities. As defined by ASC 820, fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company estimates fair value utilizing market data or assumptions that market participants would use in pricing the asset or liability in a current transaction, including assumptions about risk and the risks inherent in the inputs to the valuation technique. The Company’s financial instruments, other than those presented in the disclosures below, include accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments. ASC 820 prioritizes the inputs used in measuring fair value into the following hierarchy (with Level 1 as the highest priority):

Level 1	Quoted market prices in active markets for identical assets or liabilities;

Level 2	Observable inputs other than those included in Level 1 (for example, quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets); and

Level 3	Unobservable inputs reflecting management’s own assumptions about the inputs used in estimating the value of the asset.

Recurring Fair Value Measurements

The fair value hierarchy requires the use of observable market data when available. The financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. As of February 10, 2010 and December 31, 2009, the Company had no financial assets and liabilities that were accounted for at fair value on a recurring basis.

Non-Recurring Fair Value Measurements

The Company has certain assets, including equipment and improvements, goodwill and other intangible assets, which are measured at fair value on a non-recurring basis and are adjusted to fair value only if an impairment charge is recognized. The categorization of the framework used to measure fair value of the assets is considered Level 3 due to the subjective nature of the unobservable inputs used. As of February 10, 2010 and December 31, 2009, the Company had no assets that were subject to the fair value measurements on a non-recurring basis.

Fair Value of Financial Instruments

The estimated fair value of financial instruments is determined using the best available market information and appropriate valuation methodologies. However, considerable judgment is necessary in interpreting market data to develop the estimates of fair value. Accordingly, the estimates presented are not necessarily indicative of the amounts that the Company could realize in a current market exchange, or the value that ultimately will be realized upon maturity or disposition. The use of different market assumptions may have a material effect on the estimated fair value amounts. The Company’s financial instruments, other than those presented in the disclosures above, include cash and cash equivalents, accounts receivables, accounts payable and accrued liabilities. The carrying value of these assets and liabilities approximates fair value because of the short-term nature of these instruments.

4. Derivatives

Due to our exposure to risks of changes in tin prices, we enter into forward contracts to reduce volatility in the price of this commodity. The forward contracts are held for purposes other than trading.

As our forward contracts settle the last day of each month, there are no outstanding derivative contracts as of February 10, 2010 and December 31, 2009. For periods ending February 10, 2010 and December 31, 2009, our forward contracts did not qualify for hedge accounting and as such, gains and losses on the derivatives instruments were reported in current period earnings. The following table represents the gains or losses during period ended February 10, 2010 and December 31, 2009.

	Amount of gain/(loss) in earnings	Amount of gain/(loss) in earnings
	February 10, 2010	December 31, 2009
Tin forward contract	$33,072	$(2,547,037)
Total	$33,072	$(2,547,037)

5. Concentration

We purchase 100% of our tin sand indirectly from PT AP and generate 100% of our revenue from direct and indirect sales of tin sand to PT ALK.

6. Commitments, Guarantees and Contingencies

Rental Commitments

We do not have lease facilities and offices under irrevocable operating lease agreements. We entered into a 5 year lease agreement for a cutter suction dredger that expires on November 30, 2013. The lease cost is determined monthly based on the amount of tin production with a minimal monthly lease payment determined at the beginning of each year. Total lease expense for the period ended February 10, 2010 and December 31, 2009 was $31,358 and $610,653, respectively. The minimum lease payments for the remaining periods cannot be determined as the lease cost is determined monthly based on the amount of tin production with a minimal monthly lease payment determined at the beginning of each year.

We have entered into an agreement with another entity to sublease the cutter suction dredger that also expires on November 30, 2013. The terms of this sublease provides for lease payments that approximate the lease payments were are required to make on the cutter suction dredger.

Commitments and Guarantees

Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Economic and Political Risks

Our operations are conducted in Indonesia, which carry political, economic and legal environmental risks as well exposure to changes in foreign currency rates. Our results may be adversely affected by changes in the political conditions and changes in governmental policies with respect to laws and regulations.

Seasonality

Our sales during the first and fourth quarters of each calendar year are negatively impacted by the monsoon season, which occurs from December to March. We mine tin concessions controlled by PT AP which are located offshore of Banka Island, Indonesia. During this period, mining operations are ceased, negatively impacting our ability to mine and trade tin sand.

7. Related Party Transactions

We have classified amounts owed by PT AP and PT ALK as related parties on the balance sheet due the subsequent acquisition of these companies by Top Yield in April 2010. As of February 10, 2010 and December 31, 2009, $1,101,272 and $1,083,872 respectively, were owed to us by PT AP. As of February 10, 2010 and December 31, 2009, $914,223 and $899,777, respectively, were owed to us by PT ALK.

8. Restatement

Under current accounting guidance, revenue is recognized on a net basis equal to the operating profit received from the third party mining companies, as all the following indicators of net revenue reporting are met: (i) the third party is the obligor; (ii) the amount earned is fixed; and (iii) the third party maintains inventory risk. In the previously issued financial statements, we recorded revenue on a gross basis. Based on the guidance referenced, we changed our revenue recognition policy to record revenue on a net basis.

9. Subsequent Event

These financial statements considered subsequent events through Date to Be Determined, the date the financial statements were available to be issued.

Acquisition- Europe-China Commercial Union Holding Limited

On February 10, 2010, Top Yield entered into a Shares Sales and Purchase Agreement with Mr. Denny Tio, owner of EC to acquire 100% of the outstanding shares of EC for $1. On the same date, Top Yield executed a Declaration Letter with Mr. Tio whereby a $3,465,000 loan that was owed to Mr. David Supardi, 50% shareholder of Top Yield, was forgiven. The debt forgiveness was considered consideration paid to Denny Tio for EC and recorded as contributed capital by Mr. David Supardi.

LEVIATHAN MINERALS GROUP INCORPORATED
Unaudited Condensed Combining Proforma Balance Sheet
June 30, 2011

	DE Acquisition 3, Inc.	Top Yield Holdings, Limited	Proforma Adjustments	Consolidated Proforma

Assets
Current assets
Cash and cash equivalents	$-	$2,569,057	$4,464,259	$7,033,316
Accounts receivable	-	9,582,543		9,582,543
Inventories	-	2,781,071		2,781,071
Other current assets	-	1,213,724	351,548	1,565,272
Total current assets	-	16,146,395	4,815,807	20,962,202

Property, plant and equipment, net		3,714,828		3,714,828
Intangible assets, net	-	11,726,870		11,726,870
Goodwill	-	1,678,643		1,678,643
Total non-current assets	-	17,120,341	-	17,120,341
Total Assets	$-	$33,266,736	$4,815,807	$38,082,543

Liabilities and Shareholders' Equity
Accounts payable	$-	$1,078,271		$1,078,271
Income taxes payable	-	148,894	242,464	391,358
Due to related parties	-	6,350,858		6,350,858
Other current liabilities	-	1,383,640		1,383,640
Total current liabilities	-	8,961,663	242,464	9,204,127

Other non-current liabilities	-	324,127		324,127
Subordinated debt	-	-	4,409,897	4,409,897

Total liabilities	-	9,285,790	4,652,361	13,938,151

Commitments and contingencies

Shareholders' Equity
Common stock		100		100
Additional paid-in-capital	15,158	17,196,106	741,301	17,952,565
Accumulated other comprehensive income		225,760		225,760
Retained earnings	(15,158)	7,167,115	(577,855)	6,574,102
Top Yield shareholders' equity	-	24,589,081	163,446	24,752,527

Non-controlling interest	-	(608,135)		(608,135)
Total Shareholders' Equity	-	23,980,946	163,446	24,144,392
Total Liabilities and Shareholders' Equity	$-	$33,266,736	$4,815,807	$38,082,543

LEVIATHAN MINERALS GROUP INCORPORATED
Unaudited Condensed Combining Proforma Statement of Income
For the Six Months Ended June 30, 2011

	DE Acquisition 3, Inc.	Top Yield Holdings, Limited	Proforma Adjustments	Consolidated Proforma

Net sales	$-	$40,541,085	$-	$40,541,085
Cost of sales and expenses
Cost of applicable to sales	-	33,204,748	-	33,204,748
Selling, general and administrative	11,224	4,823,017	-	4,834,241
Income from operations	(11,224)	2,513,320	-	2,502,096

Other operating expenses
Other expense, net	-	380,966	(577,855)	(196,889)
Income before provision for income taxes	(11,224)	2,894,286	(577,855)	2,305,207

Provision (benefit) for income taxes	-	19,825	-	19,825
Net income	$(11,224)	$2,874,461	$(577,855)	$2,285,382

LEVIATHAN MINERALS GROUP INCORPORATED
Unaudited Condensed Combining Proforma Statement of Income
For the Year Ended December 31, 2010

	DE Acquisition 3, Inc.	Top Yield Holdings, Limited	Proforma Adjustments	Consolidated Proforma

Net sales	$-	$26,657,109	$-	$26,657,109
Cost of sales and expenses
Cost of applicable to sales	-	18,638,904	-	18,638,904
Selling, general and administrative	2,795	4,628,223	-	4,631,018
Income from operations	(2,795)	3,389,982	-	3,387,187

Other operating expenses
Other income, net	-	95,697	(1,136,099)	(1,040,402)
Income before provision for income taxes	(2,795)	3,485,679	(1,136,099)	2,346,785

Provision (benefit) for income taxes	-	(180,696)	-	(180,696)
Net income	$(2,795)	$3,666,375	$(1,136,099)	$2,527,481

LEVIATHAN MINERALS GROUP, INC.
NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS
JUNE 30, 2011

On August 18, 2011, we changed our corporate name from “DE Acquisition 3, Inc.” to “Leviathan Minerals Group Incorporated”, whereby our wholly owned subsidiary (formed for the purpose of effecting the change in our corporate name) was merged with and into the Company and the Company adopted the name of the subsidiary and changed our fiscal year end to December 31, 2011. We effected the name change to better reflect the nature of the business operations expected to be acquired.

On August 22, 2011 (the “Effective Date”), DE Acquisition 3, Inc. (the “Company”) entered into an Agreement and Plan of Share Exchange (the “Exchange Agreement”) with Top Yield Holdings Limited, a British Virgin Islands company (“Top Yield”), the holders of 100% of the issued and outstanding equity interests of Top Yield (the “Top Yield Shareholders”), PT Havilah Abadi Sejahtera, a company incorporated in the Republic of Indonesia (“PTHAS”), and the holder of 99% of the issued and outstanding equity interests of PTHAS, PT Aega Prima, a company incorporated in the Republic of Indonesia (“PT Aega”), the holder of 80% of the issued and outstanding equity interests of PT Aega, PT Alam Lestari Kencana, a company incorporated in the Republic of Indonesia (“PT ALK”), and the holder of 99% of the issued and outstanding equity interests of PT ALK, Europe-China Commercial Union Holding Limited, a British Virgin Islands company (“ECC”), and the holder of 100% of the issued and outstanding equity interests of ECC, Crown Sail Limited, a British Virgin Islands company (“CS”), and the holder of 100% of CS.

Pursuant to the Securities Purchase Agreement, we issued $5,020,000 of Notes. The Notes bear interest at 10% with a maturity date of February 18, 2013 unless declared due and payable by the investor upon the occurrence of an Event of Default (as defined in the Notes). The amount due under the Notes shall be converted into Common Stock (i) immediately upon the effective date of the listing of the Common Stock on any national securities exchange in the United States or (ii) at the discretion of the investor. The Notes are currently convertible into 1,181,177 shares of Common Stock.

The following unaudited pro forma balance sheet as of June 30, 2011 and the unaudited pro forma statement of income are derived from the historical financial statements of the Company and Top Yield and have been prepared to give effect to the acquisition of the Top Yield shares and the issuance of the Notes as at January 1, 2011. The unaudited pro forma balance sheet is presented as if the closing of Agreement had occurred as of January 1, 2011. The unaudited pro forma condensed combined statement of income is presented as if the closing of the Agreement had occurred on January 1, 2011.

The following unaudited pro forma financial statements have been prepared for illustrative purposes only and do not purport to reflect the results the combined company may achieve in future periods or the historical results that would have been obtained. These unaudited pro forma financial statements, including the notes hereto, should be read in conjunction with (i) the historical financial statements for the Company and (ii) the historical financial statements of Top Yield.

PRO FORMA ADJUSTMENTS

NOTE 1. These unaudited pro forma combined financial statements reflect the following pro forma adjustments:

(a).
To record the acquisition of the shares of Top Yield in exchange for 16,705,406 shares of the Company. The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. We have accounted for this merger as a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. As result our future filings will include the historical financial statements of Top Yield Holdings Limited.

(b).	To record the issuance of the $5,020,000 Notes and accrued and unpaid interest through June 30, 2011.
(c).
To record deferred debt costs, which include underwriting, legal, and other direct costs related to the issuance of debt, and amortize the debt cost to interest expense over the contractual term of the debt using the effective interest method through June 30, 2011.

(d).	To record the beneficial conversion feature and to accrete the debt discount over the contractual term of the debt using the effective interest rate through June 30, 2011.
(e).
As a part of the reverse merger, we entered into two assignment of dividend agreements and purchase options with related companies. FASB ASC 810-10-45-20 states net income or loss and comprehensive income or loss, as described in Topic 220, shall be attributed to the parent and the noncontrolling interest. Prior to the assignment of the dividend agreements we attributed net income or loss to the noncontrolling interest based its ownership interest. Subsequent to the assignment of the dividend agreements we will attribute net income or loss to the noncontrolling interest based on the rights to future earnings of the entity. As a result of the assigned dividend agreements, we will attribute 100% of the future earnings of PT AP and PT ALK to the parent company and will not attribute no future earnings to the noncontrolling interests as long as PT MAP and PT HSB own a noncontrolling share of PT AP and PT ALK, respectively.

NOTE 3. DE Acquisition 3’s balance sheet presented below is as of May 31, 2011and its statement of income is for the three months ended May 31, 2011. Adjustments were not made to bring DE Acquisitions financial statements to June 30, 2011 as the adjustments were not significant. Top Yield’s balance sheet is as of June 30, 2011 and its statement of income is for the six months ended June 30, 2011. Top Yield’s fiscal period will remain December 31, 2011.

EXHIBIT [ ]

LEVIATHAN MINERALS GROUP, INC.
NOTES TO UNAUDITED CONDENSED PRO FORMA FINANCIAL STATEMENTS
DECEMBER 31, 2010

On August 18, 2011, we changed our corporate name from “DE Acquisition 3, Inc.” to “Leviathan Minerals Group Incorporated”, whereby our wholly owned subsidiary (formed for the purpose of effecting the change in our corporate name) was merged with and into the Company and the Company adopted the name of the subsidiary. We effected the name change to better reflect the nature of the business operations expected to be acquired.

On August 22, 2011 (the “Effective Date”), DE Acquisition 3, Inc. (the “Company”) entered into an Agreement and Plan of Share Exchange (the “Exchange Agreement”) with Top Yield Holdings Limited, a British Virgin Islands company (“Top Yield”), the holders of 100% of the issued and outstanding equity interests of Top Yield (the “Top Yield Shareholders”), PT Havilah Abadi Sejahtera, a company incorporated in the Republic of Indonesia (“PTHAS”), and the holder of 99% of the issued and outstanding equity interests of PTHAS, PT Aega Prima, a company incorporated in the Republic of Indonesia (“PT Aega”), the holder of 80% of the issued and outstanding equity interests of PT Aega, PT Alam Lestari Kencana, a company incorporated in the Republic of Indonesia (“PT ALK”), and the holder of 99% of the issued and outstanding equity interests of PT ALK, Europe-China Commercial Union Holding Limited, a British Virgin Islands company (“ECC”), and the holder of 100% of the issued and outstanding equity interests of ECC, Crown Sail Limited, a British Virgin Islands company (“CS”), and the holder of 100% of CS.

Pursuant to the Securities Purchase Agreement, we issued $5,020,000 of Notes. The Notes bear interest at 10% with a maturity date of February 18, 2013 unless declared due and payable by the investor upon the occurrence of an Event of Default (as defined in the Notes). The amount due under the Notes shall be converted into Common Stock (i) immediately upon the effective date of the listing of the Common Stock on any national securities exchange in the United States or (ii) at the discretion of the investor. The Notes are currently convertible into 1,181,177 shares of Common Stock.

The following unaudited pro forma statement of income are derived from the historical financial statements of the Company and Top Yield and have been prepared to give effect to the acquisition of the Top Yield shares and the issuance of the Notes as at January 1, 2010. The unaudited pro forma condensed combined statement of income is presented as if the closing of the Agreement had occurred on January 1, 2010.

The following unaudited pro forma financial statements have been prepared for illustrative purposes only and do not purport to reflect the results the combined company may achieve in future periods or the historical results that would have been obtained. These unaudited pro forma financial statements, including the notes hereto, should be read in conjunction with (i) the historical financial statements for the Company and (ii) the historical financial statements of Top Yield.

PRO FORMA ADJUSTMENTS

NOTE 1. These unaudited pro forma combined financial statements reflect the following pro forma adjustments:

(a).
To record the acquisition of the shares of Top Yield in exchange for 16,705,406 shares of the Company. The acquisition of a private operating company by a non-operating public shell corporation typically results in the owners and management of the private company having actual or effective voting and operating control of the combined company. We have accounted for this merger as a capital transaction in substance, rather than a business combination. That is, the transaction is a reverse recapitalization, equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation accompanied by a recapitalization. The accounting is similar to that resulting from a reverse acquisition, except that no goodwill or other intangible assets should be recorded. As result our future filings will include the historical financial statements of Top Yield Holdings Limited.

(b).	To record the issuance of the $5,020,000 Notes and accrued and unpaid interest through December 31, 2010.
(c).
To record deferred debt costs, which include underwriting, legal, and other direct costs related to the issuance of debt, and amortize the debt cost to interest expense over the contractual term of the debt using the effective interest method through December 31, 2010.

(d).	To record the beneficial conversion feature and to accrete the debt discount over the contractual term of the debt using the effective interest rate through December 31, 2010.
(e).
As a part of the reverse merger, we entered into two assignment of dividend agreements and purchase options with related companies. FASB ASC 810-10-45-20 states net income or loss and comprehensive income or loss, as described in Topic 220, shall be attributed to the parent and the noncontrolling interest. Prior to the assignment of the dividend agreements we attributed net income or loss to the noncontrolling interest based its ownership interest. Subsequent to the assignment of the dividend agreements we will attribute net income or loss to the noncontrolling interest based on the rights to future earnings of the entity. As a result of the assigned dividend agreements, we will attribute 100% of the future earnings of PT AP and PT ALK to the parent company and will not attribute no future earnings to the noncontrolling interests as long as PT MAP and PT HSB own a noncontrolling share of PT AP and PT ALK, respectively.

NOTE 3. DE Acquisition 3’s statement of income is for the year ended February 28, 2010. Adjustments were not made to bring DE Acquisition 3’s financial statements to December 31, 2010 as the adjustments were not significant. Top Yield’s statement of income is for the year ended December 31, 2010. Top Yield’s fiscal period will remain December 31, 2011.